   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 13, 1998
                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           -------------------------

                                    FORM S-1
                           -------------------------
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                           -------------------------

                              CSK AUTO CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                           -------------------------

       DELAWARE                   5531                  86-0765798
    (STATE OR OTHER         (PRIMARY STANDARD        (I.R.S. EMPLOYER
     JURISDICTION              INDUSTRIAL         IDENTIFICATION NUMBER)
  OF INCORPORATION OR      CLASSIFICATION CODE
     ORGANIZATION)               NUMBER)

               645 E. MISSOURI AVENUE                                    MAYNARD L. JENKINS
               PHOENIX, ARIZONA 85012                                  645 E. MISSOURI AVENUE
                   (602) 265-9200                                      PHOENIX, ARIZONA 85012
    (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE                            (602) 265-9200
    NUMBER, INCLUDING AREA CODE, OF REGISTRANT'S              (NAME, ADDRESS, INCLUDING ZIP CODE, AND
            PRINCIPAL EXECUTIVE OFFICES)                       TELEPHONE NUMBER, INCLUDING AREA CODE,
                                                                       OF AGENT FOR SERVICE)

                           -------------------------

                          COPIES OF COMMUNICATIONS TO:

               RICHARD M. RUSSO, ESQ.                                   JEFFREY SMALL, ESQ.
            GIBSON, DUNN & CRUTCHER LLP                             DEANNA L. KIRKPATRICK, ESQ.
               1801 CALIFORNIA STREET                                  DAVIS POLK & WARDWELL
                     SUITE 4100                                         450 LEXINGTON AVENUE
               DENVER, COLORADO 80202                                 NEW YORK, NEW YORK 10017
                   (303) 298-5700                                          (212) 450-4000
             (FACSIMILE) (303) 296-5310                              (FACSIMILE) (212) 450-4800

                           -------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

  As soon as practicable after this Registration Statement becomes effective.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _________

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _________

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _________

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                              PROPOSED
      TITLE OF EACH CLASS OF             PROPOSED              MAXIMUM              MAXIMUM             AMOUNT OF
         SECURITIES TO BE              AMOUNT TO BE        OFFERING PRICE          AGGREGATE          REGISTRATION
            REGISTERED                 REGISTERED(1)        PER SHARE(2)       OFFERING PRICE(2)           FEE
----------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value......   8,050,000 shares         $27.15625         $218,607,812.50        $60,772.97
----------------------------------------------------------------------------------------------------------------------

(1) Includes 1,050,000 shares of Common Stock which may be purchased by the underwriters to cover any overallotments.

(2) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933 based on the average of the high and low prices reported on the New York Stock Exchange on November 12, 1998.
                           -------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                   SUBJECT TO COMPLETION -- NOVEMBER 13, 1998

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

PROSPECTUS
               , 1998

                                    CSK LOGO
                        7,000,000 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------

     THE COMPANY:

     - We are the largest retailer of automotive parts and accessories in the Western United States and one of the largest such retailers in the United States based, in each case, on our number of stores.

     - CSK Auto Corporation
        645 E. Missouri Avenue
        Suite 400
        Phoenix, AZ 85012
        (602) 265-9200

     - NEW YORK STOCK EXCHANGE SYMBOL: CAO

     THE OFFERING:

     - Existing stockholders are offering 7,000,000 shares.

     - The underwriters have an option to purchase an additional 1,050,000 shares from the selling stockholders to cover over-allotments.

     - There is an existing trading market for these shares. The reported last sale price on November 12, 1998 was $27.06 per share.

     - We will not receive any proceeds from the shares sold in this offering.

     - Closing:              , 1998.

----------------------------------------------------------------------------------------------
                                                            Per Share               Total
----------------------------------------------------------------------------------------------
Public offering price:                                      $                       $
Underwriting fees:
Proceeds to selling stockholders:
----------------------------------------------------------------------------------------------

      THIS INVESTMENT INVOLVES RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 9.
--------------------------------------------------------------------------------
Neither the SEC nor any state securities commission has determined whether this prospectus is truthful or complete. Nor have they made, nor will they make, any determination as to whether anyone should buy these securities. Any representation to the contrary is a criminal offense.
--------------------------------------------------------------------------------

                          DONALDSON, LUFKIN & JENRETTE
MERRILL LYNCH & CO.          ING BARING FURMAN SELZ LLC          LEHMAN BROTHERS
            MORGAN STANLEY DEAN WITTER           SALOMON SMITH BARNEY

WE WILL AMEND AND COMPLETE THE INFORMATION IN THIS PROSPECTUS. ALTHOUGH WE ARE PERMITTED BY US FEDERAL SECURITIES LAWS TO OFFER THESE SECURITIES USING THIS PROSPECTUS, WE MAY NOT SELL THEM OR ACCEPT YOUR OFFER TO BUY THEM UNTIL THE DOCUMENTATION FILED WITH THE SEC RELATING TO THESE SECURITIES HAS BEEN DECLARED EFFECTIVE BY THE SEC. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES OR OUR SOLICITATION OF YOUR OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THAT WOULD NOT BE PERMITTED OR LEGAL.

                               TABLE OF CONTENTS

                                    Page
Prospectus Summary................     3
Risk Factors......................     9
Price Range of Common Stock and
  Dividend Policy.................    14
Capitalization....................    15
Use of Proceeds...................    15
Dilution..........................    16
Selected Consolidated Financial
  Data............................    17
Management's Discussion and
  Analysis of Financial Condition
  and Results of Operations.......    20
Business..........................    31
Management........................    47
Certain Relationships and Related
  Transactions....................    58

                                    Page
Principal and Selling
  Stockholders....................    63
Description of Capital Stock......    66
Description of Certain
  Indebtedness....................    68
Shares Eligible for Future Sale...    71
Available Information.............    72
Underwriting......................    73
Legal Matters.....................    75
Experts...........................    75
Change in Accountants.............    75
Index to Consolidated Financial
  Statements......................   F-1

                               PROSPECTUS SUMMARY

     This summary is qualified by more detailed information appearing in other sections of this prospectus. The other information is important, so please read this entire prospectus carefully. Our fiscal year ends on the Sunday nearest to January 31 and is named for the calendar year just ended (for example, our fiscal year ended February 1, 1998 is called "Fiscal 1997"). Occasionally, this results in a fiscal year which is 53 weeks long. Our company is a holding company with no business operations of its own; all of its business is conducted through its wholly-owned subsidiary, CSK Auto, Inc. Unless otherwise indicated, "we," "us," "our" and similar terms, as well as references to the "Company" refer to CSK Auto Corporation and its subsidiaries.

                                  THE COMPANY

     CSK Auto Corporation is the largest retailer of automotive parts and accessories in the Western United States and one of the largest such retailers in the United States based, in each case, on our number of stores. As of November 1, 1998, we operated 773 stores as one fully integrated company under the following three brand names:

     - Checker Auto Parts, founded in 1968 and operating in the Southwestern and Rocky Mountain states;

     - Schuck's Auto Supply, founded in 1917 and operating in the Pacific Northwest; and

     - Kragen Auto Parts, founded in 1947 and operating primarily in California.

     Based on our store count, we believe we are the largest retailer of automotive parts and accessories in 19 of our 24 markets.

     We offer a broad selection of national brand name and private label automotive products, including new and remanufactured automotive replacement parts, maintenance items and accessories. Most of our sales are to do-it-yourself customers, although our commercial sales program focusing on sales to auto repair professionals and fleet owners represents a significant and increasing part of our business. Our stores typically offer between 13,000 and 17,000 stock keeping units ("SKUs"). Our operating strategy is to offer our products at everyday low prices and at conveniently located and attractively designed stores, supported by highly trained, efficient and courteous customer service personnel.

OPERATING AND GROWTH STRATEGIES

     Over the past several years, we have implemented a variety of operating initiatives which have enabled us to significantly increase our productivity and the level and quality of service we provide to our customers. These operating initiatives include:

     - EXPANDED PRODUCT SELECTION -- Our priority parts operation enables us to provide to customers on a timely basis products not usually stocked in each store's inventory. This has resulted in over 80% of our stores having 200,000 additional SKUs available to customers on a same-day delivery basis and all of our stores having an additional 1,000,000 SKUs available on a next day basis.

     - IMPROVED WAREHOUSE AND DISTRIBUTION SYSTEM -- We converted our warehouse and distribution system to a technologically advanced, fully integrated system. Our new system has allowed us to lower our warehouse and distribution expense as a percentage of net sales from 4.9% in fiscal 1995 to 3.3% for the first half of fiscal 1998.

     - ENHANCED STORE LEVEL INFORMATION SYSTEMS -- We installed sophisticated store-level information systems which have improved store labor productivity and customer service.

     These operating initiatives have provided us with a highly efficient, centralized infrastructure and the foundation for continued and profitable growth. We are currently generating growth in sales and operating profits primarily by implementing the following growth initiatives:

     - ACCELERATING STORE GROWTH -- We are accelerating our store growth strategy so we are able to profitably increase our name recognition and market penetration while benefiting from economies of scale in advertising, management and distribution costs. We plan to open, relocate or expand approximately 130 stores in fiscal 1998 and approximately 150 stores in fiscal 1999. This compares to 64 stores in fiscal 1996 and 104 stores in fiscal 1997 (in addition to 82 stores acquired from Trak Auto Corporation).

     - EXPANDING COMMERCIAL SALES PROGRAM -- Our rapidly growing and profitable commercial sales program targets the largest and fastest growing part of the automotive aftermarket. We believe that we have significant competitive advantages in servicing this segment because of our experienced sales associates, conveniently located stores, attractive pricing and ability to consistently deliver a broad product offering. Our commercial sales have increased 30% to $74.9 million in the first half of fiscal 1998 from $57.7 million in the comparable period in fiscal 1997.

     - INCREASING OPERATING PROFIT MARGINS -- As a result of continued improvement in our gross profit margin and continued realization of operating efficiencies, our operating profit margin increased to 6.2% in the first half of fiscal 1998 from 4.6% in the comparable period of fiscal 1997. Excluding $6.7 million of non-recurring charges, our operating profit margin for the first half of fiscal 1998 was 7.5%. Our gross profit margin is increasing primarily as a result of more favorable vendor terms, taking advantage of cash discounts from vendors and improvements in our product mix.

     The success of our operating and growth initiatives has resulted in a 58% increase in our operating profit to $30.2 million for the first half of fiscal 1998, from $19.1 million in the comparable period in fiscal 1997. Excluding $6.7 million of non-recurring charges, operating profit for the first half of fiscal 1998 was $36.9 million, an increase of 93% over the comparable period of fiscal 1997. We believe that we can continue to realize strong and profitable growth by aggressively pursuing our operating and growth initiatives.

RECENT CORPORATE TRANSACTIONS

     We have completed the following significant transactions during the last three fiscal years:

     - In October 1996, INVESTCORP S.A. and certain other investors it organized purchased a 51% equity interest in our company in a series of related transactions resulting in a new capitalization structure for our company. We refer to these transactions as the "1996 Recapitalization."

     - In December 1997, we acquired 82 stores located in the Los Angeles market from Trak Auto Corporation for approximately $34.5 million. We refer to this transaction as the "Trak West Acquisition."

     - In March 1998, we completed the initial public offering of our common stock and used the net proceeds of $159.1 million to repay outstanding debt. We refer to this transaction as our "IPO."

                                  THE OFFERING

Common stock being offered by
the selling stockholders......   7,000,000 shares(1)

Common stock outstanding after
  this offering...............   27,742,022 shares(2)

Use of proceeds...............   We will not receive any proceeds from the sale
                                 of common stock in this offering.

NYSE symbol...................   CAO
------------------------------

(1) Does not include 1,050,000 shares that the underwriters may purchase to cover any overallotments.

(2) Does not include 2,111,841 shares subject to outstanding options as of November 1, 1998 (with a weighted average exercise price of $13.99 per share) and 552,904 additional shares reserved for issuance pursuant to options available for future grant under our stock option plans.

                                  RISK FACTORS

     See "Risk Factors" beginning on page 9 for a description of certain risks relevant to an investment in our common stock. These risk factors include, among others, risks related to our growth strategy, our substantial degree of leverage, our history of previous losses during four of the last five fiscal years, the need to comply with restrictive covenants imposed by our loan documents and competition in our industry.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     You should read the following summary consolidated financial data together with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our consolidated financial statements and related notes included elsewhere in this prospectus.

                                                                                       TWENTY-SIX WEEKS
                                                                                           ENDED(1)
                                                            FISCAL YEAR(2)           ---------------------
                                                    ------------------------------   AUGUST 3,   AUGUST 2,
                                                    1995(3)    1996(4)    1997(5)      1997       1998(6)
                                                          (IN THOUSANDS, EXCEPT SELECTED STORE DATA)
STATEMENT OF OPERATIONS DATA
Net sales.........................................  $718,352   $793,092   $845,815   $419,557    $493,124
    Cost of sales.................................   433,817    463,374    468,171    242,246     267,746
                                                    --------   --------   --------   --------    --------
Gross profit......................................   284,535    329,718    377,644    177,311     225,378
Other costs and expenses:
    Operating and administrative..................   284,697    312,908    327,838    158,195     188,445
    Transition and integration expenses...........        --         --      3,407         --       3,075
    Stock-based compensation......................        --         --        909         --          --
    Write-off of unamortized management fee.......        --         --         --         --       3,643
    1996 Recapitalization charge..................        --     20,174         --         --          --
                                                    --------   --------   --------   --------    --------
Operating profit (loss)...........................      (162)    (3,364)    45,490     19,116      30,215
    Other 1996 Recapitalization expenses..........        --     12,463      1,009         --          --
    Interest expense, net.........................    14,379     20,691     40,680     19,714      16,608
                                                    --------   --------   --------   --------    --------
Income (loss) before taxes and extraordinary
  loss............................................   (14,541)   (36,518)     3,801       (598)     13,607
    Income tax expense (benefit)..................    (5,447)   (11,859)     1,557       (216)      5,017
                                                    --------   --------   --------   --------    --------
Income (loss) before extraordinary loss...........    (9,094)   (24,659)     2,224       (382)      8,590
    Extraordinary loss............................        --         --     (3,015)        --      (6,767)
                                                    --------   --------   --------   --------    --------
Net income (loss).................................  $ (9,094)  $(24,659)  $   (771)  $   (382)   $  1,823
                                                    ========   ========   ========   ========    ========
OTHER DATA
EBITDA(7).........................................  $ 16,099   $ 50,544   $ 70,173   $ 29,220    $ 48,320
EBITDAR(7)........................................    61,453     98,450    124,695     55,946      82,774
Capital expenditures..............................    11,640      6,317     20,132      6,781      18,640
Commercial sales(8)...............................    60,840     89,551    115,378     57,701      74,928
Net cash provided by (used in) operating
  activities......................................     1,354    (38,366)   (62,703)    (6,332)     15,706
Net cash used in investing activities.............    (7,888)   (10,686)   (56,727)   (10,328)    (16,025)
Net cash provided by financing activities.........     8,028     49,911    119,059     18,035       3,045
SELECTED STORE DATA
New, relocated and expanded stores................        63         64        104         35          54
Number of stores (end of period)..................       566        580        718        591         747
Stores with commercial sales centers (end of
  period).........................................       176        292        360        292         455
Percentage increase in comparable store net
  sales(9)........................................        2%         6%         4%         5%          0%

                                                              AUGUST 2, 1998
                                                              (IN THOUSANDS)
BALANCE SHEET DATA
Cash and cash equivalents...................................     $  7,578
Net working capital.........................................      250,960
Total assets................................................      570,344
Total debt (including current maturities)...................      292,109
Stockholders' equity........................................       85,725

                    See accompanying notes on pages 7 and 8.

                  NOTES TO SUMMARY CONSOLIDATED FINANCIAL DATA
------------------------------

(1) The summary financial data for the first half of fiscal years 1997 and 1998 are unaudited and include, in the opinion of our management, all adjustments, consisting only of normal recurring adjustments, necessary to fairly present the data for such periods. The interim results are not necessarily indicative of the results expected for a full fiscal year or for any future period.

(2) Our fiscal year consists of 52 or 53 weeks, ends on the Sunday nearest to January 31 and is named for the calendar year just ended (for example, our fiscal year ended February 1, 1998 is called "fiscal 1997"). All fiscal years presented had 52 weeks except for fiscal 1996, which had 53 weeks.

(3) Results of operations in fiscal 1995 include pre-opening expenses of $1.6 million associated with the opening of our new distribution center in Phoenix, Arizona. Our fiscal 1995 operating and administrative expenses also include $5.3 million of software development costs associated with the new store-level information systems we installed during fiscal 1995. In addition, we believe that our operations and operating results were adversely impacted during fiscal 1995 as a result of the start-up costs associated with the implementation of many new initiatives.

(4) Results of operations in fiscal 1996 include certain non-recurring charges which were incurred when the 1996 Recapitalization was consummated, including the following: (1) amounts paid to members of management pursuant to existing equity participation agreements of $19.9 million ($20.2 million including a provision for estimated payroll taxes thereon), and (2) expenses incurred in connection with the 1996 Recapitalization of $12.5 million. Our fiscal 1996 results also include a charge of $12.9 million for store closing costs.

(5) In December 1997, we acquired 82 Trak West stores and have included these stores in our results of operations from the date of acquisition. Results of operations in fiscal 1997 include: (1) an extraordinary loss of $3.0 million to reflect the write-off of certain deferred financing costs associated with the early extinguishment of our previous senior credit facility; (2) $3.4 million of transition and integration expenses associated with the Trak West Acquisition; and (3) $1.0 million of other 1996 Recapitalization expenses. The Trak West stores are not included in the number of new, relocated and expanded stores.

(6) Results of operations for the first half of fiscal 1998 include: (1) an extraordinary loss of $6.8 million, which consisted primarily of the premiums paid in connection with the retirement of outstanding debt with the proceeds of our IPO and the write-off of a portion of deferred debt issuance costs; (2) $3.1 million of transition and integration expenses associated with the Trak West Acquisition; and (3) the write-off of a $3.6 million prepaid management fee. Excluding these non-recurring items, and the related income tax thereon, net income for the first half of fiscal 1998 was $12.8 million.

(7) EBITDA represents income before net interest expense, provision for income taxes, depreciation and amortization expense, other non-cash charges, extraordinary items and non-recurring charges. While EBITDA is not intended to represent cash flow from operations as defined by generally accepted accounting principles ("GAAP") (and should not be considered as an indicator of operating performance or an alternative to cash flow (as measured by GAAP)), it is included herein because we believe it is a meaningful measure which provides additional information with respect to our ability to meet our future debt service, capital expenditure and working capital requirements. EBITDA has been calculated as described above in accordance with the terms of the indenture under which our 11% Senior Subordinated Notes were issued and may differ in method of calculation from similarly titled measures used by other companies. Our 11% Senior Subordinated Notes are described in the "Description of Certain Indebtedness" section of this prospectus.

        The computation of EBITDA for each of the respective periods shown is as follows:

                                                                                              TWENTY-SIX
                                                                                              WEEKS ENDED
                                                                  FISCAL YEAR            ---------------------
                                                         -----------------------------   AUGUST 3,   AUGUST 2,
                                                           1995       1996      1997       1997        1998
                                                                            (IN THOUSANDS)
Income (loss) before income taxes and extraordinary
  loss.................................................  $(14,541)  $(36,518)  $ 3,801    $  (598)    $13,607
Add back:
    Interest expense, net..............................    14,379     20,691    40,680     19,714      16,608
    Depreciation and amortization expenses.............    16,261     19,225    20,367      9,588      11,387
    Non-recurring 1996 Recapitalization expenses.......        --     32,637     1,009        516          --
    Other non-recurring and non-cash charges...........        --     14,509     4,316         --       6,718
                                                         --------   --------   -------    -------     -------
         Total.........................................  $ 16,099   $ 50,544   $70,173    $29,220     $48,320
                                                         ========   ========   =======    =======     =======

    EBITDAR represents EBITDA plus operating lease rental expense. Because the proportion of stores leased versus owned varies among industry competitors, we believe that EBITDAR permits a meaningful comparison of operating performance among industry competitors. We lease substantially all of our stores.

(8) Represents sales to commercial accounts, including sales from stores without commercial sales centers.

(9) Comparable store net sales data is calculated based on the change in net sales commencing after the time a new store has been open twelve months. Therefore, sales for the first twelve months a new store is open are not included in the comparable store calculation. As a result, the sales of the 82 acquired Trak West stores are not yet reflected in our computation of comparable store net sales. Relocations are included in comparable store net sales from the date of opening.

                                  RISK FACTORS

     Before you invest in our common stock, you should be aware of various risks, including those described below. You should carefully consider these risk factors, together with all of the other information included in this prospectus, before you decide whether to purchase shares of our common stock.

     Some of the information in this prospectus contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as "may," "will," "expect," "anticipate," "believe," "estimate" and "continue" or similar words. You should read statements that contain these words carefully because they: (1) discuss our future expectations; (2) contain projections of our future results of operations or of our financial condition; or (3) state other "forward-looking" information. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to accurately predict or over which we have no control. These events may include future operating results, our efforts to address Year 2000 issues and potential competition, among other things. The risk factors listed in this section, as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in these risk factors and elsewhere in this prospectus could have a material adverse effect on our business, operating results and financial condition.

RISKS RELATED TO GROWTH STRATEGY

     Our plan to increase the number of stores we operate is subject to several business risks, including:

     - We may not be able to identify or acquire new store sites that offer attractive returns on our investment.

     - We may encounter difficulties or delays in negotiating with landlords or sellers, or in constructing new, relocated or expanded stores.

     - The opening of new, relocated or expanded stores may hurt sales or profitability at our existing stores in a particular region or market area.

     - We may encounter operating difficulties in the process of integrating newly-acquired stores into our corporate systems, which could hurt our profitability.

     - It may be difficult to hire, train and retain the personnel to run new, relocated or expanded stores efficiently.

SUBSTANTIAL LEVERAGE AND DEBT SERVICE OBLIGATIONS

     Our balance sheet is highly leveraged with approximately $292.1 million in funded debt and $85.7 million of stockholders' equity at August 2, 1998. This relatively high leverage could negatively affect our operations in a number of ways, including:

     - We may be unable to obtain additional financing when needed for our operations or when desired for acquisitions or expansions.

     - A large part of our cash flow from operations must be dedicated to interest payments on our debt, thereby reducing funds available for other corporate purposes.

     - Since our bank debt (approximately $187.6 million at August 2, 1998) is at variable or floating interest rates, if market rates rise, our debt service obligations will become more expensive.

     - The level of our debt could limit our flexibility in responding to downturns in the economy or in our business.

HISTORY OF PREVIOUS LOSSES DURING FOUR OF THE LAST FIVE FISCAL YEARS

     We incurred net losses during four of our last five fiscal years. While income before taxes and extraordinary loss, excluding non-recurring expenses, would have been $8.2 million for fiscal 1997 and would have been $20.3 million for the first half of fiscal 1998, we can offer no assurance that we will be profitable or achieve continued growth in operating profit in the future.

RESTRICTIVE LOAN COVENANTS

     Our Senior Credit Facility contains covenants which require us to satisfy ongoing financial tests and which limit our ability to borrow additional money, pay dividends, divest assets and make additional corporate investments. If we issue additional equity securities, a certain portion must be used to reduce borrowings under the Senior Credit Facility. If we are unable to meet any of our debt service obligations or to comply with these covenants, our lenders can accelerate our debt. If that were to occur and we are unable to obtain alternative financing, we may face bankruptcy. We discuss the material terms of this debt in the "Description of Certain Indebtedness" section of this prospectus.

COMPETITION

     The retail sale of automotive parts and accessories is highly competitive. We compete primarily with the following:

     - national and regional retail automotive parts chains;

     - wholesalers or jobber stores (some of which are associated with national parts distributors or associations);

     - automobile dealers that supply manufacturer parts; and

     - mass merchandisers that carry automotive replacement parts and accessories.

     Some of our competitors have more financial resources, are more geographically diverse and have better name recognition than we have.

DEPENDENCE ON EXECUTIVE OFFICERS AND EMPLOYEES

     Our success depends to a significant degree on the efforts of our management. The loss of one or more of our executive officers could adversely affect us. We do not maintain "key person" life insurance on our executive officers. In addition, there have been historically low levels of unemployment in the regions in which our stores are located. This could lead to pressure on wage rates and make it more difficult for us to attract and retain qualified employees. Our continued success will be dependent upon our ability to retain existing, and attract additional, qualified executives and employees.

SENSITIVITY TO REGIONAL ECONOMIC AND WEATHER CONDITIONS

     All of our stores are located in the Western United States, and therefore, our business is sensitive to the economic and weather conditions of that region. Unusually severe or inclement weather tends to reduce sales, particularly to our do-it-yourself customers. However, extremely hot or cold temperatures tend to enhance sales by causing auto parts to fail and by increasing demand for seasonal products.

RISKS OF ACQUISITION GROWTH STRATEGY

     In the past, we have expanded our business through acquisitions and intend to continue to pursue an opportunistic acquisition strategy. There are various risks associated with this strategy, including those associated with the integration of the new businesses into our management structure and operational systems and the modification of our systems to handle the increased volume and number of store locations.

CONTROL BY PRINCIPAL STOCKHOLDERS

     Upon consummation of this offering, members of the Investcorp Group, the Carmel Group, and our senior management will own, in the aggregate, approximately 43.3% of the outstanding shares of our common stock (39.5% if the underwriters' overallotment option is exercised in full). These stockholders will be able to exercise significant control over the Company through their ability to determine the outcome of votes of stockholders regarding, among other things, election of directors and approval of significant transactions. The members of the Investcorp Group and the Carmel Group are party to a stockholders' agreement which requires the groups to vote together on certain matters, including the election of directors. We describe the Investcorp Group and the Carmel Group in the "Principal and Selling Stockholders" section of this prospectus and the stockholders' agreement in the "Certain Relationships and Related Transactions" section of this prospectus.

EFFECT OF CHANGE OF CONTROL AND STATUTORY PROVISIONS

     Our Senior Credit Facility and the indenture governing the 11% Senior Subordinated Notes contain provisions that, under certain circumstances, will cause this debt to become due upon the occurrence of a change of control, including the election to the board of directors of a majority of directors that were not nominated by the Investcorp Group. This offering will not cause a change of control. These provisions could have the effect of making it more difficult for a third party to acquire control of us.

     We are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner.

POSSIBLE VOLATILITY OF OUR STOCK PRICE

     The stock market and the price of our common stock may be subject to volatile fluctuations based on general economic and market conditions. The market price for our common stock may also be affected by our ability to meet analysts' expectations. Failure to meet such expectations, even slightly, could have an adverse effect on the market price of our common stock. In addition, stock market volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to the operating performance of these companies. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against such a company. If similar litigation were instituted against us, it could result in substantial costs and a diversion of our management's attention and resources, which could have an adverse effect on our business.

SHARES ELIGIBLE FOR FUTURE SALE; POSSIBLE ADVERSE EFFECT ON FUTURE MARKET PRICE

     The market price of our common stock may fall as a result of sales of a large number of shares in the market after this offering, or the perception that such sales could occur.

     At November 1, 1998, there were 27,742,022 shares of common stock outstanding. Of those shares, all of the shares sold in this offering and the 8,625,000 shares sold in our IPO will be freely transferable without restriction under the Securities Act of 1933, as amended (the "Securities Act"), except for shares acquired by one of our "affiliates" as that term is defined under the Securities Act. The remaining 12,117,022 outstanding shares of our common stock are deemed to be "restricted securities," as that term is defined in Rule 144 under the Securities Act and are eligible for sale in the public market in compliance with Rule 144. The holders of 11,932,788 shares of common stock will have contractual registration rights with respect to those shares.

     Subject to certain exceptions, we and certain of our stockholders owning an aggregate of 11,932,788 shares, have agreed that they will not offer, issue, pledge, sell, transfer or otherwise dispose of any shares of our common stock or securities convertible into or exercisable or exchangeable for shares of our common stock for a period of 90 days after the date of this prospectus without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation. We can offer no assurance that an increase in the number of shares of common stock that are freely tradeable will not adversely affect the market price of our common stock after this offering.

YEAR 2000 CONVERSION

     Historically, certain computerized systems have used two digits rather than four to define the applicable year. Computer equipment and software and devices with imbedded technology that are time-sensitive may recognize a date using "00" as the year 1900 rather than the year 2000, resulting in system failure or miscalculations. This problem is generally referred to as the "Year 2000 issue."

     Although we anticipate minimal business disruption will occur in our systems as a result of the Year 2000 issue, possible consequences include a loss of communications links with certain store locations, and the inability to process transactions, send purchase orders, or engage in similar normal business activities. We presently believe that with modifications to existing software and conversions to new software, the risk of our Year 2000 conversion can be mitigated. However, if we do not make the necessary modifications and conversions, or do not complete them in a timely manner, it could have a material adverse effect on our operations. We discuss our Year 2000 conversion in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of this prospectus.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     Our common stock has been listed on the New York Stock Exchange under the symbol CAO since March 12, 1998, the date of our IPO. The following table sets forth, for the periods indicated, the high and low bid prices for our common stock as reported by the New York Stock Exchange.

                                                              PRICE RANGE OF
                                                               COMMON STOCK
                                                              ---------------
                                                               HIGH     LOW
Fiscal 1998:
  First Quarter (from March 12, 1998).......................  $27.81   $22.00
  Second Quarter............................................   28.50    23.13
  Third Quarter.............................................   27.50    19.44
  Fourth Quarter (through November 12, 1998)................   28.69    26.00

     On November 12, 1998, the last reported closing sale price of our common stock was $27.06 per share.

     We currently do not intend to pay any dividends on our common stock.

     We are a holding company with no business operations of our own. We therefore depend upon payments, dividends and distributions from CSK Auto, Inc., our wholly-owned subsidiary, for funds to pay dividends to our stockholders. CSK Auto, Inc. currently intends to retain its earnings to fund its working capital, debt repayment, and capital expenditures needs and for other general corporate purposes. CSK Auto, Inc. has no current intention of paying dividends or making other distributions to us in excess of amounts necessary to pay our operating expenses and taxes. The Senior Credit Facility and the indenture governing the 11% Senior Subordinated Notes contain restrictions on CSK Auto, Inc.'s ability to pay dividends or make payments or other distributions to us.

                                USE OF PROCEEDS

     We will not receive any proceeds from the sale of common stock in this offering. We will pay certain legal, accounting and other expenses incidental to the sale of shares by the selling stockholders. These costs are estimated to be $600,000.

                                 CAPITALIZATION

     The following table sets forth our cash and cash equivalents and consolidated capitalization.

                                                              AS OF AUGUST 2, 1998
                                                              --------------------
                                                                 (IN THOUSANDS)
Cash and cash equivalents...................................       $   7,578
                                                                   =========
Long-term debt (including current portion):
  Senior Credit Facility:
     Revolving credit facility..............................       $  41,000
     Term loan..............................................         146,580
  11% Senior Subordinated Notes.............................          81,250
  Capital lease obligations.................................          23,279
                                                                   ---------
          Total long-term debt..............................         292,109
                                                                   ---------

Stockholders' equity:
  Common stock(1)...........................................             277
  Additional paid-in capital................................         289,137
  Stockholder receivable....................................          (1,018)
  Deferred compensation.....................................            (578)
  Accumulated deficit.......................................        (202,093)
                                                                   ---------
          Total stockholders' equity........................          85,725
                                                                   ---------
          Total capitalization..............................       $ 377,834
                                                                   =========

------------------------

(1) Does not include 2,115,465 shares of common stock issuable upon the exercise of stock options granted under our stock option plans, and 552,914 additional shares reserved for future issuance pursuant to options under our stock option plans.

                                    DILUTION

     Our net tangible book value as of August 2, 1998 was approximately $75.5 million or $2.72 per share. Our net tangible book value per share is determined by subtracting the total amount of our liabilities from the total amount of our tangible assets and dividing the remainder by the number of shares of our common stock outstanding. Our net tangible book value per share will not be affected by this offering. The price per share to the public of the shares of common stock offered hereby exceeds the net tangible book value per share prior to this offering. Therefore, purchasers of shares of common stock in this offering will realize immediate and substantial dilution in the net tangible book value of their shares. The following table, based upon our net tangible book value as of August 2, 1998, illustrates the dilution to purchasers of shares of our common stock in this offering, based on an assumed public offering price of $27.06 per share (the last sale price on November 12, 1998).

Assumed public offering price per share.....................  $27.06
Net tangible book value per share...........................    2.72
                                                              ------
Dilution per share purchased in this offering(1)............  $24.34
                                                              ======

------------------------------

(1) Does not include 2,115,465 shares of common stock issuable upon the exercise of stock options granted under our stock option plans, and 552,914 additional shares reserved for future issuance pursuant to options under our stock option plans.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table sets forth our selected consolidated statement of operations, balance sheet and operating data. The selected statement of operations and balance sheet data for fiscal years 1994 through 1997 are derived from our consolidated financial statements, which have been audited by PricewaterhouseCoopers LLP, independent accountants. The selected statements of operations and balance sheet data for fiscal year 1993 are derived from our unaudited consolidated financial statements. The selected statements of operations and balance sheet data for the first half of fiscal years 1997 and 1998 have been derived from our unaudited consolidated financial statements and include, in the opinion of our management, all adjustments, consisting only of normal recurring adjustments, necessary to fairly present the data for such periods. The interim results are not necessarily indicative of the results to be expected for a full fiscal year or for any future period. You should read the data presented below together with our consolidated financial statements and related notes, the other financial information, and "Management's Discussion and Analysis of Financial Condition and Results of Operations," all included elsewhere in this prospectus.

                                                                                                              TWENTY-SIX WEEKS
                                                                                                                    ENDED
                                                                        FISCAL YEAR(1)                      ---------------------
                                                     ----------------------------------------------------   AUGUST 3,   AUGUST 2,
                                                     1993(2)    1994(3)    1995(4)    1996(5)    1997(6)      1997       1998(7)
                                                           (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND SELECTED STORE DATA)
STATEMENT OF OPERATIONS DATA
Net sales..........................................  $744,541   $688,135   $718,352   $793,092   $845,815   $419,557    $493,124
Cost of sales......................................   456,263    410,358    433,817    463,374    468,171    242,246     267,746
                                                     --------   --------   --------   --------   --------   --------    --------
Gross Profit.......................................   228,278    277,777    284,535    329,718    377,644    177,311     225,378
Other costs and expenses:
    Operating and administrative...................   277,362    258,600    284,697    312,908    327,838    158,195     188,445
    Transition and integration expenses............        --         --         --         --      3,407         --       3,075
    Stock-based compensation.......................        --         --         --         --        909         --          --
    Write-off of unamortized management fee........        --         --         --         --         --         --       3,643
    1996 Recapitalization charge...................        --         --         --     20,174         --         --          --
                                                     --------   --------   --------   --------   --------   --------    --------
Operating profit (loss)............................    10,916     19,177       (162)    (3,364)    45,490     19,116      30,215
Other 1996 Recapitalization expenses...............        --         --         --     12,463      1,009         --          --
Loss on sale of subsidiary.........................     1,056         --         --         --         --         --          --
Interest expense, net..............................    11,752     10,343     14,379     20,691     40,680     19,714      16,608
                                                     --------   --------   --------   --------   --------   --------    --------
Income (loss) before taxes and extraordinary gain
  (loss)...........................................    (1,892)     8,834    (14,541)   (36,518)     3,801       (598)     13,607
Income tax expense (benefit).......................      (731)        68     (5,447)   (11,859)     1,557       (216)      5,017
                                                     --------   --------   --------   --------   --------   --------    --------
Income (loss) before extraordinary gain (loss).....    (1,161)     8,766     (9,094)   (24,659)     2,224       (382)      8,590
Extraordinary gain (loss)..........................        --     97,186         --         --     (3,015)        --      (6,767)
                                                     --------   --------   --------   --------   --------   --------    --------
Net income (loss)..................................  $ (1,161)  $105,952   $ (9,094)  $(24,659)  $   (771)  $   (382)   $  1,823
                                                     ========   ========   ========   ========   ========   ========    ========
Diluted earnings (loss) per share..................  $   (.13)  $  12.15   $  (1.04)  $  (2.28)  $  (0.04)  $  (0.02)   $   0.07
                                                     ========   ========   ========   ========   ========   ========    ========
Shares used for computation........................     8,724      8,724      8,724     10,819     18,012     17,105      26,578
                                                     ========   ========   ========   ========   ========   ========    ========
OTHER DATA
  EBITDA(8)........................................  $ 23,102   $ 32,282   $ 16,099   $ 50,544   $ 70,173   $ 29,220    $ 48,320
  EBITDAR(8).......................................    58,595     70,964     61,453     98,450    124,695     55,946      82,774
  Capital expenditures.............................    14,910     14,597     11,640      6,317     20,132      6,781      18,640
  Commercial sales(9)..............................    18,602     32,630     60,840     89,551    115,378     57,701      74,928
  Net cash provided by (used in) operating
    activities.....................................    17,569     15,120      1,354    (38,366)   (62,703)    (6,332)     15,706
  Net cash used in investing activities............   (14,943)   (18,983)    (7,888)   (10,686)   (56,727)   (10,328)    (16,025)
  Net cash provided by (used in) financing
    activities.....................................       227     (5,383)     8,028     49,911    119,059     18,035       3,045
SELECTED STORE DATA
  Number of stores (end of period).................       538        544        566        580        718        591         747
  Percentage increase in comparable store net
    sales(10)......................................        10%         5%         2%         6%         4%         5%          0%
BALANCE SHEET DATA
  Net working capital..............................  $ 78,003   $ 77,627   $ 81,048   $121,157   $235,651   $135,031    $250,960
  Total assets.....................................   294,806    350,830    391,319    443,986    563,251    468,075     570,344
  Total debt (including current maturities)........   187,807    105,601    122,003    335,680    439,962    357,456     292,109
  Stockholders' equity (deficit)...................   (36,861)    69,091     59,997   (102,263)   (75,055)  (102,645)     85,725

                     See accompanying notes on pages 18-19.

                 NOTES TO SELECTED CONSOLIDATED FINANCIAL DATA

------------------------------
 (1) Our fiscal year consists of 52 or 53 weeks, ends on the Sunday nearest to January 31 and is named for the calendar year just ended. All fiscal years presented had 52 weeks except for fiscal 1996, which had 53 weeks.

 (2) Our company was formed in July 1993 as a holding company for an entity which owned (1) CSK Auto, Inc. (2) another retailer of automotive parts and accessories, and (3) other immaterial operations. The information provided for fiscal 1993 prior to our formation reflects the operations of this entity on a predecessor basis, all of which operations other than CSK Auto, Inc. were sold, liquidated or disposed of prior to December 31, 1993.

 (3) Net income in fiscal 1994 includes an extraordinary gain of $97.2 million resulting from cancellation of a portion of our long-term debt.

 (4) Results of operations in fiscal 1995 include pre-opening expenses of $1.6 million associated with the opening of our new distribution center in Phoenix, Arizona. Our fiscal 1995 operating and administrative expenses also include $5.3 million of software development costs associated with the new store-level information systems we installed during fiscal 1995. In addition, we believe that our operations and operating results were adversely impacted during fiscal 1995 as a result of the start-up costs associated with the implementation of many new initiatives.

 (5) Results of operations in fiscal 1996 include certain non-recurring charges which were incurred when the 1996 Recapitalization was consummated, including the following: (1) amounts paid to members of management pursuant to existing equity participation agreements of $19.9 million ($20.2 million including a provision for estimated payroll taxes thereon), and (2) expenses incurred in connection with the 1996 Recapitalization of $12.5 million. Our fiscal 1996 results also include a charge of $12.9 million for store closing costs.

 (6) In December 1997, we acquired 82 Trak West stores which have been included in results of operations from the date of acquisition. Results of operations in fiscal 1997 include: (1) an extraordinary loss of $3.0 million to reflect the write-off of certain deferred financing costs associated with the early extinguishment of the our previous senior credit facility; (2) $3.4 million of transition and integration expenses associated with the Trak West Acquisition; and (3) $1.0 million of other 1996 Recapitalization expenses.

 (7) Results of operations for the first half of fiscal 1998 include: (1) an extraordinary loss of $6.8 million, which consisted primarily of the premiums paid in connection with the retirement of outstanding debt with the proceeds of our IPO and the write-off of a portion of deferred debt issuance costs; (2) $3.1 million of transition and integration expenses associated with the Trak West Acquisition; and (3) the write-off of a $3.6 million prepaid management fee. Excluding these non-recurring items, and the related income tax thereon, net income for the first half of fiscal 1998 was $12.8 million, or $0.45 per diluted share.

 (8) EBITDA represents income before net interest expense, provision for income taxes, depreciation and amortization expense, other non-cash charges, extraordinary items and non-recurring charges. While EBITDA is not intended to represent cash flow from operations as defined by GAAP (and should not be considered as an indicator of operating performance or an alternative to cash flow (as measured by GAAP)), it is included herein because we believe it is a meaningful measure which provides additional information with respect to our ability to meet our future debt service, capital expenditure and working capital requirements. EBITDA has been calculated as described above in accordance with the terms of the indenture under which our 11% Senior Subordinated Notes were issued and may differ in method of calculation from similarly titled measures used by other companies.

     The computation of EBITDA for each of the respective periods shown is as follows:

                                                                                                                 TWENTY-SIX
                                                                                                                 WEEKS ENDED
                                                                           FISCAL YEAR                      ---------------------
                                                        -------------------------------------------------   AUGUST 3,   AUGUST 2,
                                                         1993      1994       1995       1996      1997       1997        1998
                                                        -------   -------   --------   --------   -------   ---------   ---------
                                                                                     (IN THOUSANDS)
     Income (loss) before income taxes and
       extraordinary gain (loss)......................  $(1,892)  $ 8,834   $(14,541)  $(36,518)  $ 3,801    $  (598)    $13,607
     Add back:
       Interest expense, net..........................   11,762    10,343     14,379     20,691    40,680     19,714      16,608
       Depreciation and amortization expense..........   12,176    13,105     16,261     19,225    20,367      9,588      11,387
       Non-recurring 1996 Recapitalization expenses...       --        --         --     32,637     1,009        516          --
       Other non-recurring and non-cash charges.......    1,056        --         --     14,509     4,316         --       6,718
                                                        -------   -------   --------   --------   -------    -------     -------
             Total....................................  $23,102   $32,282   $ 16,099   $ 50,544   $70,173    $29,220     $48,320
                                                        =======   =======   ========   ========   =======    =======     =======

------------------------------
     EBITDAR represents EBITDA plus operating lease rental expense. Because the proportion of stores leased versus owned varies among industry competitors, we believe that EBITDAR permits a meaningful comparison of operating performance among industry competitors. We lease substantially all of our stores.

 (9) Represents sales to commercial accounts, including sales from stores without commercial sales centers.

(10) Comparable store net sales data is calculated based on the change in net sales commencing after the time a new store has been open twelve months. Therefore, sales for the first twelve months a new store is open are not included in the comparable store calculation. As a result, the sales of the 82 acquired Trak West stores are not yet reflected in our computation of comparable store net sales. Relocations are included in comparable store net sales from the date of opening.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Our fiscal year ends on the Sunday nearest to January 31 and is named for the calendar year just ended. Occasionally this results in a fiscal year which is 53 weeks long. When we refer to a particular fiscal year we mean the following:

     - Fiscal 1998 means the 52 weeks ending January 31, 1999
     - Fiscal 1997 means the 52 weeks ended February 1, 1998
     - Fiscal 1996 means the 53 weeks ended February 2, 1997
     - Fiscal 1995 means the 52 weeks ended January 28, 1996

GENERAL

     CSK Auto Corporation is the largest retailer of automotive parts and accessories in the Western United States and one of the largest retailers of these products in the United States based, in each case, on our number of stores. As of August 2, 1998, we operated 747 stores as one fully integrated company under three brand names:

     - Checker Auto Parts, founded in 1968 and operating in the Southwestern and Rocky Mountain states;
     - Schuck's Auto Supply, founded in 1917 and operating in the Pacific Northwest; and
     - Kragen Auto Parts, founded in 1947 and operating primarily in California.

     Based on store count, we believe we are the largest retailer of automotive parts and accessories in 19 of our 24 markets.

     Over the past several years, we have implemented a variety of initiatives which have enabled us to significantly increase our productivity and the level and quality of service we provide to customers. These initiatives include: (1) expanding our product selection and priority parts operation; (2) converting our warehouse and distribution system to a technologically advanced, fully-integrated system; (3) installing sophisticated store-level information systems; (4) accelerating our store growth strategy; and (5) expanding our commercial sales program. Largely as a result of the success of these programs, our profitability has improved. We believe that these initiatives have provided the foundation for continued and profitable growth.

     The discussion which follows includes several references to charges and effects relating to the following significant transactions which occurred during the period covered:

     - In October 1996, INVESTCORP S.A. and certain other investors (whom we refer to as the "Investcorp Group") purchased a 51% equity interest in our company in a series of related transactions resulting in a new capitalization structure for our company. We refer to these transactions as the "1996 Recapitalization."

     - In December 1997, we acquired 82 stores located in the Los Angeles market from Trak Auto Corporation for approximately $34.5 million. We refer to this transaction as the "Trak West Acquisition."

     - In March 1998, we completed the initial public offering of our common stock and used the net proceeds of $159.1 million to repay outstanding debt. We refer to this transaction as our "IPO."

     In connection with this offering, we expect to incur an aggregate of approximately $600,000 in legal, accounting, printing and other costs. These costs will be expensed in the fourth quarter of fiscal 1998.

RESULTS OF OPERATIONS

     The following table sets forth our statement of operations data expressed as a percentage of net sales for the periods indicated:

                                                                                    TWENTY-SIX
                                                                                    WEEKS ENDED
                                                           FISCAL YEAR         ---------------------
                                                     -----------------------   AUGUST 3,   AUGUST 2,
                                                     1995     1996     1997      1997        1998
Net sales..........................................  100.0%   100.0%   100.0%    100.0%      100.0%
Cost of sales......................................   60.4     58.4     55.4      57.7        54.3
                                                     -----    -----    -----     -----       -----
Gross profit.......................................   39.6     41.6     44.6      42.3        45.7
Operating and administrative expenses..............   39.6     39.5     38.8      37.7        38.2
Transition and integration expenses................     --       --      0.4        --         0.6
Stock based compensation...........................     --       --      0.1        --          --
Write-off of unamortized management fee............     --       --       --        --         0.7
1996 Recapitalization charge -- equity
  participation agreements.........................     --      2.5       --        --          --
                                                     -----    -----    -----     -----       -----
Operating profit (loss)............................    0.0     (0.4)     5.3       4.6         6.2
1996 Recapitalization fees.........................     --      1.6      0.1        --          --
Interest expense, net..............................    2.0      2.6      4.8       4.7         3.4
Income tax expense (benefit).......................   (0.7)    (1.5)     0.1      (0.1)        1.0
                                                     -----    -----    -----     -----       -----
Income (loss) before
  extraordinary loss...............................   (1.3)    (3.1)     0.3        --         1.8
Extraordinary loss.................................     --       --     (0.4)       --        (1.4)
                                                     -----    -----    -----     -----       -----
Net income (loss)..................................   (1.3)%   (3.1)%   (0.1)%     0.0%        0.4%
                                                     =====    =====    =====     =====       =====

     Gross profit consists primarily of net sales less the cost of sales and warehouse and distribution expenses. Gross profit as a percentage of net sales may be affected by variations in our product mix, price changes in response to competitive factors and fluctuations in merchandise costs and vendor programs.

     Operating and administrative expenses are comprised of store payroll, store occupancy, advertising expenses, other store expenses and general and administrative expenses, including salaries and related benefits of corporate employees, administrative office occupancy expenses, data processing, professional expenses and other related expenses.

FIRST HALF OF FISCAL 1998 COMPARED TO FIRST HALF OF FISCAL 1997

     Net sales for the first half of fiscal 1998 increased $73.6 million, or 17.5% over net sales for the first half of fiscal 1997, primarily reflecting an increase in the number of stores operated. As a result of the acquisition of the 82 Trak West stores in December 1997 and new store openings, we operated 747 stores at the end of the first half of fiscal 1998 compared to 591 stores at the end of the first half of fiscal 1997. Comparable store sales for the first half of fiscal 1998 were flat compared to the prior-year period, due primarily to unseasonably cooler temperatures and rain in many of our key markets through the first quarter and early in the second quarter. During the first half of fiscal 1998, we opened 33 new stores, expanded 2 stores, relocated 19 stores and closed 4 stores in addition to those closed due to relocations.

     Gross profit for the first half of fiscal 1998 was $225.4 million, or 45.7% of net sales, compared to $177.3 million, or 42.3% of net sales, for the comparable period of fiscal 1997. The increase in gross profit percentage primarily resulted from our ability to obtain generally better pricing and more favorable terms and support from our vendors due to improved financial performance and stronger capitalization.

     Operating and administrative expenses increased by $30.3 million to $188.4 million, or 38.2% of net sales, for the first half of fiscal 1998 from $158.2 million, or 37.7% of net sales, for the comparable period of fiscal 1997. The increase is primarily the result of the operating costs of new stores that are in the early stages of maturation and the operating costs of the Trak West stores, which exceed our company-wide average as a percent of sales. In addition, we incurred a $3.1 million non-recurring expense during the first quarter of fiscal 1998 to complete the integration of the Trak West stores into our operations and a $3.6 million non-cash charge to write off the remaining unamortized balance of a pre-paid management consulting and advisory services agreement that terminated by its terms upon the consummation of our IPO.

     Operating profit increased to $30.2 million, or 6.2% of net sales, for the first half of fiscal 1998 compared to $19.1 million, or 4.6% of net sales, for the comparable period of fiscal 1997, due to the factors cited above.

     Interest expense for the first half of fiscal 1998 totaled $16.6 million compared to $19.7 million for the comparable period of fiscal 1997. The expense decreased primarily as the result of the early retirement of approximately $147.6 million of outstanding debt with the proceeds of our IPO. The retirement of this debt also caused an extraordinary loss of $6.8 million, net of tax, which consisted primarily of prepayment premiums paid in connection with the redemption of debt and the write-off of a portion of deferred debt issuance costs.

     Income tax expense for the first half of fiscal 1998 was $5.0 million which resulted in an effective rate of approximately 37%, as compared to an effective rate of approximately 36% for the first half of fiscal 1997.

     Net income for the first half of fiscal 1998, excluding $3.1 million of transition and integration expenses and the $3.6 million write-off of unamortized management fees and the extraordinary loss was $12.8 million, or $0.45 per diluted common share, compared to a net loss of $0.4 million, or $0.02 per diluted common share, for the comparable period of fiscal 1997. Including the non-recurring charges and extraordinary loss, we reported net income of $1.8 million, or $0.07 per diluted common share, for the first half of fiscal 1998.

     As a result of the factors cited above, EBITDA increased by $19.1 million to $48.3 million in the first half of fiscal 1998, compared to $29.2 million for the comparable period of fiscal 1997.

FISCAL 1997 COMPARED TO 1996

     Net sales for fiscal 1997 increased $52.7 million, or 7%, over net sales for fiscal 1996. Comparable store sales increased $29.9 million, or 4%, and new stores contributed $22.2 million to the increase in net sales for the fiscal year. Included in the $22.2 million of new store sales is $10.6 million in net sales contributed by the former Trak West stores acquired on December 8, 1997. During fiscal 1997, we opened 65 new stores, relocated 36 stores, expanded 3 stores, sold 4 stores, closed 5 stores in addition to those closed due to relocations and acquired the 82 Trak West stores. At February 1, 1998, we had 718 stores in operation.

     Gross profit for fiscal 1997 was $377.6 million, or 44.6% of net sales, compared to $329.7 million, or 41.6% of net sales, for fiscal 1996. The increase in gross profit percentage resulted from our ability to obtain generally better pricing and more favorable terms from our vendors as a result of our improving operating results and financial condition. In addition, we realized an increase in sales of automotive replacement parts which produce a higher gross profit percentage than other product categories. Gross profit percentage was also favorably affected by efficiencies achieved by our warehousing and distribution systems.

     Operating and administrative expenses increased by $14.9 million to $327.8 million, or 38.8% of net sales, for fiscal 1997 from $312.9 million, or 39.5% of net sales, for fiscal 1996. The increase in this expense is primarily the result of the incremental operating costs of new stores that are in the early stages of maturation. In addition, we incurred increased advertising costs of approximately $1.9 million in fiscal 1997 as a result of a shift in the mix of our advertising media from primarily print to a greater usage of radio and television. Also, we incurred approximately $0.9 million of stock-based compensation expense in fiscal 1997 as the result of the sale of stock to certain members of management at a discount to its fair market value.

     Operating profit increased to $45.5 million, or 5.3% of net sales, for fiscal 1997, compared to an operating loss of $3.4 million, or 0.4% of net sales, for fiscal 1996. Significant items that affect the comparability of these operating results include: (1) $1.6 million of store closing costs in fiscal 1997 compared to $14.9 million of store closing costs in fiscal 1996, (2) $3.4 million of transition and integration expense in fiscal 1997 associated with the Trak West Acquisition compared with no such expense occurring in fiscal 1996 and
(3) $20.2 million of charges in fiscal 1996 in connection with certain equity participation agreements which became payable as a result of the 1996 Recapitalization compared with no such charges occurring in fiscal 1997. The 1996 store closing costs include a charge of $12.9 million to reflect the store closing costs of 91 specific store sites that were included in an update of our strategic plan for store relocation and expansion as discussed below in the comparison of fiscal 1996 to fiscal 1995.

     Interest expense for fiscal 1997 totaled $40.7 million compared to $20.7 million for fiscal 1996. The increase is the result of the issuance of new subordinated debt and higher average bank borrowings.

     Income tax expense totaled $1.6 million in fiscal 1997, an effective tax rate of 41%, compared to an income tax benefit of $11.9 million for fiscal 1996.

     We incurred an extraordinary loss of $3.0 million, net of income taxes, in fiscal 1997 as a result of the write-off of the deferred financing costs associated with the amendment and restatement of our Senior Credit Facility.

     As a result of the factors cited above, net loss decreased to $0.8 million for fiscal 1997, compared to a net loss of $24.7 million for fiscal 1996.

     As a result of the factors cited, EBITDA increased by $19.7 million to $70.2 million for fiscal 1997 compared to $50.5 million for fiscal 1996.

FISCAL 1996 COMPARED TO FISCAL 1995

     Net sales for fiscal 1996 increased by $74.7 million, or 10.4%, over net sales for fiscal 1995. This increase was due to (1) an increase in comparable store sales of 6%, or $42.5 million and (2) an increase in net sales from new stores of $32.2 million. During fiscal 1996, we opened 19 new stores, relocated 37 stores, expanded 8 stores and closed five stores in addition to those closed due to relocations.

     Gross profit for fiscal 1996 was $329.7 million, or 41.6% of net sales, compared with $284.5 million, or 39.6% of net sales, during fiscal 1995. We increased our gross profit percentage by (1) increasing the sales of automotive replacement parts which produce a higher gross profit percentage than other product categories, and (2) achieving efficiencies from our new warehouse and distribution systems, which became fully operational in the fourth quarter of fiscal 1995. We also believe that in fiscal 1996 we obtained better pricing from vendors as a result of improvement in our financial performance and access to credit accomplished during the year. These favorable factors were slightly offset in fiscal 1996 by the lower gross margins on increased commercial sales as compared to retail sales.

     Operating and administrative expenses for fiscal 1996 increased by $28.2 million over such expenses for fiscal 1995 but, as a percentage of net sales, decreased to 39.5% from 39.6%. This decrease reflected our ability to leverage our overhead and fixed expenses with higher sales volume despite an increase of approximately $3.0 million in depreciation and amortization expense associated with equipment installed as part of our investment in store-based information systems.

     In January 1997, we updated our strategic plan relating to the relocation of certain stores. The 1996 Recapitalization provided us with greater access to capital resources and the availability of a sale-leaseback facility, and thereby enhanced our ability to implement such relocations. While we believe that there will be long-term operating benefits from our store relocation strategy, implementing the strategy will involve costs for early lease terminations or negative sub-lease rentals for vacated stores and, accordingly, we recorded a charge to earnings of $12.9 million in January 1997, which increased the provision for store closing costs to $14.9 million for fiscal 1996 from $3.3 million for fiscal 1995.

     The $12.9 million charge reflected store closing costs associated with 91 specific store sites included in the strategic plan. The store sites were selected for relocation on the basis of their operating performance relative to their size. We included stores in the plan for relocation because we identified a larger, or otherwise more favorable, site within its market area. Stores were scheduled to be closed at specific dates under the plan consistent with the anticipated commencement of operations of the new store. We have historically experienced sales growth shortly after opening the relocated stores.

     The $12.9 million charge consisted principally of future lease costs under non-cancellable leases for the 91 specifically identified store locations (from the planned vacancy date), related estimates for vacancy periods, writeoffs of certain fixed assets and leasehold improvements, and estimated credit losses with respect to sub-lease arrangements. Substantially all of these relocations have been completed. Future rents will be incurred through the expiration of the non-cancellable leases, which range from August 1998 to May 2008.

     To recognize our obligations under pre-existing equity participation agreements with members of management which became payable as a result of the 1996 Recapitalization, we recorded a charge of approximately $20.2 million in the fourth quarter of fiscal 1996. See note 2 to our consolidated financial statements. In addition, we incurred non-recurring expenses totaling $12.5 million which consisted primarily of consulting, legal and accounting fees relating to the 1996 Recapitalization.

     Interest expense for fiscal 1996 was $20.7 million compared to $14.4 million for fiscal 1995. Higher average effective interest rates and the issuance of approximately $181.9 million of new debt in connection with the 1996 Recapitalization caused the increase in interest expense.

     As a result of the factors cited above, we recorded a net loss of $24.7 million for fiscal 1996 as compared to a net loss of $9.1 million for fiscal 1995.

LIQUIDITY AND CAPITAL RESOURCES

     Our primary cash requirements include working capital (primarily inventory), debt service obligations and capital expenditures. We intend to finance our cash requirements with cash flow from operations, funds from our leasing facility and borrowings under our revolving credit facility. We have access to an off balance sheet operating lease facility that is used to finance new store construction. The facility gives us up to $125.0 million of funding to provide for the acquisition and development of 100 to 125 new stores over the period of February 1, 1998 through May 31, 1999. As of November 1, 1998, approximately $33.8 million of this $125.0 million leasing facility had been committed. Our revolving credit facility provides for borrowings of up to $125.0 million, of which $66.0 million of unused capacity was available at November 1, 1998. We believe that cash flow from operations combined with the availability of funds under the leasing facility and the revolving credit facility will be sufficient to support our operations and liquidity requirements for the foreseeable future.

     We opened 104 new, relocated or expanded stores in fiscal 1997 and 54 new, relocated or expanded stores during the first half of fiscal 1998. We expect to open, relocate or expand approximately 76 stores in the second half of fiscal 1998 (of which 34 were opened, relocated or expanded during the thirteen weeks ended November 1, 1998) and approximately 150 stores in fiscal 1999. We anticipate that the majority of these new, relocated or expanded stores will be financed by sale-leaseback or similar arrangements structured as operating leases that require no net capital expenditures except for fixtures and store equipment. For the remainder of our planned new, relocated or expanded stores, we expect to spend approximately $120,000 per store for leasehold improvements. In addition to capital expenditures, each new store will require an estimated investment in working capital, principally for inventories, of approximately $300,000. A substantial portion of these inventories are expected to be financed through vendor payables. New stores generally become profitable during the first full year of operations. See note 1 to our consolidated financial statements.

     In addition to capital expenditures for new stores, we expect to spend approximately $6.5 million over the next year for information systems hardware and software (approximately $3.6 million of which is related to the "Year 2000" issue discussed below).

     In fiscal 1997, net cash used in operating activities was $62.7 million, which consisted primarily of $0.8 million of net loss, $22.4 million of non-cash depreciation and amortization expenses, a $3.0 million non-cash extraordinary loss and a $1.6 million decrease in deferred tax assets, offset by a $88.9 million increase in working capital. During this period, we used $63.8 million of cash to increase inventory levels, primarily for funding new store openings and for expanding the number of replacement parts offered in our stores. Net cash used in investing activities totaled $56.7 million and consisted primarily of $34.5 million for the purchase of 82 Trak West stores and $20.1 million of capital expenditures. Net cash provided by financing activities totaled $119.1 million and consisted primarily of net borrowings under the Senior Credit Facility and $21.7 million of equity contributions. At February 1, 1998, we had approximately $25.8 million of net operating loss carryforwards available which will reduce future cash requirements for the payment of federal income taxes.

     For the first half of fiscal 1998, net cash provided by operating activities was $15.7 million which consisted primarily of $1.8 million of net income, $11.9 million of non-cash depreciation and amortization expenses, a $5.0 million decrease in deferred tax assets and $10.4 million of non-cash losses and write-off of deferred financing costs associated with the repayment of debt at the time of the IPO, offset by $13.5 million used to fund working capital. Net cash used in investing activities totaled $16.0 and consisted primarily of capital expenditures and assets held for sale under our new store development program. Net cash provided by financing activities totaled $3.0 million and was primarily related to our IPO and the repayment of debt using the net proceeds.

YEAR 2000 CONVERSION

     Historically, certain computerized systems have used two digits rather than four to define the applicable year. Computer equipment and software and devices with imbedded technology that are time-sensitive may recognize a date using "00" as the year 1900 rather than the year 2000, resulting in system failures or miscalculations. This problem is generally referred to as "the Year 2000 issue."

     Although we anticipate minimal business disruption will occur in our systems as a result of the Year 2000 issue, possible consequences include a loss of communications links with certain store locations, and the inability to process transactions, send purchase orders, or engage in similar normal business activities. We presently believe that with modifications to existing software and conversions to new software, the risk of our Year 2000 conversion can be mitigated.

However, if we do not make the necessary modifications and conversions, or do not complete them in a timely manner, it could have a material adverse effect on our operations.

     During fiscal 1997, we began a comprehensive review of our systems and applications for Year 2000 compliance. We also engaged an independent advisor to evaluate and assist us with our Year 2000 program. To date, we have substantially completed the identification and assessment phases of our Year 2000 conversion. We have included both information technology, such as purchased software and point-of-sale computer systems, and non-information technology equipment, such as warehouse conveyor systems, in our evaluations. In addition, we have identified our key third-party business partners and we are coordinating with them to address potential Year 2000 issues. These issues include data exchange with us as well as their shipping and warehousing processes.

     We currently anticipate that our Year 2000 identification, assessment, remediation and testing efforts, will be completed by July 31, 1999. To date, we have incurred and expensed approximately $0.7 million related to the assessment of and preliminary efforts in connection with our Year 2000 conversion project. To date, we have also capitalized approximately $1.6 million in connection with the replacement of certain hardware and software applications.

     The following table summarizes the time frame for the initiatives and the estimated percent completed to date:

                  YEAR 2000 INITIATIVE                     TIME FRAME(MO/YR)    PERCENT COMPLETE
                  --------------------                     ------------------   ----------------
Initial IT system identification and assessment..........   6/1996 to 11/1998          100%
Business Partners identification and assessment..........   8/1997 to 12/1998           90%
Re-engineering and testing of Mainframe Applications.....   4/1996 to  6/1999           60%
Renovation and testing of Store Systems..................   7/1997 to  6/1999           20%
Renovation and testing of AS/400 Applications............   9/1997 to 12/1998           90%
Renovation and testing of LAN Applications...............   1/1998 to 12/1998           65%
Identification and assessment of non-IT systems issues...   5/1998 to 11/1998           95%
Remediation and testing of non-IT systems issues.........   9/1998 to  6/1999            5%
Upgrades to IT infrastructure (including
  telephone/PBX).........................................  10/1998 to 10/1999           15%
Interface files assessment and partner testing...........  11/1998 to  6/1999            *
Electronic data interchange trading partner
  conversions............................................  11/1998 to  6/1999            *
Enterprise testing.......................................   1/1999 to 12/1999            *

---------------
* Not yet commenced.

     We estimate the total remaining cost of our Year 2000 conversion to be $7.1 million, which is being funded with lease financing and operating cash flows. Of the total project cost, we attribute approximately $3.6 million to the purchase of new hardware and software which will be capitalized. We will expense the remaining $3.5 million as incurred over the next two fiscal years.

     We have begun, but not yet completed, a comprehensive analysis of the operational problems and costs (including loss of revenues) that would be reasonably likely to result from our failure and the failure of certain third parties to complete efforts necessary to achieve Year 2000 compliance on a timely basis. We are developing a contingency plan to address Year 2000 failures.

     The costs of the Year 2000 Conversion and the date on which we plan to complete the project are based upon our management's best estimates, which were derived utilizing numerous assumptions of future events. We cannot guarantee that we will achieve these estimates. Specific factors that could cause material differences between our actual results and our estimates include: (1) the availability and cost of personnel trained in this area; (2) the success of third parties in their Year 2000 conversion plans and (3) the ability to locate and correct all relevant computer codes and similar uncertainties.

QUARTERLY RESULTS AND SEASONALITY

     Our business is somewhat seasonal in nature, with the highest sales occurring in the summer months of June through August. Our business is, in addition, affected by weather conditions. While unusually severe or inclement weather tends to reduce sales as elective maintenance is deferred during such periods, extremely hot and cold temperatures tend to enhance sales by causing auto parts to fail and sales of seasonal products to increase.

     The following table sets forth certain quarterly unaudited operating data for fiscal 1996, 1997 and the first half of fiscal 1998. The unaudited quarterly information includes all adjustments which management considers necessary for a fair presentation of the information shown.

     The data presented below should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus, and the other financial information included herein.

                                                                    FISCAL 1996
                                                     -----------------------------------------
                                                      FIRST      SECOND     THIRD      FOURTH
                                                     QUARTER    QUARTER    QUARTER    QUARTER
                                                     (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net sales..........................................  $189,185   $200,895   $202,335   $200,677
Gross profit.......................................    75,476     82,500     84,773     86,969
1996 Recapitalization charge.......................        --         --         --     20,174
Store closing provision............................        --         --         --     12,959
Operating profit (loss)(1).........................     6,026      7,046      8,426    (24,862)
Other 1996 Recapitalization expenses...............        --         --         --     12,463
Net income (loss)(2)...............................     1,499      2,113      2,821    (31,092)
Basic and diluted earnings (loss) per share (3)....      0.17       0.24       0.32      (1.82)
EBITDA.............................................  $ 10,910   $ 11,959   $ 13,167   $ 14,508

                                                                    FISCAL 1997
                                                     -----------------------------------------
                                                      FIRST      SECOND     THIRD      FOURTH
                                                     QUARTER    QUARTER    QUARTER    QUARTER
                                                     (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net sales..........................................  $201,613   $217,944   $216,908   $209,350
Gross profit.......................................    84,112     93,199    100,237    100,096
Transition and integration expenses................        --         --         --      3,407
Operating profit (4)...............................     7,017     12,099     17,108      9,266
Extraordinary loss, net of $2,091 of income
  taxes............................................        --         --         --     (3,015)
Net income (loss)(5)...............................    (1,649)     1,267      4,320     (4,709)
Basic and diluted earnings (loss) per share(3).....     (0.10)      0.07       0.25      (0.26)
EBITDA.............................................  $ 11,759   $ 17,461   $ 22,454   $ 18,499

                                                               TWENTY-SIX WEEKS ENDED
                                                                   AUGUST 2, 1998
                                                              -------------------------
                                                                 FIRST        SECOND
                                                                QUARTER       QUARTER
                                                              (IN THOUSANDS, EXCEPT PER
                                                                   SHARE AMOUNTS)
Net sales...................................................   $238,423      $254,701
Gross profit................................................    107,717       117,661
Transition and integration expenses.........................      3,075            --
Write-off of unamortized management fee.....................      3,643            --
Operating profit(6).........................................      7,976        22,239
Extraordinary loss, net of $4,236 of income taxes...........     (6,767)           --
Net income (loss)(7)........................................     (7,519)        9,342
Basic earnings (loss) per share(3)..........................      (0.32)         0.34
Diluted earnings (loss) per share(3)........................      (0.32)         0.33
EBITDA......................................................   $ 20,443      $ 27,877

------------------------------

(1) Operating profit in the fourth quarter of fiscal 1996 was negatively affected by non-recurring charges of $20.2 million related to the 1996 Recapitalization (see note 2 to our consolidated financial statements) as well as by a provision for store closing costs totaling $12.9 million (see note 12 to our consolidated financial statements).

(2) Net income in the fourth quarter of fiscal 1996 was negatively affected by non-recurring charges of $12.5 million related to the 1996 Recapitalization (see note 2 to our consolidated financial statements) as well as by the charges discussed in note (1) above, net of income taxes. (see note 12 to our consolidated financial statements).

(3) The sum of the quarterly earnings (loss) per share amounts within a fiscal year differ from the total earnings (loss) per share for the fiscal year or first half of the fiscal year due to the impact of differing weighted average share outstanding calculations.

(4) Operating profit in the fourth quarter of fiscal 1997 was negatively affected by $3.4 million of transition and integration expenses related to the acquisition of 82 former Trak West stores and by $0.9 million of stock-based compensation.

(5) Net income in the fourth quarter of fiscal 1997 was negatively affected by an extraordinary loss of $3.0 million related to the write-off of the deferred financing costs associated with the early retirement of debt as well as by the charges discussed in note (4) above, net of income taxes.

(6) Operating profit in the first quarter of fiscal 1998 was negatively affected by non-recurring charges of $3.1 million related to the transition and integration of the 82 Trak West stores (see note 2 to our consolidated financial statements) and the $3.6 million write-off of the remaining unamortized balance of a pre-paid management consulting and advisory services agreement that terminated by its terms upon consummation of our IPO.

(7) Net income in the first quarter of fiscal 1998 was negatively affected by a $6.8 million extraordinary loss, net of $4.2 million of income taxes, which consisted of prepayment premiums paid in connection with redemption of debt and the write-off of a portion of deferred debt issuance costs, as well as by the charges discussed in note (6) above, net of income taxes.

INFLATION

     We do not believe our operations have been materially affected by inflation. We believe that we will be able to mitigate the effects of future merchandise cost increases principally through economies of scale resulting from increased volumes of purchases, selective forward buying and the use of alternative suppliers.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." In February 1998, the FASB issued SFAS No. 132, "Employers Disclosures about Pensions and Other Postretirement Benefits." We will adopt these statements during fiscal 1998. As these statements only require additional disclosures in our financial statements, their adoption will not have any effect on our financial position or results of operations.

     In March 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 98-1, "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use". The SOP defines the characteristics of internal-use computer, software criteria for capitalization, and financial statement disclosure requirements. We will adopt SOP 98-1 in fiscal 1999 and do not expect that such adoption will have a material effect on our financial position or results of operations.

     In April 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued SOP 98-5, "Reporting on the Cost of Start-up Activities." The SOP broadly defines start-up activities as those one-time activities related to opening a new facility, introducing a new product or service, conducting business in a new territory, or commencing some new operation. The SOP requires that the costs of start-up activities be expensed as incurred. Our current accounting policy with respect to the cost of start-up activities is to defer such costs for the approximately three month period of time that it takes to develop a new store facility and to expense such costs during the month that the new store opens. We will adopt SOP 98-5 in fiscal 1999, which will require us to change our current accounting policy to expense start-up costs as incurred. We do not believe that the impact of adoption will have a material effect on our financial position or results of operations.

                                    BUSINESS

     We are the largest retailer of automotive parts and accessories in the Western United States and one of the largest retailers of such products in the United States based, in each case, on our number of stores. As of November 1, 1998, we operated 773 stores as one fully integrated company under three brand names:

     - Checker Auto Parts, founded in 1968 and operating in the Southwestern and Rocky Mountain states;

     - Schuck's Auto Supply, founded in 1917 and operating in the Pacific Northwest; and

     - Kragen Auto Parts, founded in 1947 and operating primarily in California.

     Based on our store count, we believe we are the largest retailer of automotive parts and accessories in 19 of our 24 markets.

     We offer a broad selection of national brand name and private label automotive products for domestic and imported cars, vans and light trucks. Our products include new and remanufactured automotive replacement parts, maintenance items and accessories. Most of our sales are to do-it-yourself customers, although our commercial sales program focusing on sales to auto repair professionals and fleet owners, represents a significant and increasing part of our business. Our stores typically offer between 13,000 and 17,000 SKUs. Our operating strategy is to offer our products at everyday low prices and at conveniently located and attractively designed stores, supported by highly trained, efficient and courteous customer service personnel. We do not sell tires or perform automotive repairs.

OPERATING AND GROWTH STRATEGIES

     Over the past several years, we have implemented a variety of operating initiatives which have enabled us to significantly increase our productivity and the level and quality of service we provide to our customers.

     These operating initiatives include:

     - EXPANDED PRODUCT SELECTION -- Our priority parts operation permits us to better serve our do-it-yourself and commercial customers by making available to more than 80% of our stores, on a same-day delivery basis, an additional 200,000 SKUs not regularly stocked in these stores, and on a next-day delivery basis to all of our stores, an additional 1,000,000 SKUs. We have expanded our priority parts operation by improving our delivery system and adding 30 strategically located priority parts depots to our two original priority parts depots. We believe that our priority parts operation provides us with an important competitive advantage.

     - IMPROVED WAREHOUSE AND DISTRIBUTION SYSTEM -- We have converted our warehouse and distribution facilities from a manual, labor-intensive, paper-based system to a technologically advanced, fully-integrated system. This system became fully operational during the fourth quarter of fiscal 1995 and has improved our in-stock levels and order fulfillment accuracy to the highest rates in recent years. We have reduced warehouse and distribution expense as a percentage of net sales from 4.9% for fiscal 1995 to 3.8% for fiscal 1996,

3.4% for fiscal 1997 and 3.3% for the first half of fiscal 1998. We believe we have sufficient warehouse and distribution capacity to meet the requirements of our growth plans for the foreseeable future.

     - ENHANCED STORE-LEVEL INFORMATION SYSTEMS -- We have installed several sophisticated store-level information systems which have improved store labor productivity and customer service. These enhanced information system capabilities have also enabled us to achieve higher average transaction amounts by providing employees with the information they need to suggest appropriate add-on products, including higher margin replacement parts. In addition, the significant investment we have made in information systems has played an important role in our successful penetration of the commercial market.

     - TRAINING AND TECHNICAL EXPERTISE -- We have increased our focus on formal classroom training and on-the-job training, customer service measurement systems and incentive programs for our district managers, store managers, and sales staff. Approximately 1,500 of our employees have passed the ASE-P2 test, a nationally recognized certification for parts technicians. We believe these programs have resulted in an increased level of customer service and store-level efficiency.

     - CENTRALIZED CALL CENTER -- Our centralized call center provides store personnel at selected high-volume stores the option to reroute customer calls to a central location during the store's busiest hours of operation. Use of the call center allows sales associates to give their undivided attention to customers at the store while call-in customers are serviced directly by call center associates.

     - PRECISION PRICING PROGRAM -- During fiscal 1997, we implemented a pricing program, which allows us to establish pricing zones at the store level rather than the market or chain level. This initiative enables us to establish pricing levels for each store based upon that store's local market competition.

     These operating initiatives have provided us with a highly efficient, centralized infrastructure and the foundation for continued and profitable growth. We are currently generating growth in sales and operating profits primarily by implementing the following growth initiatives:

     - ACCELERATING STORE GROWTH STRATEGY -- Our store growth strategy is focused on existing markets and includes:

          - opening new stores;

          - relocating smaller stores to larger stores at better locations; and

          - expanding selected stores.

       Our existing markets have many competitors with fewer stores than we have. We believe that our store growth strategy will enable us to effectively and profitably increase our name recognition and market penetration while benefiting from economies of scale in advertising, management and distribution costs. In addition to the 82 Trak West stores we acquired in the Los Angeles market in December 1997 from Trak Auto Corporation, we opened, relocated or expanded 104 stores in fiscal 1997 compared to 64 stores in fiscal 1996. We plan to continue to accelerate our store growth strategy and expect to open, relocate or expand a total of 130 stores in fiscal 1998 (88 have already been opened, relocated or expanded as of November 1, 1998) and approximately 150 stores in fiscal 1999. We believe that the large number of small operators in our industry enables us to effectively pursue an opportunistic acquisition strategy. Our acquisition strategy focuses on
       (1) existing markets to achieve further market penetration in a timely and cost-effective manner without adding additional retail square footage (as was done in the Trak West Acquisition) and (2) contiguous markets, to permit further leveraging of our established infrastructure over an increasing sales base.

     - EXPANDING COMMERCIAL SALES PROGRAM -- We believe that we can continue to expand our profitable and highly successful commercial sales program for auto repair professionals and fleet owners. The commercial market constitutes in excess of 50% of the approximately $78 billion of annual sales in the automotive aftermarket and is currently growing at a faster rate than the do-it-yourself market. We believe we have significant competitive advantages in servicing the commercial customer because of our experienced sales associates, conveniently located stores, attractive pricing and ability to consistently deliver a broad product offering with an emphasis on national brand names. Commercial sales centers have been implemented in 467 of our stores as of November 1, 1998. Our sales to commercial accounts (including sales by stores without commercial sales centers) have increased 30% to $74.9 million in the first half of fiscal 1998, from $57.7 million in the comparable period in fiscal 1997. We believe that significant opportunities exist to increase sales at our existing commercial sales centers by focusing on the penetration of certain sectors of the commercial market such as fleet owners, municipalities and national accounts. We intend to continue installing commercial sales centers in selected existing stores and in approximately half of our new stores. We have already installed commercial sales centers in 43 of the acquired Trak West stores (which did not actively pursue commercial customers before we acquired them).

     - INCREASING OPERATING PROFIT MARGIN -- We have increased our operating margin to 6.2% in the first half of fiscal 1998, from 4.6% in the comparable period of fiscal 1997. Excluding $6.7 million of non-recurring charges, our operating profit margin for the first half of fiscal 1998 was 7.5%. Our gross profit margin is increasing primarily as a result of more favorable vendor terms, taking advantage of cash discounts from vendors, and improvements in our product mix. We believe that the improved vendor terms are primarily the result of our improved financial performance and stronger capitalization, a reduction in overall vendor payables and growth in our store count. We believe that we can further improve our operating profit margin through the continued focus on our operating initiatives described above, and effectively leveraging our fixed costs over an increasing sales base.

     The success of our operating and growth initiatives has resulted in a 58% increase in operating profit to $30.2 million for the first half of fiscal 1998, from $19.1 million in the comparable period in fiscal 1997. Excluding $6.7 million of non-recurring charges, operating profit for the first half of fiscal 1998 was $36.9 million, an increase of 93% over the comparable period of fiscal 1997. We believe that we can continue to realize strong and profitable growth by aggressively pursuing our operating and growth initiatives.

AUTOMOTIVE AFTERMARKET INDUSTRY

     We are a retailer of aftermarket automotive products such as replacement parts, maintenance items and accessories. The term aftermarket distinguishes our sales from those items sold as part of the original sale of a car or truck. According to industry estimates, the size of the automotive aftermarket for replacement parts, maintenance items and accessories was approximately $78 billion in sales in 1996. We believe that the automotive aftermarket for these items is growing because of increases in:

     - the size and age of the country's automotive fleet;

     - the number of miles driven annually per vehicle;

     - the purchase prices of new cars;

     - the cost of replacement parts; and

     - labor costs associated with parts, installation and maintenance.

     There are many companies selling automotive aftermarket products. We believe, however, that the industry is consolidating as national and regional specialty retail chains gain market share at the expense of smaller independent retailers and less specialized mass merchandisers. Automotive specialty retailing chains like ours, which have multiple locations in a given market area, enjoy competitive advantages in purchasing, distribution, advertising and marketing compared to most small independent retailers. In addition, the recent significant increase in the variety of domestic and imported vehicle makes and models has increased the number of automotive replacement parts. This makes it difficult for smaller independent retailers and less specialized mass merchandise chains to maintain inventory selection broad enough to meet customer demands. We believe this has created a competitive advantage for us and for other automotive specialty retailing chains that have the distribution capacity and sophisticated information systems to stock and deliver a large number of products in a timely manner.

THE TRAK WEST ACQUISITION

     On December 8, 1997, we acquired 82 stores located in the Los Angeles market that had been owned by Trak Auto Corporation. The acquisition of these stores provides us with a much greater presence (as of November 1, 1998, a total of 157 stores) in the large, strategically important Los Angeles market, without increasing the number of competing stores in the market. We completed the conversion of these stores to our Kragen name and store format and the integration of these stores into our operations during the first quarter of fiscal 1998.

MARKETING AND MERCHANDISING STRATEGY

     Our marketing and merchandising strategy is to build market share by providing a broad selection of national brand name and private label products at everyday low prices. We offer these products at conveniently located and attractively designed stores, staffed by highly trained, efficient and courteous employees.

CUSTOMER SERVICE

     We are a customer-oriented retailer dedicated primarily to do-it-yourself consumers with a significant and increasing focus on commercial customers. We try to enhance customer service by use of our sophisticated product distribution and store support systems, as well as our extensive training programs.

     We believe that the recruiting, training and retaining of high quality sales employees is required if our business is to be successful. We operate training and incentives programs to encourage the development of technical expertise by our sales employees so they can effectively advise customers on product selection and use. Well trained employees not only provide a high level of customer satisfaction, they increase productivity and reduce labor costs.

     CSK University, our sales employee development program, is dedicated to the continuous education of store associates through structured on-the-job training and formal classroom instruction. The curriculum focuses on four areas of the employee's development:

     - customer service skills;

     - basic automotive systems;

     - advanced automotive systems; and

     - management development.

     Much of the training is delivered through formal classes in 16 training centers that are fully equipped with the same systems as are in our stores. We believe that our training programs enable sales associates to provide a high level of service to a wide variety of customers ranging from less informed do-it-yourself consumers to more sophisticated purchasers requiring diagnostic advice. We also provide continuing training programs for store managers and district managers designed to assist them in increasing store-level efficiency and improving their potential for promotion. In addition, we require periodic meetings of district and store managers to facilitate and enhance communications within our organization. Approximately 1,500 of our employees have passed the ASE-P2 test, a nationally recognized certification for parts technicians.

     In order to satisfy our customers, we adopted several service initiatives including free testing of starters, alternators and batteries; free charging of batteries; installation assistance for batteries, windshield wipers and other selected products; "no hassle" return policies; and electronically maintained lifetime warranties, which eliminate the need for consumer record keeping. Our significant investments in employee training and store-level information systems enable our in-store personnel to devote more time to attending to our customers' automotive needs.

     We use our centralized database as a source to make approximately 72,000 calls annually to customers inquiring as to their overall satisfaction with our sales employees, pricing, product selection and quality. In addition, the results of customer satisfaction surveys are provided to each store and the appropriate management personnel to ensure that customer service levels remain a store focus.

PRODUCT SELECTION

     Our stores have a broad selection of national brand name products in order to generate customer traffic and appeal to our commercial customers. In addition, we stock a large selection of high quality private label products that appeal to value conscious customers. Each store offers an extensive product line, including automotive replacement parts such as starters, alternators, shock absorbers, mufflers, brakes, spark plugs, filters and batteries, as well as a wide variety of maintenance items, such as motor oil, lubricants, waxes, cleaners, polishes and antifreeze. In addition, each store offers general accessories such as car stereos, alarms, trim, floor mats, tools and seat covers. Sales of replacement parts account for approximately 60% of our sales. Replacement parts typically generate higher gross profit margins than maintenance items or general accessories. We are increasing our sales of replacement parts, as a percentage of total sales, by offering a wider selection of replacement parts and by increasing sales to commercial customers.

PRODUCT AVAILABILITY

     Our stores offer between 13,000 and 17,000 SKUs of national brand name and private label automotive products. If a store does not carry a specific part, store employees are able to use our surround store inventory program to record the sale, reserve the part and direct the customer to pick it up from a store in the same market or at one of our nearby depots.

     We have continued to expand and improve our delivery system and have increased our number of strategically located priority parts depots to 32. This has led to better customer service by making available up to an additional 200,000 products on a same-day delivery basis to over 80% of our stores and 1,000,000 additional products on a next-day delivery basis to all of our stores. This has also allowed us to increase sales to commercial accounts due to availability of a greater number of replacement parts. Prior to this improvement and expansion, this same day delivery service was available to only 80 of our stores. Our priority parts operation handles approximately 120,000 inquiries each week. Store associates are able to electronically inquire on price and availability and order parts from the priority parts depots through our electronic parts catalog and receive immediate confirmation of availability without having to make telephone inquiries. We believe that these programs provide us with important competitive advantages.

     We have classified our product mix into 110 separate categories through a merchandising program designed to determine the optimal inventory mix at each individual store based on that store's historical sales. We believe that we can improve store sales, gross profit margin and inventory turnover by tailoring individual store inventory mix based on historical sales patterns for each of the 110 product categories.

PRICING

     Our pricing philosophy is that we should not lose a customer because of price. Our pricing strategy is to offer everyday low prices at each of our stores. Part of this strategy is to beat any competitor's lower price by 5%. As a result, we closely monitor our competitors' pricing levels to ensure competitive pricing in all of our stores. Our entry-level products offer excellent value by meeting standard quality requirements at low prices. In addition, our sales associates are encouraged to offer alternative products at slightly higher price points. These products typically provide extra features, improved performance, an enhanced warranty or are of national brand recognition.

     In the third quarter of fiscal 1997, we implemented our precision pricing program which analyzes prices at the store level rather than at the market or chain level. This initiative enables us to establish pricing levels at each store based upon that store's local market competition.

ADVERTISING

     We support our marketing and merchandising strategy through print advertising, in-store promotional displays and an increasing emphasis on radio and television advertising. The print advertising consists of monthly color circulars produced by our in-house advertising department and which contain redeemable coupons. We also advertise on radio, television and billboards primarily to reinforce our image and name recognition. Television advertising is targeted to sports programming and radio advertising primarily is aired during commuting hours. Advertising efforts include Spanish language television and radio as well as bilingual store signage. In-store signs and displays are used to promote products, identify departments, and to announce store specials. We also sponsor a National Hot Rod Association Funny Car. We have web sites on the Internet at:

     - http://www.checkerauto.com;

     - http://www.schucks.com; and

     - http://www.kragen.com.

STORE-BASED INFORMATION SYSTEMS

     Over the past several years, we installed several store-level information systems, which have improved store labor productivity and customer service. These systems are described below.

  ELECTRONIC PARTS CATALOG

     Our electronic parts catalog is a software-based system that identifies the location and availability of over one and a half million parts. The electronic parts catalog is a user-friendly tool that enables our sales associates to assist customers in parts selection and ordering based on simple input of the year, model and engine type and application needed. The electronic parts catalog covers vehicles with model years from 1967 through 1998. Once provided with this basic information, the electronic parts catalog displays which part is needed and whether it is located in the store. In the event a particular product is unavailable at a store, the electronic parts catalog indicates whether it can be obtained at a nearby store, priority parts depot, through certain warehouse distributors with same-day delivery or directly from the manufacturer. Information about the customer's car can be entered into a permanent customer database that can be instantly accessed whenever the customer visits or phones the store. The electronic parts catalog also displays related parts that the sales associates can recommend to the customer for purchase and prints parts lists for the customer. Our electronic parts catalog system is integrated with our point of sale system and centralized database. This integration improves customer service by:

     - reducing check-out time by fully automating the ordering process between the parts counter and the point of sale register;

     - allowing the store associate to order parts electronically with immediate confirmation of availability and/or delivery; and

     - providing up-to-the-minute pricing of products.

  POINT OF SALE SYSTEM

     We installed a point of sale system consisting of cash registers and sophisticated software in all of our stores, which electronically record and report customer transactions and are tied to our electronic parts catalog and the central inventory system. This point of sale system improves store productivity and customer service by streamlining in-store procedures and eliminating handwritten record keeping. This system also allows for paperless transactions and electronic updating of warranty information. In addition, the point of sale software tracks the history of individual customer purchases, allowing us to monitor customer activity for use in regionalized marketing and merchandising programs.

  RETAIL PAPERLESS MANAGEMENT SYSTEM

     Our retail paperless management system is a store-based software system used to improve store efficiency. This system provides for interactive store associate development and testing, communication via company-wide e-mail, knowledge-based interviewing of associate applicants, automated associate time and attendance recording and forms automation.

  LABOR SCHEDULING SYSTEM

     We utilize a sophisticated labor scheduling system that allocates labor hours based on factors including forecasted sales and customer traffic counts. We believe this system enables us to provide superior customer service while providing for improved labor productivity.

  SATELLITE COMMUNICATIONS NETWORK

     Our satellite communications network links all of our stores with our corporate office. The satellite network enables us to efficiently obtain and deliver to our stores all file transfers, including pricing down-loads, sales information updates and interactive transactions such as electronic parts ordering. The system also broadcasts common files to all stores simultaneously to update our electronics parts catalog. In addition, the satellite network significantly increases the speed of credit card and check authorization.

  CALL CENTER

     Our centralized call center provides store personnel at selected high-volume stores the option to reroute customer calls to a central location during the store's busiest hours of operation. Call center associates perform all functions that store personnel normally handle, such as store specific parts look-up, price look-up and inventory availability verification. Associates in the call center can take an order from a customer and electronically transmit it to the store, so that the customer can pick up the requested product at his local store. Use of the call center allows sales associates to give their undivided attention to customers at the store while call-in customers are serviced directly by call center associates.

STORE OPERATIONS

     Our stores are divided into seven geographic regions: Southwest, Rocky Mountain, Northwest, Southern California, Coastal California, Los Angeles and Northern California. Each region is administered by a regional manager, each of whom oversees seven to ten district managers. Each of our district managers has responsibility for between 11 and 18 stores.

     The geographic distribution of our stores and the tradenames under which they operated, as of November 1, 1998, are set forth in the table below.

                                                      SCHUCK'S      CHECKER       KRAGEN     COMPANY
                                                     AUTO SUPPLY   AUTO PARTS   AUTO PARTS    TOTAL
California.........................................        2            1          374         377
Washington.........................................       88           --           --          88
Arizona............................................       --           85           --          85
Colorado...........................................       --           63           --          63
Utah...............................................       --           30           --          30
Oregon.............................................       30           --           --          30
Texas..............................................       --           23           --          23
Nevada.............................................       --           14            7          21
New Mexico.........................................       --           22           --          22
Idaho..............................................       17            4           --          21
Montana............................................       --            9           --           9
Wyoming............................................       --            4           --           4
                                                         ---          ---          ---         ---
          Total....................................      137          255          381         773
                                                         ===          ===          ===         ===

     Our stores are generally open seven days a week, with hours from 8:00 a.m. to 9:00 p.m. (9:00 a.m. to 6:00 p.m. on Sundays). Each store employs approximately 10 to 20 employees, including a store manager, two assistant store managers and a staff of full-time and part-time employees.

STORE FORMATS

     Our stores are generally located in high visibility, high traffic strip shopping centers or in free-standing units adjacent to strip shopping centers. The stores, which range in size from 2,800 to 27,000 square feet, average approximately 6,900 square feet in size and offer between 13,000 and 17,000 SKUs.

     We have four prototype store designs which are 6,000, 7,000, 8,000 and 12,000 square feet in size. The store size for a given new location is selected based upon sales volume expectations determined through demographics and the detailed market analysis that we prepare as part of our site selection process. The following table categorizes our stores, by size, as of November 1, 1998:

STORE SIZE                                                     NUMBER OF STORES
10,000 sq. ft. or greater...................................          67
8,000-9,999 sq. ft..........................................         148
6,000-7,999 sq. ft..........................................         241
5,000-5,999 sq. ft..........................................         199
Less than 5,000 sq. ft......................................         118

     Approximately 60% of our stores are freestanding, with the balance principally located within strip shopping centers. Approximately 85% to 90% of each store's square footage is selling space, of which approximately 40% to 50% is dedicated to automotive replacement parts inventory. The replacement parts inventory area is fronted by a counter staffed by knowledgeable parts personnel and is equipped with the electronic parts catalog. The remaining selling space contains gondolas for accessories and maintenance items, including oil and air filters, additives, waxes and other items, together with specifically designed shelving for batteries and, in many stores, oil products.

STORE GROWTH STRATEGY

     Our store growth strategy is focused on our existing markets and includes:

     - opening new stores;

     - relocating smaller stores to larger stores at better locations; and

     - expanding selected stores.

     We have identified most of our stores smaller than 5,000 square feet as future relocation or expansion priorities.

     Our market strategy group, which is a part of our real estate department, utilizes a sophisticated, market-based approach that identifies and analyzes potential store locations based on detailed demographic and competitive studies. These demographic and competitive studies include analysis of population density, growth patterns, age, ethnicity, per capita income, vehicle traffic counts, and the number and type of existing automotive-related facilities, such as automotive parts stores and other competitors within a pre-determined radius of the potential new location. These potential locations are compared to our existing locations to determine opportunities for opening new stores and relocating or expanding existing stores.

     We believe that the large number of small operators in our industry has enabled us to effectively pursue an opportunistic acquisition strategy. We focus our acquisition efforts in (1) existing markets to achieve further market penetration in a timely and cost-effective manner without adding additional retail square footage (as we avoided doing in the Trak West Acquisition), and
(2) contiguous markets to permit further leveraging of our established infrastructure over an increasing sales base.

     The following table sets forth our store development activities during the periods indicated:

                                                                                   FISCAL 1998
                                                                 FISCAL YEAR         THROUGH
                                                              ------------------   NOVEMBER 1,
                                                              1995   1996   1997      1998
Beginning stores............................................  544    566    580        718
New stores..................................................   24     19     65         60
Relocated stores............................................   30     37     36         24
Acquired Trak West stores...................................   --     --     82         --
Closed stores (including relocated stores)..................  (32)   (42)   (45)       (29)
                                                              ---    ---    ---        ---
Ending stores...............................................  566    580    718        773
                                                              ===    ===    ===        ===
Expanded stores.............................................    9      8      3          4
Total new, relocated and expanded stores....................   63     64    104         88

     We believe that substantial growth opportunities exist in our current markets and that our store growth strategy will increase our name recognition and market penetration while benefiting from economies of scale in advertising, management and distribution costs. In addition to the Trak West Acquisition, we opened, expanded or relocated 104 stores in fiscal 1997 as compared to 64 stores in fiscal 1996. We plan to continue to accelerate our store growth strategy and expect to open, relocate or expand approximately 130 stores in fiscal 1998 (88 have already been opened, relocated or expanded as of November 1, 1998) and approximately 150 stores in fiscal 1999. As of November 1, 1998, we had executed purchase contracts or leases for 68 sites, were in various stages of negotiation for 76 additional sites and had identified numerous potential additional sites for store growth. New stores generally become profitable during the first year of operation.

COMMERCIAL SALES PROGRAM

     In addition to our primary focus on serving the do-it-yourself consumer, we have significantly increased our marketing efforts to the commercial customer in the automotive replacement parts market. The commercial market constitutes in excess of 50% of the annual sales in the automotive aftermarket and is currently growing at a faster rate than the do-it-yourself market. Our commercial sales program, which is intended to facilitate penetration of this market, is targeted to professional mechanics, auto repair shops, auto dealers, fleet owners, mass and general merchandisers with auto repair facilities and other commercial repair outlets located near our stores.

     We have made a significant commitment to this portion of our business, and upgraded the information systems capabilities available to the commercial sales group. In addition, we employ one district sales manager for approximately every five stores that have a commercial sales center. A district sales manager is responsible for servicing existing commercial accounts and developing new commercial accounts. In addition, each commercial sales center has a dedicated in-store salesperson, driver and delivery vehicle.

     We believe we are well positioned to effectively and profitably service commercial customers, who typically require a high level of customer service and broad product availability.

The commercial market has traditionally been serviced primarily by jobbers. Recently, however, automotive specialty retailing chains, such as our company, have entered the commercial segment. The chains typically have multiple locations in given market areas and maintain a broad inventory selection. We believe we have significant competitive advantages in servicing the commercial market because of our experienced sales associates, conveniently located stores, attractive pricing and ability to consistently deliver a broad product offering with an emphasis on national brand names.

     At September 30, 1994, we operated commercial sales centers in five of our stores and as of November 1, 1998, we operated commercial service centers in 467 of our stores. Our sales to commercial accounts (including sales by stores without commercial service centers) have increased 30% to $74.9 million in the first half of fiscal 1998 from $57.7 million in the comparable period in fiscal 1997.

     We intend to continue to expand our successful marketing efforts to the commercial segment of the automotive aftermarket. We believe that significant opportunities exist to increase sales at our existing commercial sales centers by focusing on the penetration of certain sectors of the commercial market such as fleet owners, municipalities and national accounts. We intend to continue installing commercial sales centers in selected existing stores and in approximately half of our new stores. We have already installed commercial service centers in 43 of the recently acquired Trak West stores (which did not actively pursue commercial customers under prior ownership).

PURCHASING

     Merchandise is selected and purchased for all stores by personnel at our corporate headquarters in Phoenix, Arizona from over 300 suppliers. No one class of product and no single supplier accounted for as much as 10% of our purchases in fiscal 1997.

     Our inventory management systems include the E-3 Trim Buying System, which provides inventory movement forecasting based upon history, trend and seasonality. Combined with service level goals, vendor lead times and cost of inventory assumptions, the E-3 Trim Buying System determines the timing and size of purchase orders. Approximately 90% of the dollar value of transactions are sent via electronic data interchange, with the remainder being sent by a computer facsimile interface. Our store replenishment system generates orders based upon store on-hand and store model stock. This includes an automatic model stock adjustment system utilizing historical sales, seasonality and store presentation requirements. We also can allocate seasonal and promotional merchandise based upon a store's history of prior promotional and seasonal sales.

     Our stores offer products with nationally recognized, well-advertised brand names, such as Armor All, Autolite, AC Delco, Castrol, Dayco, Exide, Fel Pro, Fram, Havoline, Mobil, Monroe, Pennzoil, Prestone, Quaker State, RayBestos, Slick 50, Stant, Sylvania, Turtle Wax and Valvoline. In addition to brand name products, our stores carry a wide variety of high quality private label products. Because most of such products are produced by nationally recognized manufacturers that produce similar brand name products that enjoy a high degree of consumer acceptance, we believe that our private label products are of a quality that is comparable to such brand name products.

     We have increased our gross profit margin over the last several years primarily as a result of more favorable vendor terms, taking advantage of cash discounts from vendors, efficiencies from our new warehouse and distribution system and improvements in product mix. We believe that the improved vendor terms are primarily the result of our improved financial performance and stronger capitalization, a reduction in overall vendor payables and growth in our store count. Our gross profit margin increased from 39.6% in fiscal 1995 to 45.7% for the first half of fiscal 1998 and we believe we have the opportunity to continue realizing higher gross profit margins.

WAREHOUSE AND DISTRIBUTION

     We successfully converted our warehouse and distribution system from a manual, labor intensive, paper-based system to a technologically advanced, fully-integrated system. This system, which became operational in the fourth quarter of fiscal 1995, has improved our in-stock levels and order fulfillment accuracy to the highest rates in recent years. We have reduced warehouse and distribution expenses as a percentage of net sales from 4.9% for fiscal 1995 to 3.8% for fiscal 1996, 3.4% for fiscal 1997, and 3.3% for the first half of fiscal 1998. We have sufficient warehouse and distribution capacity to meet the requirements of our growth plans for the foreseeable future.

     Our new system utilizes bar coding, radio frequency scanners and sophisticated conveyor and put-to-light systems. We instituted engineered labor standards and incentive programs in each of our distribution centers which have contributed to improved labor productivity. Each store is currently serviced by one of our two main distribution centers, with the regional distribution centers handling bulk materials, such as oil received directly from vendors. All of our merchandise is shipped by vendors to our distribution centers, with the exception of batteries, which are shipped directly to stores by the vendor.

     The following table sets forth certain information relating to our two main distribution centers as of November 1, 1998:

                                                                                  NUMBER     NUMBER OF
DISTRIBUTION                                                           SIZE      OF STORES   FULL-TIME
   CENTER                          AREA SERVED                       (SQ. FT.)    SERVED     EMPLOYEES
Phoenix, AZ   Arizona, Colorado, Idaho, Nevada, New Mexico,
              California, Texas, Utah..............................   273,520       351         314
Dixon, CA     California, Nevada, Washington, Oregon, Idaho,
              Montana, Wyoming.....................................   325,500       422         353
                                                                      -------       ---         ---
                                                                      599,020       773         667
                                                                      =======       ===         ===

     We have the ability to expand the Phoenix distribution center by approximately 80,000 square feet and the Dixon distribution center by 160,000 square feet.

MANAGEMENT INFORMATION SYSTEMS

     Our management information systems are an important element of our operations and growth strategy. We use one Hitachi Data System EX33 Mainframe, four IBM AS/400's

("AS/400") and over 400 personal computers which are connected to a local area network. A satellite communications network provides the link from our centralized database to the stores. We are currently upgrading these systems, as necessary, to be "Year 2000" compliant.

     Our store-based information systems are on a UNIX based platform with full connectivity between the electronic parts catalog and the point of sale systems. This includes electronic ordering from our electronic parts catalog via the corporate office AS/400 to our priority parts depots, third-party warehouse distributors and directly to vendors.

EMPLOYEES

     As of November 1, 1998, we employed approximately 7,200 full-time employees and 3,500 part-time employees. Approximately 85% of these personnel are employed in store level operations, 8% in distribution and 7% in our corporate headquarters, including our call center and priority parts operation.

     We have never experienced any material labor disruption and believe that our labor relations are very good. Except for 482 employees located at approximately 40 stores in the San Jose, California market, who have been represented by a union for more than 18 years, none of our personnel are represented by a labor union.

FACILITIES

     The following table sets forth certain information concerning our principal facilities:

                                                                         SQUARE    NATURE OF
PRIMARY USE                                                 LOCATION     FOOTAGE   OCCUPANCY
Corporate office........................................  Phoenix, AZ     96,000    Leased(a)
Distribution center.....................................  Dixon, CA      325,500    Leased
Distribution center.....................................  Phoenix, AZ    273,520    Leased
Regional distribution center............................  Auburn, WA      52,400    Leased
Regional distribution center............................  Denver, CO      34,800    Leased
Regional distribution center............................  Salt Lake,
                                                          UT              32,000    Leased
Regional distribution center............................  Commerce, CA    48,400    Leased

------------------------------

(a) This facility is owned by Missouri Falls Partners, an affiliate of the Carmel Group.

     At November 1, 1998, all but two of our stores were leased. The expiration dates (including renewal options) of the store leases are summarized as follows:

YEARS                                                         STORES(1)
1998-2000...................................................      14
2001-2005...................................................      52
2006-2010...................................................      74
2011-2020...................................................     302
2021-2030...................................................     290
2031-thereafter.............................................      39

------------------------------

(1) Of these stores, 3 are owned by affiliates of the Carmel Group.

COMPETITION

     We compete principally in the do-it-yourself sector of the automotive aftermarket which is highly fragmented and generally very competitive. We compete primarily with national and regional retail automotive parts chains (such as AutoZone, Inc. and The Pep Boys-Manny, Moe and Jack, Inc.), wholesalers or jobber stores (some of which are associated with national automotive parts distributors or associations, such as NAPA), automobile dealers, and mass merchandisers that carry automotive replacement parts, maintenance items and accessories (such as Wal-Mart Stores, Inc.). We believe that chains of automotive parts stores like ours, with multiple locations in regional markets, have competitive advantages in marketing, product selection, purchasing and distribution, as compared to independent retailers and jobbers that are not part of a chain or associated with other retailers or jobbers. We believe that, as a result of these advantages, national and regional chains have been gaining market share in recent years at the expense of independent retailers and jobbers.

     The principal competitive factors that affect our business are store location, customer service, product selection, availability, quality and price. While we believe that we compete effectively in our various geographic areas, certain competitors are larger in terms of sales volume, have greater financial and management resources and have been operating longer in certain geographic areas.

TRADE NAMES, SERVICE MARKS AND TRADEMARKS

     We own and have registered the service mark "Schuck's" with the United States Patent and Trademark Office for use in connection with the automotive parts retailing business. We have the right to use the tradenames "Checker" (in connection with the automotive parts retailing business in the West and Southeast regions of the United States) and "Kragen." In addition, we own and have registered numerous trademarks with respect to many of our private label products. We believe that our various tradenames, service marks and trademarks are important to our merchandising strategy, but that our business is not otherwise dependent on any particular service mark, tradename or trademark. There are no infringing uses known by us that materially affect the use of such marks.

ENVIRONMENTAL MATTERS

     We are subject to various federal, state and local laws and governmental regulations relating to the operation of our business, including those governing recycling of batteries and used lubricants, and regarding ownership and operation of real property. We handle hazardous materials during our operations, and our customers may also bring or use hazardous materials or used oil onto our properties. In addition, while we do not service automobiles, we do sublease to third parties pre-existing service bays at a small number of store locations. These third parties are required to dispose of certain items, including used batteries, lubricants and oils in accordance with applicable environmental regulations. We currently provide a recycling program for batteries and for the collection of used lubricants at certain of our stores as a service to our customers pursuant to agreements with third-party vendors. Pursuant to the agreements, the batteries and used lubricants are collected by our employees, deposited into vendor-supplied containers/pallets and then disposed of by the third-party vendors. Our agreements with such vendors are designed to limit our potential liability under applicable environmental regulations for any harm caused by the batteries and lubricants to off-site properties or even on-site when such failure is the fault of the vendor. Many of the agreements provide us with indemnification against liability that we may incur in connection with the disposal of such items.

     Under environmental laws, a current or previous owner or operator of real property may be liable for the cost of removal or remediation of hazardous or toxic substances on, under, or in such property. Such laws often impose joint and several liability and may be imposed without regard to whether the owner or operator knew of, or was responsible for, the release of such hazardous or toxic substances. We do not believe that compliance with such laws and regulations has had a material impact on our operations to date, but there can be no assurance that future compliance with such laws and regulations will not have a material adverse effect on us.

LEGAL PROCEEDINGS

     We were served with a lawsuit that was filed in the Superior Court in San Diego, California on May 4, 1998. The case is brought by two former store managers and a former assistant manager. It purports to be a class action for all present and former California store managers and senior assistant managers and seeks overtime pay for a period beginning in May 1995 as well as injunctive relief requiring overtime pay in the future. This case is in the early stages of discovery. We were recently served with two other lawsuits purporting to be class actions filed in California state courts in Orange and Fresno Counties by thirteen other former and current employees. These lawsuits include similar claims to the San Diego lawsuit, except that they also include claims for unfair business practices and the Orange County lawsuit includes a claim for punitive damages based on an unlawful conversion theory. Although at this early stage in the litigation it is difficult to predict its outcome with any certainty, we believe that we have meritorious defenses to all of these cases and intend to defend them vigorously.

     We currently and from time to time are involved in other litigation incidental to the conduct of our business. The damages claimed against us in some of these litigations are substantial. Although the amount of liability that may result from these matters cannot be ascertained, we do not currently believe that, in the aggregate, they will result in liabilities material to our consolidated financial condition, results of operations or cash flow.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth the name, age and position of each of our directors and executive officers. Our executive officers also have the same titles at our subsidiary, CSK Auto, Inc.

NAME                                   AGE                         POSITION
Maynard Jenkins(1)(2)................  56    Chairman of the Board and Chief Executive Officer
James Bazlen.........................  48    Director, President and Chief Operating Officer
Pat Asta.............................  53    Senior Vice President -- Human Resources
Larry Buresh.........................  54    Senior Vice President and Chief Information Officer
Martin Fraser........................  43    Senior Vice President -- Merchandising and
                                             Distribution
Lon Novatt...........................  37    Senior Vice President -- Real Estate, General
                                             Counsel and Secretary
Robert Shortt........................  37    Senior Vice President -- Commercial Sales and
                                             Marketing
Dale Ward............................  48    Senior Vice President -- Store Operations
Don Watson...........................  43    Senior Vice President, Chief Financial Officer and
                                             Treasurer
John Antioco(1)(2)...................  48    Director
Morton Godlas(1)(2)..................  75    Director
Jon P. Hedley........................  37    Director
Edward G. Lord, III..................  49    Director
Christopher J. O'Brien...............  40    Director
Charles J. Philippin(1)(2)...........  48    Director
Robert Smith(2)......................  60    Director
Christopher J. Stadler(1)............  34    Director
Jules Trump(1).......................  54    Director
Eddie Trump(1).......................  52    Director
Savio W. Tung........................  47    Director

------------------------------

(1) Member of the Compensation Committee.
(2) Member of the Audit Committee.

     MAYNARD JENKINS became our Chairman of the Board and Chief Executive Officer in January 1997. Prior to joining us, Mr. Jenkins served as President and Chief Executive Officer of Orchard Supply Hardware from December 1986 to January 1997. Prior thereto Mr. Jenkins held various executive positions with Gemco.

     JAMES BAZLEN became our President and Chief Operating Officer and a director in June 1994. Prior to his June 1994 promotion to President and Chief Operating Officer, Mr. Bazlen was our Vice Chairman and Chief Financial Officer from June 1991, one of our directors from November 1989 through June 1992 and also served as Senior Vice President of the Trump Group, a private investment group, from March 1986. Mr. Bazlen had been our Senior Vice President from April 1990 to June 1991. Prior to joining the Trump Group in 1986,

Mr. Bazlen served in various executive positions with General Electric Company and GE Capital for thirteen years.

     PAT ASTA became our Senior Vice President -- Human Resources in May 1998. Prior to that Ms. Asta was Vice President of Human Resources for DFS Group Ltd. from 1997 to May 1998. From 1995 to 1997, Ms. Asta was Director of Human Resources for The New York Times Company. From 1987 to 1995, Ms. Asta was Vice President of Human Resources for The Great Atlantic Pacific Tea Company.

     LARRY BURESH became our Senior Vice President and Chief Information Officer in November 1998. Prior to that Mr. Buresh was Vice President and Chief Information Officer of Chief Auto Parts, Inc. from 1995 to November 1998. From 1994 to 1995, Mr. Buresh was Senior Director of Central Information Services for Sears, Roebuck & Co. From 1986 to 1994, Mr. Buresh was Vice President and Chief Information Officer of Frank's Nursery & Crafts, Inc. Prior to that Mr. Buresh was Vice President of Management Information Services for Ben Franklin Stores Company.

     MARTIN FRASER became our Senior Vice President -- Merchandising and Distribution in October 1997. Prior to that, Mr. Fraser had been our Vice President of Distribution and Replenishment since August 1995. From September 1989 to August 1995, he served in several executive positions, including Vice President of Logistics and Vice President -- Inventory Management.

     LON NOVATT became our Senior Vice President -- Real Estate, General Counsel and Secretary in June 1997. Prior to that, Mr. Novatt was our Vice
President -- Legal, General Counsel and Secretary since December 1995. From March 1994 to November 1995, Mr. Novatt was Senior Counsel for Broadway Stores, Inc., a department store chain. From October 1985 to February 1994, Mr. Novatt was with the Los Angeles law firm of Freeman, Freeman & Smiley where he was a partner from January 1992 to February 1994.

     ROBERT SHORTT became our Senior Vice President -- Commercial and Marketing in October 1997. Prior to that, Mr. Shortt was our Vice President -- Merchandising and Marketing since April 1996. From April 1995 to April 1996, Mr. Shortt was Vice President of Marketing for the Price Pfister division of Black & Decker Corp. From March 1993 to April 1995, Mr. Shortt was Vice President of Marketing of the Kwikset division of Black & Decker Corp. Prior thereto, from March 1991 to March 1993, he was Director of Marketing of Kwikset division of Black & Decker Corp.

     DALE WARD became our Senior Vice President -- Store Operations in March 1997. Prior to that Mr. Ward served as Executive Vice President and Chief Operating Officer of Orchard Supply Hardware since April 1996. Mr. Ward served as President and Chief Executive Officer of F&M Super Drug Stores, Inc., a drug store chain, from 1994 to 1995. He also served as President and Chief Executive Officer of Ben Franklin Stores, Inc., a variety and craft store chain, from 1988 to 1993 and as Chairman of Ben Franklin Crafts Inc., a craft store chain, from 1991 to 1993.

     DON WATSON became our Chief Financial Officer in December 1997. He has served as our Senior Vice President -- Finance since April 1997, and as our Treasurer since October 1996.

Prior to that Mr. Watson had been Senior Vice President -- Finance, Controller and Treasurer of our subsidiary CSK Auto, Inc. since April 1993. From June 1988 to March 1993, he was Vice President and Controller of CSK Auto, Inc.

     JOHN ANTIOCO became one of our directors in June 1998. Mr. Antioco has served as Chairman and Chief Executive Officer of Blockbuster Entertainment, since June 1997. Mr. Antioco was President and Chief Executive Officer of Taco Bell Corporation, from October 1996 to June 1997. Prior to joining Taco Bell, Mr. Antioco served as Chairman and Chief Executive Officer of The Circle K Corporation for approximately six years. Mr. Antioco began his career with the Southland Corporation, where he held various executive positions during his twenty-six year tenure there. Mr. Antioco is a director of Main Street and Main Incorporated.

     MORTON GODLAS became one of our directors in October 1998. Mr. Godlas has been a consultant to the retail industry since retiring from Lucky Stores, Inc. in 1983 as their Corporate Senior Vice President. During his tenure with Lucky Stores, the presidents of both Kragen Auto Supply and Checker Auto reported to Mr. Godlas. Prior to his service with Lucky Stores, Mr. Godlas held various executive positions with Gemco over a twelve year period.

     JON P. HEDLEY became one of our directors on October 30, 1996. He has been an executive of Investcorp, its predecessor or one or more of its wholly-owned subsidiaries since April 1990.

     EDWARD G. LORD, III became one of our directors in April 1997. He has been an executive of Investcorp, its predecessor or one or more of its wholly-owned subsidiaries since November 1994. Prior to joining Investcorp, Mr. Lord was a Managing Director of Dean Witter Realty. From 1991 until February 1992, Mr. Lord was a senior officer of the Mutual Life Insurance Company of New York. Mr. Lord is also a director of Harborside Healthcare Corp. and Werner Holding Co. (PA), Inc.

     CHRISTOPHER J. O'BRIEN became one of our directors in October 1996. He has been an executive of Investcorp, its predecessor or one or more of its wholly-owned subsidiaries since December 1993. Prior to joining Investcorp, Mr. O'Brien was a Managing Director of Mancuso & Company for four years. Mr. O'Brien is a director of Falcon Building Products, Inc., Harborside Healthcare Corp., Star Markets, Inc. and The William Carter Company.

     CHARLES J. PHILIPPIN became one of our directors in October 1996. He has been an executive of Investcorp, its predecessor or one or more of its wholly-owned subsidiaries since July 1994. Prior to joining Investcorp, Mr. Philippin was a partner of Coopers & Lybrand L.L.P. Mr. Philippin is a director of Falcon Building Products, Inc., Harborside Healthcare Corp., Saks, Inc., Star Markets, Inc., Werner Holding Co. (PA), Inc. and The William Carter Company.

     ROBERT SMITH became one of our directors in October 1996. Mr. Smith is a Protector of Carmel (see "Principal Stockholders"). Mr. Smith has served as President of Newmark Capital Limited, a private investment and consulting company since March 1992. Mr. Smith also serves as a director of Rogers Cantel Mobile Communications Inc. and Canadian World Fund Limited.

     CHRISTOPHER J. STADLER became one of our directors in October 1996. He has been an executive of Investcorp, its predecessor or one or more of its wholly-owned subsidiaries since April 1, 1996. Prior to joining Investcorp, Mr. Stadler was a Director with CS First Boston Corporation. Mr. Stadler is a director of Falcon Building Products, Inc. Werner Holding Co. (PA), Inc. and The William Carter Company.

     JULES TRUMP was our Chairman of the Board from December 1986 until January 27, 1997, our Chief Executive Officer from March 1990 until January 27, 1997, and one of our directors since December 1986. Mr. Trump has also served as Chairman or Co-Chairman of The Trump Group since February 1982. Jules Trump is Eddie Trump's brother.

     EDDIE TRUMP became one of our directors in July 1994. Mr. Trump previously served as one of our directors from December 1986 until July 1992. Since February 1982, Mr. Trump has served as President or Co-Chairman of The Trump Group. Eddie Trump is Jules Trump's brother.

     SAVIO W. TUNG became one of our directors in October 1996. He has been an executive of Investcorp, its predecessor or one or more of its wholly-owned subsidiaries since September 1984. Mr. Tung is a director of Harborside Healthcare Corp., Star Markets, Inc. and Werner Holding Co. (PA), Inc.

BOARD OF DIRECTORS AND COMMITTEES

     Election of directors is subject to the provisions of a stockholders' agreement (see "Certain Transactions -- Stockholders' Agreement"). Each of our directors will hold office until the next annual meeting of our stockholders or until his or her successor has been elected and qualified.

     In April 1997, our board of directors created a compensation committee and an audit committee. The audit committee is responsible for reviewing our accounting controls and recommending to our board of directors the engagement of our outside auditors. The members of our audit committee are Messrs. Antioco, Godlas, Philippin and Smith.

     The compensation committee is responsible for reviewing and approving the amount and type of consideration to be paid to our senior management. The members of our compensation committee are Messrs. Jenkins, Antioco, Godlas, Philippin, Stadler, Jules Trump and Eddie Trump.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     We did not have a compensation committee for fiscal 1996. Jules Trump and Eddie Trump each participated in deliberations concerning executive officer compensation for fiscal 1996. In April 1997, our board of directors created a compensation committee. No current member of our compensation committee other than Mr. Jenkins is one of our executive officers or employees. None of our executive officers serve as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors.

COMPENSATION OF DIRECTORS

     Directors who are employees or were nominated by the Investcorp Group or the Carmel Group do not receive any additional compensation for serving as directors. In October 1998, our board of directors adopted a non-employee director compensation policy. Only Mr. Antioco and Mr. Godlas are currently compensated under this policy. This policy provides for an annual stipend of $25,000. At least $10,000 of this annual stipend must be paid in the form of restricted stock grants pursuant to our directors stock plan. See "Stock
Plans -- Directors Stock Plan." This policy also provides for a stipend of $1,500 for attending each meeting of our board of directors and any meeting of a committee that is not held in conjunction with a meeting of the whole board. We also reimburse our non-employee directors for the costs of attending board of directors meetings.

EXECUTIVE COMPENSATION

     Our company is a holding company with no business operations of its own; all of its business is conducted through its wholly-owned subsidiary, CSK Auto, Inc. The officers of the Company receive no compensation in their capacities as officers of the Company.

     The following table sets forth information concerning the annual and long-term compensation earned in fiscal 1996 (which was a 53-week year) and fiscal 1997 by the most highly compensated executive officers of CSK Auto, Inc. during fiscal 1997 (the "Named Executive Officers"):

                           SUMMARY COMPENSATION TABLE

                                                                             LONG-TERM
                                                                            COMPENSATION
                                                            ANNUAL             AWARDS
                                                         COMPENSATION       ------------
                                                     --------------------    SECURITIES
NAME AND                                    FISCAL                ANNUAL     UNDERLYING       ALL OTHER
PRINCIPAL POSITION                           YEAR    SALARY($)   BONUS($)     OPTIONS      COMPENSATION($)
Maynard Jenkins...........................   1997     525,000    577,500*      39,940         1,014,807(1)
  Chairman, Chief Executive Officer          1996      10,100          0      401,967                72(2)
James Bazlen..............................   1997     400,000    440,000*           0         6,623,419(3)
  President, Chief Operating Officer         1996     376,000     80,000      299,337         6,460,594(3)
Martin Fraser.............................   1997     161,731     66,000*      19,756           338,207(4)
  Senior Vice President--                    1996     148,500     30,500       33,868           327,065(4)
  Merchandising and Distribution
Don Watson................................   1997     159,423     66,000*       6,209           178,318(5)
  Senior Vice President,                     1996     126,500     33,000       33,868           168,824(5)
  Chief Financial Officer and Treasurer
Robert Shortt.............................   1997     185,385     59,500*       8,467            73,347(6)
  Senior Vice President--                    1996     141,346     36,000       33,868           143,867(6)
  Commercial Sales and Marketing

------------------------------
  * Represents amounts paid in April 1998 with respect to fiscal 1997.

(1) Represents cash bonus for future services, reimbursement for relocation costs and insurance premiums paid by the Company with respect to term life insurance covering Mr. Jenkins.

(2) Represents insurance premiums paid by the Company with respect to term life insurance covering Mr. Jenkins.

(3) Represents insurance premiums paid by the Company with respect to term life insurance covering Mr. Bazlen, contributions made by the Company to its Retirement Program based upon Mr. Bazlen's contributions and payments pursuant to an equity participation agreement (which includes accrued interest) in connection with the 1996 Recapitalization.

(4) Represents reimbursement of medical expenses in excess of insurance coverage provided by the Company, insurance premiums with respect to term life insurance covering Mr. Fraser, contributions made by the Company to its Retirement Program based upon Mr. Fraser's contributions, payments pursuant to an equity participation agreement (which includes accrued interest) in connection with the 1996 Recapitalization.

(5) Represents reimbursement of medical expenses in excess of insurance coverage provided by the Company, insurance premiums with respect to term life insurance covering Mr. Watson, contributions made by the Company to its Retirement Program based upon Mr. Watson's contributions, payments pursuant to an equity participation agreement (which includes accrued interest) and other payments in connection with the 1996 Recapitalization.

(6) Represents insurance premiums with respect to term life insurance covering Mr. Shortt, reimbursements for relocation costs, contributions made by the Company to its Retirement Program based upon Mr. Shortt's contributions, payments pursuant to an equity participation agreement (which includes accrued interest) in connection with the 1996 Recapitalization.

     The following table provides information with respect to stock options granted during the fiscal year ended February 1, 1998 to the Named Executive
Officers:

                       OPTION GRANTS IN LAST FISCAL YEAR

                                    INDIVIDUAL GRANTS                                    POTENTIAL REALIZABLE
                                -------------------------                                  VALUE AT ASSUMED
                                NUMBER OF     % OF TOTAL                                 ANNUAL RATE OF STOCK
                                SECURITIES     OPTIONS                                  PRICE APPRECIATION FOR
                                UNDERLYING    GRANTED TO    EXERCISE                          OPTION TERM
                                 OPTIONS     EMPLOYEES IN     PRICE      EXPIRATION     -----------------------
NAME                             GRANTED     FISCAL YEAR    ($/SHARE)       DATE            5%          10%
Maynard Jenkins...............    39,940         12.4%       $12.04      Feb. 1, 2005    $195,746     $456,235
James Bazlen..................         0           --            --                --          --           --
Martin Fraser.................    19,756          6.1         12.04     Dec. 23, 2004      96,834      225,664
Don Watson....................     6,209          1.9         12.04     Dec. 23, 2004      30,430       70,925
Robert Shortt.................     8,467          2.6         12.04     Dec. 23, 2004      41,497       96,718

     The following table contains certain information regarding options to purchase shares of common stock held as of February 1, 1998 by each of the Named Executive Officers:

                         FISCAL YEAR END OPTION VALUES

                                                   NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                                  UNDERLYING UNEXERCISED         IN-THE-MONEY OPTIONS
                                                OPTIONS AT FISCAL YEAR END       AT FISCAL YEAR END($)
                                                ---------------------------   ---------------------------
                     NAME                       EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
Maynard Jenkins...............................         0         441,907              0       3,517,580
James Bazlen..................................    42,762         256,575        340,386       2,042,337
Martin Fraser.................................         0          53,624              0         426,847
Don Watson....................................         0          40,077              0         319,013
Robert Shortt.................................         0          42,335              0         336,987

EXECUTIVE EMPLOYMENT ARRANGEMENTS

  Employment Agreements

     We have employment agreements with each of Messrs. Jenkins and Bazlen. Pursuant to his employment agreement, we paid Mr. Jenkins an annual base salary of $525,000 for 1997 and a bonus of $577,500. In 1998, Mr. Jenkins' employment agreement was amended to increase his annual base salary to $600,000 and to provide the Board of Directors greater discretion in determining the measures of our operating results upon which Mr. Jenkins' annual bonus will be based. Mr. Jenkins' employment agreement does not contain a stated termination date, but rather is terminable at will by us or Mr. Jenkins. Mr. Jenkins' employment agreement provides that if he is terminated without cause or if he terminates his employment for Good Reason (as defined in his employment agreement and which includes a change of control in the Company), he will continue to receive his base salary and performance bonus for a period of two years from his termination.

     Pursuant to his employment agreement, we paid Mr. Bazlen an annual base salary of $400,000 and a bonus of $440,000 for 1997. In 1998, Mr. Bazlen's employment agreement was amended to increase his annual base salary to $450,000 and to provide the board of directors greater discretion in determining the measures of our operating results upon which Mr. Bazlen's annual bonus will be based. Mr. Bazlen's employment agreement does not contain a stated termination date, but rather is terminable at will by the Company or Mr. Bazlen. Mr. Bazlen's employment agreement provides that if we were to terminate the employment of Mr. Bazlen without cause or if he terminates his employment for Good Reason (as defined in his employment agreement), he will continue to receive his annual base salary then in effect for a period of one year from his termination.

  Other Payments

     In connection with Mr. Jenkins becoming our Chief Executive Officer, we made the following additional payments to him:

     - a cash bonus for future services of $1,000,000, which he used to purchase shares of our common stock from the Investcorp Group (subject to vesting restrictions expiring in full in 1999);

     - a loan in the amount of $441,500, used to pay the state and federal income taxes he incurred in connection with receipt of the cash bonus; and

     - a loan in the amount of $550,000 used for the costs of relocating to, and purchasing a home in, the Phoenix area. See "Certain Transactions."

     The Investcorp Group and the Company have agreed to accelerate the vesting of the shares purchased by Mr. Jenkins from the Investcorp Group to permit their sale in this offering. The loan for $441,500 will be repaid by Mr. Jenkins with the proceeds he receives from the sale of these shares in this offering.

  Option Grants

     In connection with Mr. Jenkins becoming the Company's Chief Executive Officer, Mr. Jenkins received an option to purchase 401,967 shares of our common stock, exercisable at $12.04 per share. In April 1998, this option vested to the extent of 100,491 shares. As a result of vesting acceleration triggered by our IPO, the remainder of this option will generally vest and become exercisable on March 17, 2000, subject to earlier vesting based upon the achievement of certain EBITDA targets and the occurrence of other specified events.

     In connection with the Trak West Acquisition, we granted Mr. Jenkins an option to purchase 39,940 shares of our common stock, exercisable at $12.04 per share. This option will vest and become exercisable in four equal annual installments beginning in April 1999.

     In connection with our IPO, we granted Mr. Jenkins an option to purchase 216,634 shares of our common stock, exercisable at $20.00 per share. This option will vest and become exercisable in three equal annual installments beginning in April 2000.

     In connection with the execution of his employment agreement, we granted Mr. Bazlen an option to purchase 299,337 shares of our common stock, exercisable at $12.04 per share. This option has both vested and become exercisable to the extent of 106,905 shares. As a result of vesting acceleration triggered by our IPO, the remainder of this option will generally vest and become exercisable on March 17, 2000, subject to earlier vesting based upon the achievement of certain EBITDA targets and the occurrence of other specified events.

RETIREMENT PROGRAM

     We sponsor the CSK Auto, Inc. Retirement Program, a defined contribution plan that is qualified under Section 401(k) of the Internal Revenue Code of 1986, as amended (the "Code"). Participation in the retirement program is voluntary and available to any employee who is 21 years of age and who has worked for us for more than one year. Each participant can elect to contribute up to 15% of his compensation on a pre-tax basis, subject to the legal maximum of $9,500. In accordance with the provisions of the retirement program, we may elect to make matching contributions to the retirement program. For calendar year 1996, we matched 20% of the first 6% of compensation contributed by each participant for the year. Contributions to the retirement program and retirement program earnings are fully vested. We made matching contributions of approximately $288,000 to the retirement program in fiscal 1996.

     Effective October 1, 1997, we changed our matching formula under the retirement program. We now match the first 4% of annual compensation contributed as follows:

                                                              PERCENTAGE
YEARS OF SERVICE                                               MATCHED
less than five..............................................      40
between five and ten........................................      50
more than ten...............................................      60

     We made matching contributions of approximately $394,500 to the retirement program in fiscal 1997.

EQUITY PARTICIPATION AGREEMENTS

     Prior to the 1996 Recapitalization, we entered into incentive compensation agreements with certain of our executives. Pursuant to the agreements, Messrs. Bazlen, Fraser, Watson and Shortt, as well as three former executive officers, became entitled to certain payments in connection with the 1996 Recapitalization based upon the consideration they would have been entitled to if they had owned an aggregate of 6.4% of our common stock and had sold all of such common stock in the 1996 Recapitalization. In satisfaction of our obligations under these agreements, these individuals received payments on the closing of the Acquisition 1996 Recapitalization in October 1996 and in November 1997 in the following amounts: Mr. Bazlen: $6.5 million and $6.7 million; Mr. Fraser: $0.3 million and $0.3 million; Mr. Watson: $0.1 million and $0.1 million; and Mr.
Shortt: $0.07 million and $0.07 million. The Carmel Group reimbursed the Company for 60% (the estimated after-tax cost to the Company) of the amount of the payments made in November 1997.

STOCK OPTION PLANS

     We have adopted a number of stock-based incentive plans to reward our associates, executive officers and non-employee directors. The primary objectives of these plans are to attract and retain the services of qualified and talented employees, executives and non-employee directors who can contribute materially to our success and profitability. As the following descriptions are summaries of the actual plans, they omit certain details which are not material to a general understanding of the plans. Copies of the complete plans are filed as exhibits to the registration statement of which this prospectus is a part.

     THE 1996 ASSOCIATE STOCK OPTION PLAN. Store associates, store managers and salaried corporate and warehouse employees are eligible to participate in this plan (the "Associate Plan"). We may grant options to purchase up to an aggregate of 1,026,300 shares of common stock under the Associate Plan. As of November 1, 1998, we have granted options to purchase 773,039 shares under the Associate Plan, with exercise prices ranging from of $12.04 to $27.69 per share.

     Options granted under the Associate Plan vest and become exerciseable in three equal installments on the second, third and fourth anniversaries of the date of their grant, assuming the associate's employment continues during this period ("Four Year Vesting"). All options granted under the Associate Plan expire on the seventh anniversary of the date of grant (or, under certain circumstances, 30 days later). In the event that an optionee's employment is terminated, depending on the reasons for such termination, the option may terminate, or remain exercisable for a short period. In the event of a sale of more than 80% of the outstanding shares of our capital stock, the unvested portion of any option automatically vests.

     THE 1996 EXECUTIVE STOCK OPTION PLAN. Vice Presidents and Senior Vice Presidents are eligible to participate in this plan (the "Executive Plan"). We may grant options to purchase up to an aggregate of 684,200 shares of common stock under the Executive Plan. As of November 1, 1998, we have granted options to purchase 380,923 shares under the Executive Plan, with exercise prices ranging from $12.04 to $25.50 per share.

     Options granted under the Executive Plan will be subject to the Four Year Vesting as to 84% of such options and performance vesting (over the same four years) as to the remaining 16%. The performance vesting criteria will be based upon achieving specified operating results. Partial vesting of options subject to performance vesting will occur if we achieve less than 95% of the specified operating results. Any portion of options granted under the Executive Plan which are subject to performance vesting and which do not vest during the four years will automatically vest 90 days prior to the end of the option's term. If the specified operating results are exceeded for any year by at least 10%, the executive will receive options for up to an additional 5% (20% on a cumulative basis) of his or her original option grant. All options granted under the Executive Plan expire on the seventh anniversary of the date of grant (or, under certain circumstances, 30 days later). In the event that an optionee's employment is terminated, depending on the reasons for such termination, the option may terminate, or remain exercisable for a short period. In the event of a sale of more than 80% of the outstanding shares of our capital stock, the unvested portion of any option automatically vests.

     The Directors Stock Plan. Our board of directors adopted this plan (the "Directors Plan") on June 12, 1998, but it will not become effective unless it is approved by our stockholders at our next annual meeting. All of our non-employee directors will be eligible to participate in the Directors Plan, but directors affiliated with the Investcorp Group or the Carmel Group will not initially participate. Assuming that our stockholders approve the Directors Plan, we will be able to make stock-based awards of up to an aggregate of 50,000 shares. These awards may be in the form of restricted stock grants or stock options. As of November 1, 1998, we have granted 1,498 restricted shares under the Directors Plan, but these grants are also subject to the approval of our stockholders at our next annual meeting.

GENERAL

     Each of the Associate Plan, the Executive Plan and the Directors Plan (collectively, the Plans) may be administered by a committee of the board of directors which would have broad authority in administering and interpreting the Plans, or, if a committee has not been appointed, by the entire board of directors. The Associate and Executive Plans provide that the committee must consist entirely of "Non-Employee Directors" (as defined in Rule 16b-3 under the Securities Exchange Act of 1934, as amended. A committee has not yet been appointed to administer any of the Plans.

     Options granted under the Plans may be options intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code of 1986, as amended, or options not intended to so qualify.

MANAGEMENT STOCK PURCHASE AGREEMENTS AND 1997 STOCK LOAN PLAN

     In 1997, we established stock purchase and stock loan programs. Under these plans, members of our management purchased an aggregate of 180,600 shares of our common stock at $12.04 per share, the price per share paid by the Investcorp Group for the shares it purchased in the 1996 Recapitalization, and received loans from us to pay for a portion of these purchases. If a participant used more borrowed money than cash to purchase his shares, he will have to reduce the principal balance of the loan using 50% of the after-tax portion of his annual bonus until it equals the amount of cash he used to purchase shares, if any. Each loan participant entered into an agreement pledging his shares and executed a secured promissory note. These notes mature in six years, and bear interest at the same rate as the revolving credit portion of the Senior Credit Facility. In addition, we loaned funds to employees who purchased shares under the stock purchase program to pay any income taxes associated with such purchases. For each share of our common stock purchased by a participant under the stock purchase program for cash, such participant received an option under the Executive Plan to purchase one share of our common stock.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

TRANSACTIONS WITH RELATED PARTIES

     From time to time we have entered into the following real property leases with related parties:

     - In October 1989, we entered into a nine year lease (the "Initial Lease") for our corporate headquarters in Phoenix, Arizona, with an unaffiliated landlord. During January 1994, Missouri Falls Holdings Corp., an affiliate of the Carmel Group, acquired an interest in the partnership ("Missouri Falls Partners") which acquired the building and assumed the lease between us and the former landlord. In connection with the 1996 Recapitalization we extended the Initial Lease through October 2006. The lease relates to approximately 78,577 square feet and provides for a current base rent of approximately $1,490,000 per year.

     - In April 1995, we assumed a lease (the "Subsequent Lease") between a former tenant and Missouri Falls Partners for approximately 11,683 square feet of additional office space at our corporate headquarters. In connection with the 1996 Recapitalization, we extended the Subsequent Lease through October 2006. At its originally scheduled termination as of April 1998, rent under the Subsequent Lease increased to the same per square foot rent as is charged under the Initial Lease.

     - We lease approximately 5,754 square feet of additional space at the above premises for an annual rental of $106,449 under two separate lease documents with expiration dates of February 2000 and March 2000.

     - We also lease from MFP Holdings, LLC, an affiliate of the Carmel Group, a parking lot adjacent to our corporate headquarters for an annual rental of $62,506 under a separate lease which expires in October 2006.

     From time to time, we have entered into sale-lease back or other financing arrangements with related parties.

     - Beginning in October 1995, we entered into a series of sale-leaseback transactions with Transatlantic Realty, Inc. ("Realty"), another affiliate of the Carmel Group, for various real property and fixtures. The total funding provided by Realty in these transactions through August 2, 1998 was approximately $33.1 million (of which $27.3 million was for real property and $5.8 million was for fixtures). This amount represented our cost of such assets. We have replaced approximately $27.3 million of the real property sale-leasebacks and $4.7 million of the fixture sale-leasebacks with similar arrangements with unrelated third parties. The terms of the leases with unrelated third parties were set in arm's-length negotiations and generally are not as favorable to us as the original sale-leasebacks entered into with Realty. As of November 1, 1998, there were approximately $1.1 million of fixture sale-leasebacks remaining in this facility. We intend to continue to replace such sale-leasebacks and have agreed to use our best efforts to do so (including, in certain cases, increasing the rent payable under such leases).

     - Beginning in October 1996, we have entered into a series of sales leaseback transactions with Transatlantic Leasing, Inc. ("Leasing"), another affiliate of Carmel, for certain real property. The terms of the leases under the facility with Leasing were set in arm's-length negotiations. As of November 1, 1998, the net funding provided by Leasing in these transactions was approximately $2.6 million. In October 30, 1997, we established a new sale-leaseback facility and we terminated the facility with Leasing. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and note 4 to our consolidated financial statements.

     - We incurred an obligation in connection with the purchase of product from two of our vendors. In fiscal 1996, this obligation was acquired by Transatlantic Finance, Ltd. ("Transatlantic"), a member of the Carmel Group. At that time, we owed approximately $16.5 million (less anticipated discounts of approximately $0.8 million) to the vendors. As of September 29, 1996, the obligation has been paid in full.

     - As of December 27, 1996, we paid Transatlantic approximately $15.5 million pursuant to a promissory note dated July 24, 1996. The promissory note was issued to evidence a loan to the Company, in the amount of $15.0 million, the proceeds of which were used for the payment of vendors.

     - In connection with the 1996 Recapitalization, we issued and sold $50 million of 12% subordinated notes to the following two related parties:

        - Southwest Finance Limited ("Southwest Finance"), a company in which an affiliate of Investcorp held a minority interest. Southwest Finance acquired $40.0 million of 12% subordinated notes and received a fee of $4.0 million.

        - Transatlantic acquired $10.0 million of the 12% subordinated notes.

    We used $50.5 million of the net proceeds of our IPO to redeem the 12% subordinated notes, including a redemption premium of $0.5 million.

     - In March 1998, we paid Transatlantic $1.0 million in fees for past financings.

     From time to time, we have paid fees to related parties for financing, management consulting, commitment and equity placement services.

     - In connection with the 1996 Recapitalization, we paid Invifin S.A., an affiliate of Investcorp ("Invifin"), a fee of $1.575 million for providing a standby commitment to fund the amount of the Senior Credit Facility. We also paid Investcorp International Inc. ("International") advisory fees of $1.275 million and $3.15 million for arranging the Senior Credit Facility.

     - In connection with the 1996 Recapitalization, we entered into a five-year agreement for management advisory and consulting services (the "Management Agreement") with International. The Company paid International $5.0 million in advance for the entire term of the Management Agreement. In accordance with its terms, the Management Agreement terminated after our IPO.

     We believe that the terms of the transactions with affiliated parties described above in this section were no less favorable to us than terms that may have been available from independent third parties at the time of the applicable transaction.

     - In connection with the Trak West Acquisition in December 1997, South Bay Limited, a member of the Investcorp Group ("South Bay"), and Transatlantic, purchased additional stock of the Company for approximately $11.2 million and $10.8 million, respectively. After giving effect to such purchases, the Investcorp Group, having sold a portion of its common equity interest to Mr. Jenkins at its cost pursuant to a prior agreement, owned a 50.1% common equity interest in the Company and the Carmel Group, having sold a portion of its common equity to a different member of management of the Company at its cost pursuant to a prior agreement, owned a 47.1% common equity interest in the Company. In connection with the sale of capital stock to the Investcorp Group, an affiliate of Investcorp was paid a $1.0 million placement fee. In connection with the negotiation of the Trak West Acquisition, TG Investments, Ltd., an affiliate of Carmel, was paid a $1.0 million consulting fee.

     In connection with his engagement as Chief Executive Officer, we lent Mr. Jenkins $550,000, which he used to finance the purchase of the new home required as a result of his relocation. This loan matures in 1999 and bears interest at a rate of 4.535%. This loan was authorized by the Board of Directors prior to the commencement of Mr. Jenkins' employment. We also lent Mr. Jenkins $441,500 to pay the state and federal income taxes he incurred in connection with the $1,000,000 cash bonus that he used to purchase shares of common stock from a member of the Investcorp Group. This loan has a three year term, is secured by a pledge of 83,078 shares of common stock and bears interest at the same rate applicable to borrowings under the revolving credit portion of the Senior Credit Facility. This loan will be repaid by Mr. Jenkins with a portion of his proceeds from this offering.

STOCKHOLDERS' AGREEMENT

     At the time of the 1996 Recapitalization, each of our stockholders at the time (the "Agreeing Stockholders"), the Company and CSK Auto, Inc. entered into a stockholders' agreement which restricts the transfer of shares of common stock held by those stockholders. The stockholders' agreement also entitles the Agreeing Stockholders to certain rights regarding the transfer of their shares and corporate governance. Any party who purchased Shares from the Agreeing Stockholders became party to the stockholders' agreement as well. In addition, in December 1997, upon the purchase of our stock, Transatlantic and South Bay, and their subsequent tranferees, became party to the stockholders' agreement.

  TRANSFER RESTRICTIONS

     When any Agreeing Stockholder desires to sell its shares, the stockholders agreement provides that we and each of the other Agreeing Stockholders have a "right of first refusal" on those shares. Any proposed sales or other transfers of shares by any Stockholder will be subject to the first right of the Company and each of the other Agreeing Stockholders to purchase such offered Shares on the same terms and conditions as the proposed third-party sale, except for

(1) transfers to affiliates and certain family members ("Permitted Transferees") or (2) pursuant to a registered public offering (such as this offering) or (3) pursuant to Rule 144 under the Securities Act. Any Agreeing Stockholder wishing to sell any of its shares, whether or not it has received a third-party offer, may offer to sell those shares to us and the other Agreeing Stockholders on terms and conditions established by the selling Agreeing Stockholder. In the event that we and/or the other Agreeing Stockholders do not purchase the shares, the selling Agreeing Stockholder may sell the shares to third parties on terms and conditions specified in the stockholders' agreement.

     The stockholders' agreement also provides the Original Investcorp Group and the Original Carmel Group (each as defined below) with "Drag-Along" rights. If members of the Original Investcorp Group or the Original Carmel Group were to desire to sell all of their Shares to an unaffiliated third-party who has offered to acquire all of our outstanding shares, then the selling Agreeing Stockholders would have the right to require each of the other Agreeing Stockholders to sell all of their Shares in the same transaction and upon the same terms and conditions; provided that the other Agreeing Stockholders would have the right to purchase, and/or have us purchase, from the selling Agreeing Stockholders all of the shares held by the selling Agreeing Stockholders upon the terms and conditions of the third-party offer. For purposes of this section, the "Original Investcorp Group" shall mean the members of the Investcorp Group (except South Bay and its transferees) and each of their Permitted Transferees; the "Original Carmel Group" shall mean Carmel and each of its Permitted Transferees; the "Investcorp Group" shall mean the members of the Investcorp Group and each of their respective transferees and subsequent transferees; and the "Carmel Group" shall mean Carmel and each of its transferees and subsequent transferees.

     The stockholders' agreement also provides Agreeing Stockholders with "Tag-Along Rights." If any Agreeing Stockholder (the "Proposed Transferor") proposed to transfer any Shares (other than to Permitted Transferees, or pursuant to a registered public offering or under Rule 144) to any person (the "Proposed Purchaser"), each of the other Agreeing Stockholders would have the right to require the Proposed Purchaser to purchase a pro rata portion of its shares, and the Proposed Transferor would have to make a corresponding reduction in the number of its Shares to be purchased. Each Agreeing Stockholder also has preemptive rights under certain circumstances to acquire a portion of any additional Shares we offer at any time, other than in connection with a public offering and certain non-cash issuances, in order to enable such Agreeing Stockholder to maintain its percentage equity ownership.

     The stockholders' agreement also contains "Buy-Sell" provisions. Members of the Investcorp Group or the Carmel Group have the right to offer all of their shares for sale to the other Agreeing Stockholders who are members of the other group at a price established by the offering Agreeing Stockholders. If the Company and/or the Offeree Agreeing Stockholders do not purchase the offered shares, the offering Agreeing Stockholders must then purchase all of the shares held by the members of the other group at the price first offered by the offering Agreeing Stockholders.

     Pursuant to the stockholders' agreement, the Agreeing Stockholders have demand registration rights ("Demand Rights") and piggy-back registration rights ("Piggy-back Rights").

The Demand Rights entitle the Agreeing Stockholders to require us to register all or any of the unregistered shares held by the exercising Agreeing Stockholders. The Investcorp Group as a whole may exercise Demand Rights up to four times. The Carmel Group as a whole may also exercise Demand Rights up to four times. The Piggy-back Rights entitle the Agreeing Stockholders, at any time that we propose to sell any equity securities in a transaction registered under the Securities Act, to include a portion of their unregistered stock in such offering. This offering is being made pursuant to an exercise of these Demand Rights.

     The stockholder's agreement provides that the stockholders party thereto will agree to restrictions on their ability to sell or otherwise transfer their shares for 90 days following certain registered public offerings by the Company.

  CORPORATE GOVERNANCE

     The stockholders' agreement provides that the Investcorp Group will have the right to nominate a majority of the members of our boards of directors of the Company, CSK Auto, Inc. and their respective subsidiaries so long as it holds a greater number of shares than the Carmel Group, and the Carmel Group will have the right to nominate a majority of the members of such boards of directors during any period in which the Carmel Group holds a greater number of shares. Pursuant to the stockholders' agreement, each of the Stockholders agrees to vote all of its shares in favor of each of the persons nominated to such boards by each group.

     In addition, at least one member of the boards of directors nominated by each group must approve certain fundamental corporate actions and significant transactions proposed to be taken by us or CSK Auto, Inc.

     These provisions terminate after either (1) the Investcorp Group and the Carmel Group hold in the aggregate Shares representing less than 50% of the outstanding shares of common stock or (2) either the Original Investcorp Group or the Original Carmel Group holds less than 50% of the number of shares held by such group immediately after the 1996 Recapitalization. After this offering, these provisions will terminate.

     The rest of the stockholders' agreement, other than the registration rights provisions, will terminate after either the Investcorp Group or the Carmel Group holds less than the lesser of (1) 5% of the then current voting power or (2) 10% of the voting power held by such group at the time of the 1996 Recapitalization.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information concerning beneficial ownership of our capital stock as of November 12, 1998, and as adjusted to reflect the sale of the common stock in this offering, by (1) each person we know to be a beneficial owner of more than 5% of the outstanding voting stock,
(2) each director of the Company who could be deemed to be the beneficial owner of shares of the Company's capital stock, (3) each current Named Executive Officer who could be deemed to be the beneficial owner of shares of the Company's capital stock, (4) all directors and executive officers of the Company as a group and (5) each stockholder selling shares in this offering:

                                                        SHARES                      SHARES BENEFICIALLY
                                                  BENEFICIALLY OWNED                       OWNED
                                                     PRIOR TO THE       NUMBER OF        AFTER THE
                                                      OFFERING(1)        SHARES       OFFERING(1)(2)
                                                  -------------------     BEING     -------------------
NAME AND ADDRESS OF BENEFICIAL OWNER               NUMBER     PERCENT    OFFERED     NUMBER     PERCENT
INVESTCORP S.A.(3)..............................  3,012,238    10.9%    1,031,109   1,755,834     6.8%
SIPCO Limited(4)................................  3,012,238    10.9     1,031,109   1,755,834     6.8
CSK Investments Limited.........................  1,217,126     4.4       450,311     766,815     2.8
Auto Parts Limited..............................  1,199,487     4.3       443,785     755,702     2.7
Auto Investments Limited........................  1,199,487     4.3       443,785     755,702     2.7
CSK Equity Limited..............................  1,199,487     4.3       443,785     755,702     2.7
Auto Equity Limited.............................  1,199,487     4.3       443,785     755,702     2.7
Investcorp CSK Holdings L.P.(3)(5)..............  1,212,799     4.3       331,819     880,980     3.2
Equity CSKA Limited.............................    650,202     2.3       240,561     409,641     1.5
Equity CSKB Limited.............................    650,202     2.3       240,561     409,641     1.5
Equity CSK New Limited..........................    599,037     2.2       221,631     377,406     1.4
Equity CSKC Limited.............................    138,950       *        51,408      87,542       *
CSK International Limited.......................    171,583       *        63,482     108,101       *
Chase Bank (C.I.) Nominees Limited..............    171,015       *        63,272     107,743       *
South Bay Limited...............................    194,193       *        71,847     122,346       *
Ballet Limited..................................      7,868       *         2,911       4,957       *
Denary Limited..................................      7,868       *         2,911       4,957       *
Gleam Limited...................................      7,868       *         2,911       4,957       *
Highlands Limited...............................      7,868       *         2,911       4,957       *
Noble Limited...................................      7,868       *         2,911       4,957       *
Outrigger Limited...............................      7,868       *         2,911       4,957       *
Quill Limited...................................      7,868       *         2,911       4,957       *
Radial Limited..................................      7,868       *         2,911       4,957       *
Shoreline Limited...............................      7,868       *         2,911       4,957       *
Zinnia Limited..................................      7,868       *         2,911       4,957       *
Investcorp Investment Equity Limited............      6,842       *         2,531       4,311       *
The Carmel Trust(6)(7)..........................  8,955,216    32.3     2,993,383   5,961,833    20.3
Transatlantic Finance, Ltd.(7)..................    864,551     3.1       319,866     544,686     2.0
John F. Antioco(8)..............................      3,000       *            --       3,000       *
James Bazlen(9).................................    428,762     1.5        62,000     366,762     1.3
Morton Godlas(9)................................        900       *            --         900       *
Maynard Jenkins(9)..............................    183,569       *        83,078     100,491       *
Christopher J. O'Brien(10)......................      5,000       *            --       5,000       *
Charles J. Philippin(10)........................      6,000       *            --       6,000       *
Robert Smith(6)(7)..............................         --      --            --          --      --
Christopher J. Stadler(10)......................      5,000       *            --       5,000       *

                                                        SHARES                      SHARES BENEFICIALLY
                                                  BENEFICIALLY OWNED                       OWNED
                                                     PRIOR TO THE       NUMBER OF        AFTER THE
                                                      OFFERING(1)        SHARES       OFFERING(1)(2)
                                                  -------------------     BEING     -------------------
NAME AND ADDRESS OF BENEFICIAL OWNER               NUMBER     PERCENT    OFFERED     NUMBER     PERCENT
Eddie Trump(7)(11)..............................         --      --            --          --      --
Jules Trump(7)(11)..............................         --      --            --          --      --
Savio W. Tung(10)...............................      5,000       *            --       5,000       *
Martin Fraser(9)................................     35,956       *            --      35,956       *
Robert Shortt(9)................................     41,148       *            --      41,148       *
Don Watson(9)...................................     22,318       *            --      22,318       *
All directors and executive officers as a group
  (20 persons)(9)...............................    781,052     2.8       145,078     635,974     2.3

------------------------------

  *  Less than 1%.

 (1) Prior to this offering the Investcorp Group, as defined in the Stockholders' Agreement, owned 9,572,637 shares, or 34.5%, of the outstanding shares of common stock and will own 6,030,964 shares, or 21.7% after this offering. Also prior to this offering the Carmel Group, as defined in the Stockholders' Agreement, owns 9,277,073 shares, or 32.3%, of the outstanding shares of common stock and will own 5,641,967 shares, or 20.3%, after this offering. As the parties to the Stockholders' Agreement have agreed to vote with respect to certain matters as set forth therein, all of them may be deemed to be a control group. As a result, each stockholder may be deemed to beneficially own all shares of common stock owned by all of the parties to the stockholders' agreement. See "Certain Transactions -- Stockholders' Agreement." Because we believe that our presentation more accurately reflects ownership of the Company's capital stock, this table does not reflect shares which may be deemed to be beneficially owned by any entity solely by virtue of the Stockholders' Agreement.

 (2) The calculations of shares owned after the offering assume the underwriters do not exercise their overallotment option to purchase 1,050,000 shares of common stock from certain of the selling stockholders.

 (3) Investcorp does not own any stock in the Company. The number of shares of common stock shown as owned by Investcorp includes all of the shares beneficially owned by Investcorp Investment Equity Limited, a Cayman Islands corporation and a wholly-owned subsidiary of Investcorp and by Investcorp CSK Holdings L.P., a Cayman Islands Limited Partnership in which Investcorp both owns a majority economic ownership interest and is the sole general partner, including 225,295 shares of outstanding common stock that Investcorp CSK Holdings L.P. has the right, pursuant to an option, to acquire from other stockholders of the Company. Investcorp owns no stock in Equity CSKA Limited, Equity CSKB Limited, Equity CSKC Limited, South Bay Limited, Ballet Limited, Denary Limited, Gleam Limited, Highlands Limited, Noble Limited, Outrigger Limited, Quill Limited, Radial Limited, Shoreline Limited, Zinnia Limited, or the beneficial owners of these entities. Each of Equity CSKA Limited, Equity CSKB Limited, Equity CSKC Limited, South Bay Limited, Ballet Limited, Denary Limited, Gleam Limited, Highlands Limited, Noble Limited, Outrigger Limited, Quill Limited, Radial Limited, Shoreline Limited and Zinnia Limited is a Cayman Islands corporation. Investcorp may be deemed to share beneficial ownership of the shares of voting stock held by these entities because the entities or their shareholders or principals have entered into revocable management services or similar agreements with an affiliate of Investcorp pursuant to which each of such entities or their shareholders or principals has granted such affiliate the authority to direct the voting and disposition of the common stock owned by such entity for so long as such agreement is in effect. Investcorp is a Luxembourg corporation with its registered address at 37 Rue Notre Dame, Luxembourg.

 (4) SIPCO Limited may be deemed to control Investcorp through its ownership of a majority of the stock of a company that indirectly owns a majority of Investcorp.

 (5) Includes 315,940 shares of outstanding common stock that Investcorp CSK Holdings, L.P. has the right, pursuant to an option, to acquire from other stockholders of the Company.

 (6) c/o Sonnenschein Nath & Rosenthal, Suite 8000, Sears Tower, 233 S. Wacker Drive, Chicago, Illinois 60606.

 (7) The trustee of The Carmel Trust ("Carmel")is Cantrade Trust Company Limited. The agreement pursuant to which Carmel was established in 1977 (the "Carmel Agreement") designates certain "protectors" who must authorize any action taken by the trustee and who have the authority to discharge the trustee and to appoint substitute trustees. These protectors are Saul Tobias Bernstein, Gerrit Van Riemsdijk and Robert Smith (who is also a director of the Company). These individuals are not otherwise associated with us or Carmel. The Carmel Agreement provides that Carmel shall continue until 21 years after the death of the last survivor of the descendants of certain persons living on the date it was established (the "Carmel Term"). Certain members of the families of Jules Trump (a director of the Company) and Eddie Trump (a director of the Company) may under limited circumstances appoint beneficiaries or themselves to become beneficiaries (by appointment or at the end of the Carmel Term without appointment). If there are no such beneficiaries at the end of the Carmel Term, the assets of Carmel will be paid out to certain charitable institutions. The number of shares shown as owned by Carmel includes all of the shares owned by Transatlantic Finance, Ltd., an affiliate of Carmel. Jules Trump, Eddie Trump and Robert Smith each disclaim beneficial ownership of all shares shown as owned by Carmel.

 (8) c/o Blockbuster Entertainment Group, 1201 East Elm Street, Dallas, Texas 75270.

 (9) c/o CSK Auto Corporation, 645 E. Missouri Avenue, Suite 400, Phoenix, Arizona 85012. Includes the following shares of our common stock which the following individuals have the right to acquire upon exercise of options:
     Maynard Jenkins (100,491); James Bazlen (106,905); Martin Fraser (16,200); Robert Shortt (12,361); Don Watson (11,594); and other executive officers (17,870).

(10) c/o Investcorp International Inc., 280 Park Avenue, New York, New York
     10017.

(11) c/o The Trump Group, 4000 Island Boulevard, Williams Island, Florida 33160.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     As of November 1, 1998, we had 50,000,000 authorized shares of common stock, $.01 par value per share, of which 27,742,022 shares are issued and outstanding. The material terms of our certificate of incorporation and bylaws are discussed below.

COMMON STOCK

     Our stockholders are entitled to one vote per share in the election of directors and on all other matters on which stockholders are entitled or permitted to vote. Our stockholders are not entitled to vote cumulatively for the election of directors. Except as set forth in the stockholders' agreement, our stockholders have no redemption, conversion, preemptive or other subscription rights. There are no sinking fund provisions relating the common stock. In the event of the liquidation, dissolution or winding up of the Company, our stockholders are entitled to share ratably in all of our assets of, if any, remaining after satisfaction of our debts and liabilities. The outstanding shares of common stock are validly issued, fully paid and nonassessable.

     Our stockholders are entitled to receive dividends when and as declared by our board of directors out of funds legally available therefor. We do not anticipate paying cash dividends on the common stock in the foreseeable future. See "Price Range of Common Stock and Dividend Policy."

CERTAIN PROVISIONS OF DELAWARE LAW

     The Company is incorporated under the Delaware General Corporation Law (the "DGCL"). Section 203 of the DGCL restricts certain transactions and "business combinations" between a company and an "interested stockholder" (in general, a stockholder owning 15% or more of a company's outstanding voting stock) or an affiliate or associate of an interested stockholder, for a period of three years from the date the stockholder becomes an interested stockholder. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, unless the transaction is approved by the board of directors and the holders of at least 66 2/3% of the outstanding voting stock of a company (excluding shares held by the interested stockholder), Section 203 prohibits significant business transactions such as a merger with, disposition of assets to, or receipt of disproportionate financial benefits by, the interested stockholder, or any other transaction that would increase the interested stockholder's proportionate ownership of any class or series of a company's stock. The statutory ban does not apply if, upon consummation of the transaction in which any person becomes an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock of a company (excluding shares held by persons who are both directors and officers or by certain employee stock plans).

     Our certificate of incorporation contains certain provisions permitted under the DGCL relating to the liability of directors. The certificate of incorporation provides that, to the fullest extent permitted by the DGCL, no director will be liable to us or any of our stockholders for monetary damages for breach of fiduciary duty as a director. Our certificate of incorporation and bylaws also contain provisions indemnifying the directors and officers to the fullest extent permitted by the DGCL.

     Section 203 and the provisions of our certificate of incorporation and bylaws described above may make it more difficult for a third party to acquire, or discourage acquisition bids for, the Company. Section 203 and these provisions could have the effect of inhibiting attempts to change the membership of the board of directors. In addition, the limited liability provisions in our certificate of incorporation and the indemnification provisions in both the certificate of incorporation and bylaws, may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty (including breaches resulting from grossly negligent conduct) and may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise have benefited the us and our stockholders. Furthermore, a stockholder's investment in the Company may be adversely affected to the extent we pay the costs of settlement and damage awards against our directors and officers pursuant to the indemnification provisions in our bylaws. The limited liability provisions in our certificate of Incorporation will not limit the liability of the Company's directors under Federal securities laws.

SHARES RESERVED FOR ISSUANCE

     As of November 1, 1998, we have 1,710,500 shares of common stock reserved for issuance upon the exercise of options granted or to be granted under the Plans. An additional 957,878 shares of common stock are reserved for issuance upon the exercise of options granted outside of the Plans, 207,486 of which are currently exercisable.

TRANSFER AGENT

     The transfer agent and registrar for our common stock is ChaseMellon Shareholder Services, L.L.C.

LISTING

     Our common stock is listed on the New York Stock Exchange under the symbol "CAO."

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

     CSK Auto, Inc., our primary subsidiary, has two significant items of indebtedness: its "Senior Credit Facility," and its "11% Senior Subordinated Notes." The material terms of these debt obligations are described below. As a summary, the following discussion necessarily omits many of the details of these arrangements. For a full and complete understanding of these obligations, we strongly urge investors to read the specific provisions of these agreements and instruments. Copies of these documents have been filed as exhibits to the Registration Statement of which this prospectus is a part.

SENIOR CREDIT FACILITY

     On December 8, 1997, CSK Auto, Inc. entered into the Amended and Restated Credit Agreement (the "Senior Credit Facility") with several lenders, with The Chase Manhattan Bank acting as the administrative agent. This $300.0 million facility provides for a term loan in the aggregate amount of $175.0 million, and a revolving credit facility in the amount of $125.0 million. We have guaranteed these obligations. The Senior Credit Facility will be similarly guaranteed by any future United States subsidiaries of CSK Auto, Inc.

     To secure the obligations under the Senior Credit Facility, CSK Auto, Inc. has granted a first priority security interest in substantially all of its personal property. Similarly, we have pledged the issued and outstanding capital stock of CSK Auto, Inc. CSK Auto, Inc. will also pledge the issued and outstanding capital stock of any future United States subsidiaries.

  TERM LOAN

     As of August 2, 1998, $146.6 million was outstanding under the term loan, which matures on October 31, 2003, with aggregate annual principal installments scheduled as follows:

                                                              AGGREGATE INSTALLMENTS
YEAR                                                                (MILLIONS)
1998........................................................          $ 0.6
1999........................................................          $ 0.8
2000........................................................          $ 0.8
2001........................................................          $38.6
2002........................................................          $52.9
2003........................................................          $52.9

  REVOLVING CREDIT FACILITY

     As of August 2, 1998, $41.0 million was outstanding under the revolving credit facility, which matures on October 31, 2001. CSK Auto, Inc. is entitled to draw amounts under the revolving credit facility to use for general corporate purposes, including:

     - the redemption, repayment or repurchase of up to $20.0 million aggregate principal amount of the 11% Senior Subordinated Notes;

     - acquisitions of companies engaged in similar businesses, in an aggregate amount of $50.0 million, subject to pro forma compliance with financial covenants; and

     - investments in the development of new or relocated stores in an aggregate amount not to exceed at any one time $50.0 million.

     The 11% Senior Subordinated Notes limit the amount CSK Auto, Inc. can draw on the revolving credit facility. See "-- 11% Senior Subordinated Notes Due 2006 -- Certain Covenants."

  INTEREST RATES AND FEES

     The loans under the Senior Credit Facility accrue interest at a variable rate. As of November 1, 1998, this rate was 6.75% for the term loan, and approximately 6.90% for loans under the revolving credit facility. The applicable interest rate is set at a specified margin above one of two agreed upon fluctuating benchmark rates which we may elect from time to time. The first benchmark rate is the highest of the federal funds rate plus 0.5%, the secondary rate for 3-month certificates of deposit plus 1%, or The Chase Manhattan Bank's prime rate. The second benchmark rate is an adjusted eurodollar rate. The interest rate margins are subject to quarterly adjustment based upon the ratio of CSK Auto, Inc.'s "consolidated funded indebtedness" at the end of a fiscal quarter to its "consolidated EBITDA" for the four preceding fiscal quarters (as such terms are defined in the Senior Credit Facility loan documents).

     CSK Auto, Inc. is required to pay to the lenders an annual commitment fee equal to .375% of the average daily amount of the available revolving credit commitment. The commitment fee is also subject to period adjustment in the same manner as are the interest rate margins. CSK Auto, Inc. is also required to pay to The Chase Manhattan Bank an annual agent's fee of $100,000.

  MANDATORY AND OPTIONAL PREPAYMENTS

     The Senior Credit Facility must be prepaid as follows:

          - 50% of the net proceeds of any sale of voting stock to anyone other than a current stockholder or their affiliates, must be applied toward the prepayment of the term loan.

          - 100% of the net proceeds of certain asset sales and exchanges, and the incurrence of any additional indebtedness (other than indebtedness permitted under the Senior Credit Facility) must be applied first to the prepayment of the term loan and then to permanently reduce the revolving credit commitments.

          - 50% of CSK Auto, Inc.'s excess cash flow (as defined in the Senior Credit Facility) must be applied toward the prepayment of the term loan.

     Subject to certain conditions, CSK Auto, Inc. may, from time to time, make optional prepayments of the Senior Credit Facility obligations without premium or penalty.

  CERTAIN COVENANTS; EVENTS OF DEFAULT

     The Senior Credit Facility imposes standard affirmative and negative covenants and financial tests, and specifies customary events of default. In addition, a "change of control" allows the lenders to accelerate the loans. A change of control occurs whenever anyone acquires the power to vote at least 30% of the common stock, on a fully diluted basis, and holds a greater percentage of shares of common stock than the Investcorp Group. A change of control also occurs if a majority of the board of directors ceases to be composed of Investcorp Group nominees. This offering will not result in a change of control under the Senior Credit Facility.

11% SENIOR SUBORDINATED NOTES DUE 2006

     On October 30, 1996, CSK Auto, Inc. issued and sold in a private placement $125.0 million aggregate principal amount of 11% Senior Subordinated Notes due 2006 under an indenture between CSK Auto, Inc. and The Bank of New York (as successor to Wells Fargo Bank, N.A.), as trustee. On June 18, 1997, all of these notes were exchanged for a like principal amount of CSK Auto, Inc.'s 11% Series A Senior Subordinated Notes due 2006 (the "11% Senior Subordinated Notes") a transaction registered under the Securities Act. In March 1997, we used the proceeds of our IPO to prepay approximately $43.8 million of these notes.

     The 11% Senior Subordinated Notes bear interest at 11% per year, payable semiannually in arrears on each May 1 and November 1, and mature on November 1, 2006. These notes are general, unsecured senior subordinated obligations of CSK Auto, Inc., will be guaranteed by any of its future United States subsidiaries.

  MANDATORY AND OPTIONAL REDEMPTION

     On and after November 1, 2001, the 11% Senior Subordinated Notes will be redeemable, at our option, in whole or in part, at the redemption prices set forth below (expressed in percentages of principal amount), plus accrued and unpaid interest, if any, to the applicable redemption date:

          REDEEMED DURING THE 12-MONTHS BEGINNING:            REDEMPTION PRICE
November 1, 2001............................................      105.500%
November 1, 2002............................................      103.667%
November 1, 2003............................................      101.833%
November 1, 2004 and thereafter.............................      100.000%

  CERTAIN COVENANTS; EVENTS OF DEFAULT

     The indenture contains certain standard covenants by and restrictions on CSK Auto, Inc., as well as standard events of default. In addition, the indenture restricts CSK Auto, Inc. from making additional borrowings under its revolving credit facility that, when added to the aggregate amount of outstanding borrowings under the Senior Credit Facility (including term loans), exceed $200.0 million. This restriction does not apply if the new borrowings are of a type specifically permitted by the indenture, or, if after giving pro forma effect to such new borrowings the ratio of CSK Auto, Inc.'s consolidated EBITDA to fixed charges (as such terms are defined in the indenture) exceeds 2.25 to 1. As of August 2, 1998 this ratio was 2.79 to 1.

  REPURCHASE AT THE OPTION OF HOLDERS

     The indenture provides that upon a "change of control," each holder of 11% Senior Subordinated Notes will have the right to require CSK Auto, Inc. to repurchase all or any part of such holder's notes at a purchase price in cash equal to 101% of the principal amount plus accrued and unpaid interest, if any, to the date of purchase. A "change of control" is deemed to occur if any person other than the Investcorp Group or its affiliates, or members of senior management of the Company or CSK Auto, Inc. acquires or obtains the right to acquire, directly or indirectly, 35% or more of the total voting power of the Company or CSK Auto, Inc. However, this is not a "change of control" if the Investcorp Group, or its affiliates, or members of senior management of the Company and CSK Auto, Inc. collectively hold at least the same percentage of total voting power as the acquiring person and are still able to designate for election a majority of the board members of the Company and CSK Auto, Inc. A "change of control" also will occur if any person (other than the Investcorp Group or its affiliates, or members of senior management of the Company and CSK Auto, Inc.) nominates, in one or more elections, directors of the Company or CSK Auto, Inc., who are then elected and become a majority of the board of directors of the Company or CSK Auto, Inc., as the case may be. Because of restrictive covenants contained in the Senior Credit Facility, we may not be able to fund this change of control obligation without refinancing our indebtedness.

                        SHARES ELIGIBLE FOR FUTURE SALE

     The market price of our stock may fall as a result of sales of a large number of shares of common stock in the market after this offering or the perception that such sales could occur.

     There are 27,742,022 shares of common stock outstanding. All of the shares sold in this offering and the 8,625,000 shares sold in our IPO will be fully transferable without restriction or further registration under the Securities Act, except that shares purchased by an "affiliate" of the Company (in general, any person who has a control relationship to the Company) may be resold only if registered under the Securities Act or if transferred pursuant to an exemption from registration, including resales pursuant to Rule 144 under the Securities Act ("Rule 144") and Regulation S under the Securities Act ("Regulation S"). The remaining 12,117,022 outstanding shares of common stock are deemed to be "restricted securities" as that term is defined in Rule 144, and are eligible for sale in the public market in compliance with Rule 144. As each of the members of the Investcorp Group, the Carmel Group and their respective transferees are party to the stockholders' agreement, all such stockholders may be deemed to be affiliates of the Company and resales of common stock by such stockholders may be subject to the volume limitations of Rule 144. See "Certain Transactions -- Stockholders' Agreement." Subject to certain exceptions, the Company and stockholders of the Company owning an aggregate of 11,932,788 shares have agreed that they will not offer, sell or otherwise dispose of any of the shares of our common stock or any securities convertible into or exercisable for our common stock, for a period of 90 days after the date of this prospectus without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation. At the expiration of the 90-day period described above, the holders of 11,932,788 shares of our common stock will have contractual rights to sell such shares in a registered public offering. See "Certain Transactions -- Stockholders' Agreement."

     In addition, up to 2,111,841 shares of common stock may be issued upon exercise of certain employee stock options. We filed a registration statement on Form S-8 under the Securities Act to register the 2,668,379 shares of common stock reserved for issuance under these stock options. As a result, any shares issued upon exercise of stock options are available for resale in the public market, subject to special rules for affiliates, and to applicable lock-up arrangements. See "Underwriting" and "Management -- Stock Incentive Plan."

                             AVAILABLE INFORMATION

     We have filed with the Securities and Exchange Commission (the "Commission") a registration statement relating to the common stock offered hereby (herein, together with all amendments and exhibits, referred to as the "registration statement") under the Securities Act. This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the registration statement. Statements made in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the registration statement, reference is made to such exhibit for a more complete description thereof, and each such statement shall be deemed qualified in its entirety by such reference. The registration statement and the exhibits and schedules thereto may be inspected without charge and copied at prescribed rates at the Public Reference Section of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at 7 World Trade Center, Suite 1300, New York, New York 10048, and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The Commission maintains a website that contains reports, proxy and information statements and other information filed electronically with the Commission at http://www.sec.gov.

     We own the federally registered service mark "Schuck's" for use in connection with the automotive parts retailing business and owns rights to use the tradenames "Checker" and "Kragen." This prospectus also includes product names and other tradenames and service marks of the Company and of other companies.

                                  UNDERWRITING

     Subject to the terms and conditions of an Underwriting Agreement, dated
             , 1998, the underwriters named below, who are represented by Donaldson, Lufkin & Jenrette Securities Corporation, Merrill Lynch, Pierce, Fenner & Smith Incorporated, ING Baring Furman Selz LLC, Lehman Brothers Inc., Morgan Stanley & Co. Incorporated and Salomon Smith Barney Inc., have severally agreed to purchase from the selling stockholders the respective number of shares set forth opposite their names below.

                                                                 NUMBER OF
                       UNDERWRITERS:                               SHARES
  Donaldson, Lufkin & Jenrette Securities Corporation.......
  Merrill Lynch, Pierce, Fenner & Smith Incorporated........
  ING Baring Furman Selz LLC................................
  Lehman Brothers Inc.......................................
  Morgan Stanley & Co. Incorporated.........................
  Salomon Smith Barney Inc..................................

                                                                -----------
          Total.............................................      7,000,000
                                                                ===========

     The underwriting agreement provides that the obligations of the several underwriters to purchase and accept delivery of the shares included in this offering are subject to approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to purchase and accept delivery of all the shares (other than those shares covered by the over-allotment option described below) if they purchase any of the shares.

     The underwriters initially propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to certain dealers at the public offering
price less a concession not in excess of $     per share. The underwriters may
allow, and such dealers may re-allow, a concession not in excess of $     per
share on sales to certain other dealers. After the initial offering of the shares to the public, the representatives may change the public offering price and such concessions at any time without notice.

     The selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase, from time to time, in whole or in part, up to 1,050,000 additional shares at the public offering price less the underwriting fees. The underwriters may exercise such option solely to cover overallotments, if any, made in connection with this offering. To the extent that the underwriters exercise such option, each underwriter will become obligated, subject to certain conditions, to purchase a number of additional shares approximately proportionate to such underwriter's initial purchase commitment.

     The following table shows the underwriting fees to be paid to the underwriters by the selling stockholders in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.

                                                              NO EXERCISE   FULL EXERCISE
Per share...................................................     $              $
Total.......................................................     $              $

     The Company and the selling stockholders have agreed to indemnify the underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments that the underwriters may be required to make in respect of any of those liabilities.

     The Company, the executive officers and directors and certain stockholders of the Company (including the selling stockholders) have agreed that, for a period of 90 days from the date of this prospectus, they will not, without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation:
(1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or (2) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any common stock (regardless of whether any of the transactions described in clause (1) or (2) is to be settled by the delivery of common stock, or such other securities, in cash or otherwise). In addition, during such period, the Company has also agreed not to file any registration statement with respect to, and each of its executive officers, directors and certain stockholders of the Company (including the selling stockholders) has agreed not to make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation.

     The common stock is listed on the New York Stock Exchange under the symbol "CAO."

     Other than in the United States, no action has been taken by the Company, the selling stockholders or the underwriters that would permit a public offering of the shares of common stock included in this offering in any jurisdiction where action for that purpose is required. The shares included in this offering may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of such jurisdiction. Persons who receive this prospectus are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy any shares of common stock included in this offering in any jurisdiction where that would not be permitted or legal.

     In connection with this offering, certain underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may overallot this offering, creating a syndicate short position. In addition, the underwriters may bid for and purchase shares of common stock in the open market to cover such syndicate short position or to stabilize the price of the common stock. These activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

     Donaldson, Lufkin & Jenrette Capital Funding, Inc., an affiliate of Donaldson, Lufkin & Jenrette Securities Corporation, is a lender under the Senior Credit Facility. Merrill Lynch Senior Floating Rate Fund, Inc., Merrill Lynch Prime Rate Portfolio and Merrill Lynch Debt Strategies Portfolio, each an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated, are lenders under the Senior Credit Facility. Lehman Commercial Paper Inc., an affiliate of Lehman Brothers Inc., is a lender and the documentation agent under the Senior Credit Facility. Lehman Syndicated Loans Inc., an affiliate of Lehman Brothers Inc., is a lender under the revolving credit portion of the Senior Credit Facility. An affiliate of Chase Securities Inc. is an agent and a lender under the Senior Credit Facility.

                                 LEGAL MATTERS

     The validity of the shares of common stock being offered will be passed upon for the Company by Gibson, Dunn & Crutcher LLP, New York, New York. Certain legal matters will be passed on for the Underwriters by Davis Polk & Wardwell.

                                    EXPERTS

     The consolidated balance sheets of the Company as of February 2, 1997 and February 1, 1998 and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for each of the three years in the period ended February 1, 1998 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

                             CHANGE IN ACCOUNTANTS

     The consolidated statements of operations, stockholders' equity (deficit) and cash flows of the Company for the year ended January 28, 1996 were audited by Price Waterhouse LLP. The financial statements for the years ended February 2, 1997 and February 1, 1998 were audited by Coopers & Lybrand L.L.P., which was first engaged effective December 5, 1996. In connection with the completion of the 1996 Recapitalization, and with the approval of the Board of Directors, Price Waterhouse LLP was dismissed by management as the Company's independent accountants on December 5, 1996. Price Waterhouse LLP and Coopers & Lybrand L.L.P. subsequently merged to form PricewaterhouseCoopers LLP on July 1, 1998.

     The report of Price Waterhouse LLP with respect to the financial statements of the Company for the fiscal year ended January 28, 1996 did not contain any adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles. In connection with its audit for the fiscal year ended January 28, 1996 and through December 5, 1996 there were no disagreements between the Company and Price Waterhouse LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Price Waterhouse LLP, would have caused it to make reference to the subject matter thereof in connection with its report on the financial statements for such year.

                     CSK AUTO CORPORATION AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
  Report of Independent Accountants.........................  F-2
  Report of Independent Accountants.........................  F-3
  Consolidated Statements of Operations.....................  F-4
  Consolidated Balance Sheets...............................  F-5
  Consolidated Statements of Stockholders' Equity
     (Deficit)..............................................  F-6
  Consolidated Statements of Cash Flows.....................  F-7
  Notes to Consolidated Financial Statements................  F-8

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of CSK Auto Corporation

     We have audited the accompanying consolidated balance sheets of CSK Auto Corporation and subsidiaries (the "Company") as of February 2, 1997 and February 1, 1998 and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CSK Auto Corporation and subsidiaries as of February 2, 1997 and February 1, 1998 and the consolidated results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.

COOPERS & LYBRAND L.L.P.

Phoenix, Arizona
April 10, 1998

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of CSK Auto Corporation

     In our opinion, the accompanying consolidated statements of operations, of stockholders' equity (deficit) and of cash flows for the year ended January 28, 1996 present fairly, in all material respects, the results of operations of CSK Auto Corporation and its subsidiaries for the year ended January 28, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP

Phoenix, Arizona
December 23, 1997

                     CSK AUTO CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                  FISCAL YEAR ENDED               TWENTY-SIX WEEKS ENDED
                                       ---------------------------------------   -------------------------
                                       JANUARY 28,   FEBRUARY 2,   FEBRUARY 1,    AUGUST 3,     AUGUST 2,
                                          1996          1997          1998          1997          1998
                                                                                        (UNAUDITED)
Net sales............................  $  718,352    $   793,092   $   845,815   $   419,557   $   493,124
Cost of sales........................     433,817        463,374       468,171       242,246       267,746
                                       ----------    -----------   -----------   -----------   -----------
Gross profit.........................     284,535        329,718       377,644       177,311       225,378
Other costs and expenses:
  Operating and administrative.......     284,697        312,908       327,838       158,195       188,445
  Transition and integration
     expenses........................          --             --         3,407            --         3,075
  Stock-based compensation...........          --             --           909            --            --
  Write-off of unamortized management
     fee.............................          --             --            --            --         3,643
  1996 Recapitalization
     charge -- equity participation
     agreements......................          --         20,174            --            --            --
                                       ----------    -----------   -----------   -----------   -----------
Operating profit (loss)..............        (162)        (3,364)       45,490        19,116        30,215
Other 1996 Recapitalization
  expenses...........................          --         12,463         1,009            --            --
Interest expense, net................      14,379         20,691        40,680        19,714        16,608
                                       ----------    -----------   -----------   -----------   -----------
Income (loss) before income taxes and
  extraordinary loss.................     (14,541)       (36,518)        3,801          (598)       13,607
Income tax expense (benefit).........      (5,447)       (11,859)        1,557          (216)        5,017
                                       ----------    -----------   -----------   -----------   -----------
Income (loss) before extraordinary
  loss...............................      (9,094)       (24,659)        2,244          (382)        8,590
Extraordinary loss, net of $2,091
  (fiscal 1997) and $4,236 (fiscal
  1998) of income taxes..............          --             --        (3,015)           --        (6,767)
                                       ----------    -----------   -----------   -----------   -----------
Net income (loss)....................  $   (9,094)   $   (24,659)  $      (771)  $      (382)  $     1,823
                                       ==========    ===========   ===========   ===========   ===========
Basic earnings (loss) per share:
Income (loss) before extraordinary
  loss...............................  $    (1.04)   $     (2.28)  $      0.13   $     (0.02)  $      0.33
Extraordinary loss, net of income
  taxes..............................          --             --         (0.17)           --         (0.26)
                                       ----------    -----------   -----------   -----------   -----------
Net income (loss)....................  $    (1.04)   $     (2.28)  $     (0.04)  $     (0.02)  $      0.07
                                       ==========    ===========   ===========   ===========   ===========
Shares used in computing per share
  amounts............................   8,723,550     10,818,913    17,400,214    17,105,000    25,653,223
                                       ==========    ===========   ===========   ===========   ===========
Diluted earnings (loss) per share:
Income (loss) before extraordinary
  loss...............................  $    (1.04)   $     (2.28)  $      0.12   $     (0.02)  $      0.32
Extraordinary loss, net of income
  taxes..............................          --             --         (0.16)           --         (0.25)
                                       ----------    -----------   -----------   -----------   -----------
Net income (loss)....................  $    (1.04)   $     (2.28)  $     (0.04)  $     (0.02)  $      0.07
                                       ==========    ===========   ===========   ===========   ===========
Shares used in computing per share
  amounts............................   8,723,550     10,818,913    18,011,666    17,105,000    26,578,154
                                       ==========    ===========   ===========   ===========   ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                     CSK AUTO CORPORATION AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                              FEBRUARY 2,   FEBRUARY 1,    AUGUST 2,
                                                                 1997          1998          1998
                                                                                          (UNAUDITED)
                           ASSETS
Cash and cash equivalents...................................   $   5,223     $   4,852     $   7,578
Receivables, net of allowances of $1,768, $2,403 and $2,433,
  respectively..............................................      28,511        37,566        41,420
Inventories.................................................     268,214       367,366       368,534
Assets held for sale........................................       5,971         2,418         6,316
Prepaid expenses and other current assets...................      10,139        14,143        16,906
                                                               ---------     ---------     ---------
          Total current assets..............................     318,058       426,345       440,754
                                                               ---------     ---------     ---------
Property and equipment, net.................................      71,363        85,940        90,410
Leasehold interests, net....................................  12,683....        10,934        10,266
Deferred income taxes.......................................      18,615        22,021        21,240
Other assets, net...........................................      23,267        18,011         7,674
                                                               ---------     ---------     ---------
          Total assets......................................   $ 443,986     $ 563,251     $ 570,344
                                                               =========     =========     =========
                      LIABILITIES AND
               STOCKHOLDERS' EQUITY (DEFICIT)
Accounts payable............................................   $ 120,998     $ 109,962     $ 105,086
Outstanding checks..........................................       7,004         4,308        11,910
Accrued payroll and related expenses........................      15,851        20,869        21,576
Accrued expenses and other current liabilities..............      44,444        40,818        36,992
Due to affiliates...........................................          --         1,000            --
Current maturities of amounts due under Senior Credit
  Facility..................................................       1,000         1,000         1,000
Current maturities of capital lease obligations.............       7,007         8,671         9,164
Deferred income taxes.......................................         597         4,066         4,066
                                                               ---------     ---------     ---------
          Total current liabilities.........................     196,901       190,694       189,794
                                                               ---------     ---------     ---------
Amounts due under Senior Credit Facility....................     137,000       239,050       186,580
Obligations under 11% Senior Subordinated Notes.............     125,000       125,000        81,250
Obligations under 12% Subordinated Notes....................      50,000        50,000            --
Obligations under capital leases............................      15,673        16,241        14,115
Due to affiliates...........................................       1,000            --            --
Other.......................................................      20,675        17,321        12,880
                                                               ---------     ---------     ---------
          Total non-current liabilities.....................     349,348       447,612       294,825
                                                               ---------     ---------     ---------
Commitments and contingencies
Stockholders' equity (deficit):
  Common stock, $0.01 par value, 41,666,752 shares
     authorized (fiscal 1996 and 1997), 50,000,000 shares
     authorized (fiscal 1998); 17,105,000, 19,113,388 and
     27,738,388 shares issued and outstanding at February 2,
     1997, February 1, 1998 and August 2, 1998,
     respectively...........................................         171           191           277
  Additional paid-in capital................................     106,677       130,513       289,137
  Stockholder receivable....................................      (5,966)       (1,168)       (1,018)
  Deferred compensation.....................................          --          (675)         (578)
  Accumulated deficit.......................................    (203,145)     (203,916)     (202,093)
                                                               ---------     ---------     ---------
          Total stockholders' equity (deficit)..............    (102,263)      (75,055)       85,725
                                                               ---------     ---------     ---------
          Total liabilities and stockholders' equity
            (deficit).......................................   $ 443,986     $ 563,251     $ 570,344
                                                               =========     =========     =========

  The accompanying notes are an integral part of these consolidated financial statements.

                     CSK AUTO CORPORATION AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                COMMON STOCK       ADDITIONAL                                                TOTAL
                             -------------------    PAID-IN     ACCUMULATED   STOCKHOLDER     DEFERRED      EQUITY
                               SHARES     AMOUNT    CAPITAL       DEFICIT     RECEIVABLE    COMPENSATION   (DEFICIT)
Balance at January 29,
  1995.....................         100    $ --     $ 81,680     $ (12,589)     $    --        $  --       $  69,091
Net loss...................          --      --           --        (9,094)          --           --          (9,094)
                             ----------    ----     --------     ---------      -------        -----       ---------
Balance at January 28,
  1996.....................         100      --       81,680       (21,683)          --           --          59,997
Conversion of common stock
  into Class A, Class C,
  Class D, and Class F
  stock....................   8,723,550      87          (87)           --           --           --              --
Redemption of Class F
  stock....................        (100)     --      (81,675)     (156,803)          --           --        (238,478)
Issuance of Class E
  stock....................   8,381,450      84      100,793            --           --           --         100,877
Stockholder receivable.....          --      --        5,966            --       (5,966)          --              --
Net loss...................          --      --           --       (24,659)          --           --         (24,659)
                             ----------    ----     --------     ---------      -------        -----       ---------
Balance at February 2,
  1997.....................  17,105,000     171      106,677      (203,145)      (5,966)          --        (102,263)
Recovery of stockholder
  receivable...............          --      --           --            --        5,966           --           5,966
Sale of Class B stock......     180,600       2        2,172            --       (1,168)          --           1,006
Sale of stock -- Trak West
  Acquisition..............   1,827,788      18       20,989            --           --           --          21,007
Deferred compensation......          --      --          675            --           --         (675)             --
Net loss...................          --      --           --          (771)          --           --            (771)
                             ----------    ----     --------     ---------      -------        -----       ---------
Balance at February 1,
  1998.....................  19,113,388     191      130,513      (203,916)      (1,168)        (675)        (75,055)
Amortization of deferred
  compensation
  (unaudited)..............          --      --           --            --           --           97              97
Recovery of stockholder
  receivable (unaudited)...          --      --           --            --          150           --             150
Issuance of common stock in
  initial public offering,
  net of transaction costs
  (unaudited)..............   8,625,000      86      158,624            --           --           --         158,710
Net income (unaudited).....          --      --           --         1,823           --           --           1,823
                             ----------    ----     --------     ---------      -------        -----       ---------
Balance at August 2, 1998
  (unaudited)..............  27,738,388    $277     $289,137     $(202,093)     $(1,018)       $(578)      $  85,725
                             ==========    ====     ========     =========      =======        =====       =========

  The accompanying notes are an integral part of these consolidated financial statements.

                     CSK AUTO CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                                        TWENTY-SIX WEEKS
                                                                       FISCAL YEAR ENDED                      ENDED
                                                            ---------------------------------------   ---------------------
                                                            JANUARY 28,   FEBRUARY 2,   FEBRUARY 1,   AUGUST 3,   AUGUST 2,
                                                               1996          1997          1998         1997        1998
                                                                                                           (UNAUDITED)
Cash flows provided by (used in) operating activities:
  Net income (loss).......................................   $  (9,094)    $ (24,659)    $    (771)   $   (382)   $  1,823
  Adjustments to reconcile net income (loss) to net cash
    provided by (used in) operating activities:
    Depreciation and amortization of property and
      equipment...........................................      14,343        17,290        18,078       8,585      10,552
    Amortization of leasehold interests...................       1,647         1,749         1,176         675         475
    Amortization of other deferred charges................         271           186         1,113         328         360
    Amortization of deferred financing costs..............         737         1,504         2,043       1,070         539
    Extraordinary loss on early retirement of debt, net...          --            --         3,015          --       6,767
    Write-off of unamortized deferred charge..............          --            --            --          --       3,643
    Deferred income taxes.................................      (5,448)      (11,859)        1,557        (216)      5,017
    Change in operating assets and liabilities, net of
      effects of Trak West Acquisition:
      Accounts receivable.................................      (7,057)       (3,063)       (9,055)     (6,608)     (3,854)
      Inventories.........................................     (23,081)      (19,250)      (63,830)    (12,695)     (1,168)
      Prepaid expenses and other current assets...........         542        (5,316)       (4,057)       (508)     (2,881)
      Accounts payable....................................      14,170       (24,250)      (11,036)     (5,971)     (4,876)
      Outstanding checks..................................       8,461        (1,457)       (2,696)      8,527       7,602
      Accrued payroll, accrued expenses and other current
        liabilities.......................................        (943)       29,120        (1,760)      2,201      (2,990)
      Due to affiliates...................................       5,530        (4,530)           --          --      (1,000)
      Other...............................................       1,276         6,169         3,520      (1,338)     (4,303)
                                                             ---------     ---------     ---------    --------    --------
    Net cash provided by (used in) operating activities...       1,354       (38,366)      (62,703)     (6,332)     15,706
                                                             ---------     ---------     ---------    --------    --------
Cash flows used in investing activities:
  Capital expenditures....................................     (11,640)       (6,317)      (20,132)     (6,781)    (18,640)
  Expenditures for assets held for sale...................     (24,203)      (19,023)      (12,335)     (6,505)    (12,156)
  Proceeds from sale of property and equipment and assets
    held for sale.........................................      28,257        14,667        10,966       2,980      14,910
  Acquisition of the Trak West stores.....................          --            --       (34,504)         --          --
    Other investing activities............................        (302)          (13)         (722)        (22)       (139)
                                                             ---------     ---------     ---------    --------    --------
    Net cash used in investing activities.................      (7,888)      (10,686)      (56,727)    (10,328)    (16,025)
                                                             ---------     ---------     ---------    --------    --------
Cash flows provided by financing activities:
  Borrowings under Senior Credit Facility.................     809,663       805,242       325,550      32,000      65,000
  Payments of debt........................................    (795,807)     (763,304)     (223,500)     (9,500)    (63,645)
  Issuance of common stock in initial public offering, net
    of transaction costs..................................          --            --            --          --     158,711
  Premiums paid upon early retirement of debt.............          --            --            --          --      (4,875)
  Retirement of 11% Senior Subordinated Notes.............          --            --            --          --     (43,750)
  Retirement of 12% Subordinated Notes....................          --            --            --          --     (50,000)
  Payment of Senior Credit Facility with public offering
    proceeds..............................................          --            --            --          --     (53,825)
  Issuance of 11% Senior Subordinated Notes...............          --       125,000            --          --          --
  Issuance of 12% Subordinated Notes......................          --        50,000            --          --          --
  Payments on capital lease obligations...................      (4,976)       (5,888)       (7,478)     (3,600)     (4,472)
  Redemption of Class F stock.............................          --      (238,468)           --          --          --
  Issuance of Class E stock...............................          --       100,882            --          --          --
  Issuance of Class B stock...............................          --            --        21,714          --          --
  Recovery of stockholder receivable......................          --            --         5,966          --         150
  Note issuance costs.....................................          --       (18,632)           --          --          --
  Other financing activities..............................        (852)       (4,921)       (3,193)       (865)       (249)
                                                             ---------     ---------     ---------    --------    --------
    Net cash provided by financing activities.............       8,028        49,911       119,059      18,035       3,045
                                                             ---------     ---------     ---------    --------    --------
    Net increase (decrease) in cash and cash
      equivalents.........................................       1,494           859          (371)      1,375       2,726
Cash and cash equivalents, beginning of period............       2,870         4,364         5,223       5,223       4,852
                                                             ---------     ---------     ---------    --------    --------
Cash and cash equivalents, end of period..................   $   4,364     $   5,223     $   4,852    $  6,598    $  7,578
                                                             =========     =========     =========    ========    ========

  The accompanying notes are an integral part of these consolidated financial statements.

                     CSK AUTO CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            (INFORMATION AS OF AUGUST 2, 1998 AND FOR THE TWENTY-SIX
          WEEKS ENDED AUGUST 3, 1997 AND AUGUST 2, 1998 IS UNAUDITED.)

     CSK Auto Corporation is a holding company. At August 2, 1998, CSK Auto Corporation had no business activity other than its investment in CSK Auto, Inc., a wholly-owned subsidiary ("Auto"). On a consolidated basis, CSK Auto Corporation and subsidiaries are referred to herein as "the Company".

     CSK Auto, Inc. is a specialty retailer of automotive aftermarket parts and accessories. At August 2, 1998, the Company operated 747 stores in 12 Western states as a fully integrated company under three brand names: Checker Auto Parts, founded in 1968 and operating in the Southwestern and Rocky Mountain states; Schuck's Auto Supply, founded in 1917 and operating in the Pacific Northwest; and Kragen Auto Parts, founded in 1947 and operating primarily in California.

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of CSK Auto Corporation, Auto and Auto's wholly-owned subsidiaries, Schuck's Distribution Co. and Kragen Auto Supply Co., for all years presented. In addition, the accounts of TRK Socal, Inc. (the former Trak West stores) are included in the accompanying financial statements from December 9, 1997, the date of acquisition (see Note 3). During the fiscal year ended January 28, 1996, the consolidated financial statements include the accounts of certain former subsidiaries of CSK Auto Corporation. Such subsidiaries were inactive and were sold or liquidated during the fiscal year ended January 28, 1996. All intercompany accounts and transactions are eliminated in consolidation. On April 8, 1998, Schuck's Distribution Co., Kragen Auto Supply Co. and TRK Socal, Inc. were merged into Auto.

  INTERIM FINANCIAL STATEMENTS

     The financial statements as of August 2, 1998 and for the twenty-six weeks ended August 3, 1997 and August 2, 1998 are unaudited, and in the opinion of management, include all adjustments (consisting only of normal recurring adjustments) necessary for the fair presentation of results for these interim periods. The results for the twenty-six weeks ended August 2, 1998, are not necessarily indicative of the results to be expected for the entire fiscal year.

  FISCAL YEAR

     The Company's fiscal year end is on the Sunday nearest to January 31 of the following calendar year. The fiscal year ended February 2, 1997 ("fiscal 1996") consisted of 53 weeks, while the fiscal years ended February 1, 1998 ("fiscal 1997") and January 28, 1996 ("fiscal 1995") each consisted of 52 weeks.

                     CSK AUTO CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
            (INFORMATION AS OF AUGUST 2, 1998 AND FOR THE TWENTY-SIX
          WEEKS ENDED AUGUST 3, 1997 AND AUGUST 2, 1998 IS UNAUDITED.)

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED
  CASH EQUIVALENTS

     Cash equivalents consist primarily of certificates of deposit with maturities of three months or less when purchased.

  ACCOUNTS RECEIVABLE

     Accounts receivable is primarily comprised of amounts due from vendors for rebates or allowances and from commercial sales customers.

  CONCENTRATION OF CREDIT RISK

     Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents and trade receivables. As of February 1, 1998, the Company had cash and cash equivalents on deposit with a major financial institution that were in excess of FDIC insured limits. Historically, the Company has not experienced any loss of its cash and cash equivalents due to such concentration of credit risk.

     The Company does not hold collateral to secure payment of its trade accounts receivable. However, management performs ongoing credit evaluations of its customers' financial condition and provides an allowance for estimated potential losses. Exposure to credit loss is limited to the carrying amount.

  INVENTORIES AND COST OF SALES

     Inventories are valued at the lower of cost or market, cost being determined utilizing the last-in, first-out method. Cost of sales includes product cost, net of earned vendor rebates, discounts and allowances. The Company recognizes vendor rebates, discounts and allowances based on the terms of the underlying agreements. Such amounts may be recognized immediately, amortized over the life of the applicable agreements, or recognized as inventory is sold. Certain operating and administrative costs are capitalized in inventories. The amounts of capitalized operating and administrative costs included in inventories as of February 2, 1997 and February 1, 1998 were approximately $9.7 million and $11.8 million, respectively. The replacement cost of inventories approximated $225.6 million, $316.2 million, and $314.4 million at February 2, 1997, February 1, 1998, and August 2, 1998, respectively.

  PROPERTY AND EQUIPMENT

     Property, equipment and purchased software are recorded at cost. Depreciation and amortization are computed for financial reporting purposes utilizing primarily the straight-line method over the estimated useful lives of the related assets, which range from 5 to 25 years, or

                     CSK AUTO CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
            (INFORMATION AS OF AUGUST 2, 1998 AND FOR THE TWENTY-SIX
          WEEKS ENDED AUGUST 3, 1997 AND AUGUST 2, 1998 IS UNAUDITED.)

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED for leasehold improvements and property under capital lease, the base lease term or estimated useful life, if shorter. Maintenance and repairs are charged to earnings when incurred.

  STORE PREOPENING COSTS

     Store preopening costs, consisting primarily of incremental labor, supplies and occupancy costs directly related to the opening of specific stores, are capitalized as prepaid expenses and other current assets and expensed during the month in which the store is opened.

  INTERNAL SOFTWARE DEVELOPMENT COSTS

     Internal software development costs, consisting primarily of incremental internal labor costs and benefits, are expensed as incurred. Total amounts charged to operations for fiscal years 1995, 1996 and 1997 were approximately $6.2 million, $1.5 million and $1.3 million, respectively.

  LEASEHOLD INTERESTS

     Leasehold interests represent the discounted net present value of the excess of the fair rental value over the respective contractual rent of facilities under operating leases acquired in business combinations. Amortization expense is computed on a straight-line basis over the respective lease terms. Accumulated amortization totaled $16.3 million and $16.2 million at February 2, 1997 and February 1, 1998, respectively.

  STORE CLOSING COSTS

     The Company provides an allowance for estimated costs and losses to be incurred in connection with store closures and losses on the disposal of store-related assets, which is net of anticipated sublease income. See Note 12.

  ADVERTISING

     The Company expenses all advertising costs as such costs are incurred. Amounts due under vendor cooperative advertising agreements are recorded as receivables until their collection. Advertising expense for fiscal years 1995, 1996 and 1997 totaled approximately $19.8 million, $21.8 million and $23.7 million, respectively.

  ASSETS HELD FOR SALE

     Assets held for sale consist of newly acquired land, buildings and store fixtures owned by the Company which the Company intends in the next twelve months to sell to and lease back from third parties under operating lease arrangements.

                     CSK AUTO CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
            (INFORMATION AS OF AUGUST 2, 1998 AND FOR THE TWENTY-SIX
          WEEKS ENDED AUGUST 3, 1997 AND AUGUST 2, 1998 IS UNAUDITED.)

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED
  LONG-LIVED ASSETS

     The Company evaluates the carrying value of long-lived assets on a quarterly basis to determine whether events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable and an impairment loss should be recognized.

  INCOME TAXES

     Deferred income taxes are recognized for the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts ("temporary differences") at each year end based on enacted tax laws and statutory rates applicable to the period in which the temporary differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Income tax expense includes both taxes payable for the period and the change during the period in deferred tax assets and liabilities.

  STOCK-BASED COMPENSATION

     Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation", encourages but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations thereof. Accordingly, compensation cost for stock options is measured as the excess, if any, of the market price of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock. See Note 9.

  EARNINGS PER SHARE

     In February 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 128, "Earnings per Share". SFAS No. 128 establishes standards for computing and presenting earnings per share ("EPS") and supercedes Accounting Principles Board Opinion No. 15, "Earnings per Share" ("APB 15"). SFAS No. 128 replaces the presentation of primary EPS with a presentation of basic EPS which excludes dilution and is computed by dividing income available to common shareholders by the weighted-average of common shares outstanding during the period. This statement also requires dual presentation of basic EPS and diluted EPS on the face of the income statement for all periods presented. Diluted EPS is calculated similarly to fully diluted EPS pursuant to APB 15, with some modifications. SFAS No. 128 is effective for financial statements issued for periods ending after December 15, 1997, including interim periods. The Company adopted SFAS No. 128 in fiscal 1997 and has restated all prior period EPS data presented within these financial statements.

                     CSK AUTO CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
            (INFORMATION AS OF AUGUST 2, 1998 AND FOR THE TWENTY-SIX
          WEEKS ENDED AUGUST 3, 1997 AND AUGUST 2, 1998 IS UNAUDITED.)

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED
     Calculation of shares used in computing per share amounts under the provisions of SFAS No. 128 and Securities and Exchange Commission Staff Accounting Bulletin No. 98 is summarized as follows:

                                                   FISCAL YEAR ENDED              TWENTY-SIX WEEKS ENDED
                                        ---------------------------------------   -----------------------
                                        JANUARY 28,   FEBRUARY 2,   FEBRUARY 1,   AUGUST 3,    AUGUST 2,
                                           1996          1997          1998          1997         1998
                                                                                        (UNAUDITED)
Common stock outstanding:
  Beginning of period.................   8,723,550     8,723,550    17,105,000    17,105,000   19,113,388
                                         =========    ==========    ==========    ==========   ==========
  End of period.......................   8,723,550    17,105,000    19,113,388    17,105,000   27,738,388
                                         =========    ==========    ==========    ==========   ==========
  Issued or acquired during period....          --     8,381,450     2,008,388            --    8,625,000
                                         =========    ==========    ==========    ==========   ==========
Weighted average number of shares
  (basic).............................   8,723,550    10,818,913    17,400,214    17,105,000   25,653,223
Effects of dilutive securities........          --            --       611,452            --      924,931
                                         ---------    ----------    ----------    ----------   ----------
Weighted average number of shares
  (diluted)...........................   8,723,550    10,818,913    18,011,666    17,105,000   26,578,154
                                         =========    ==========    ==========    ==========   ==========

     Shares issuable under employee stock options are excluded from the shares used in computing per share amounts for fiscal 1995 and 1996 and the twenty-six weeks ended August 3, 1997 because their effect is anti-dilutive. A nominal issuance of 8,723,550 shares of common stock occurred during fiscal 1995.

  USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

  RECLASSIFICATIONS

     Certain prior year financial statement amounts have been reclassified to conform to the current year presentation.

  NEW ACCOUNTING STANDARDS

     During fiscal 1997, the Company adopted SFAS No. 129, "Disclosure of Information about Capital Structure," which had no effect on the Company's financial position or results of

                     CSK AUTO CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
            (INFORMATION AS OF AUGUST 2, 1998 AND FOR THE TWENTY-SIX
          WEEKS ENDED AUGUST 3, 1997 AND AUGUST 2, 1998 IS UNAUDITED.)

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED operations. During fiscal 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income," which had no effect on the Company's financial position or results of operations.

     In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." In February 1998, the FASB issued SFAS No. 132, "Employers Disclosures about Pensions and Other Postretirement Benefits." The Company will adopt these statements during fiscal 1998. As these statements only require additional disclosures in the Company's financial statements, their adoption will not have any effect on the Company's financial position or results of operations.

     In March 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 98-1, "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use". The SOP defines the characteristics of internal-use computer, software criteria for capitalization, and financial statement disclosure requirements. The SOP is effective for fiscal years beginning after December 15, 1998, with earlier application encouraged. The Company will adopt SOP 98-1 in fiscal 1999 and does not expect that such adoption will have a material effect on the Company's financial position or results of operations.

     In April 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued SOP 98-5, "Reporting on the Cost of Start-up Activities." The SOP broadly defines start-up activities as those one-time activities related to opening a new facility, introducing a new product or service, conducting business in a new territory, or commencing some new operation. The SOP requires that the costs of start-up activities be expensed as incurred and is effective for financial statements for fiscal years beginning after December 15, 1998, with earlier application encouraged. The Company's current accounting policy with respect to the cost of start-up activities is to defer such costs for the approximately three month period of time that it takes to develop a new store facility and to expense such costs during the month that the new store opens. The Company will adopt SOP 98-5 in fiscal 1999, which will require the Company to change its current accounting policy to expense start-up costs as incurred. The Company does not believe that the impact of adoption will have a material effect on the Company's financial position or results of operations.

NOTE 2 -- 1996 RECAPITALIZATION

     In October 1996, certain affiliates of INVESTCORP S.A. ("Investcorp") and certain other investors (collectively with Investcorp, the "Investcorp Group") acquired a 51% common equity interest in the Company for $105.0 million in cash from the Carmel Trust ("Carmel"), which previously had held 100% of the common equity interests in the Company. A corporation in which an affiliate of Investcorp held a minority interest also purchased $40.0 million in aggregate principal amount of the Company's 12% Subordinated Notes for $40.0 million in cash, and the

                     CSK AUTO CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
            (INFORMATION AS OF AUGUST 2, 1998 AND FOR THE TWENTY-SIX
          WEEKS ENDED AUGUST 3, 1997 AND AUGUST 2, 1998 IS UNAUDITED.)

NOTE 2 -- 1996 RECAPITALIZATION, CONTINUED
Company in turn purchased $40.0 million of preferred stock of Auto. Transatlantic Finance, Ltd., an affiliate of Carmel ("Transatlantic," and with Carmel, the "Carmel Group") purchased $10.0 million in aggregate principal amount of the Company's 12% Subordinated Notes, and the Company in turn purchased $10.0 million of preferred stock of Auto. Auto then borrowed $100.0 million under the Senior Credit Facility, which together with the net proceeds from the sale of $125.0 million of Auto's 11% Senior Subordinated Notes due 2006 and the net proceeds from the sale by Auto to the Company of $50.0 million of preferred stock, following a dividend to the Company by Auto, was used to redeem the stock of the Company held by Carmel for $238.5 million. Carmel then purchased from the Company for $100.9 million a 49% common equity interest in the Company. Auto then repaid amounts outstanding under a then existing credit agreement, which was terminated, and paid $9.9 million to members of management pursuant to previously existing equity participation agreements and incurred additional expenses of $22.7 million related to the foregoing. The foregoing transactions are referred to individually and collectively as the "1996 Recapitalization." Following the 1996 Recapitalization, the Investcorp Group owned a 51% common equity interest in the Company, a corporation in which an affiliate of Investcorp held a minority interest owned $40.0 million in aggregate principal amount of the Company's 12% Subordinated Notes, Carmel owned a 49% common equity interest in the Company, Transatlantic owned $10.0 million in aggregate principal amount of the Company's 12% Subordinated Notes and the Company owned 100% of the common equity and $50.0 million of preferred stock of Auto.

     Prior to the 1996 Recapitalization, the Company had entered into incentive compensation agreements with certain of its executives pursuant to which they would be compensated in a sale of the Company's equity securities as if they owned specified percentages of the Company's outstanding common stock. Pursuant to these agreements, two former and five current executive officers received certain payments in connection with the 1996 Recapitalization based upon the consideration they would have been entitled to if they had owned an aggregate of 6.4% of the Company's common stock and had sold all of such common stock in connection with the 1996 Recapitalization at the price per share paid for such shares in the 1996 Recapitalization. Upon closing of the 1996 Recapitalization, the Company became obligated to pay approximately $19.9 million under these equity participation agreements. The Company expensed this full amount plus a provision for estimated payroll taxes thereon during the fourth quarter of fiscal 1996 when the 1996 Recapitalization was consummated and paid $9.9 million (approximately 50% of the total obligation) with proceeds from the 1996 Recapitalization. The Company paid the remaining balance in November 1997 and Carmel reimbursed the Company for approximately 60% (the estimated after-tax cost to the Company) of the amount of such final payment. Prior to payment, such estimated reimbursement was recorded as a "Stockholder Receivable" and as "Additional Paid-in Capital".

                     CSK AUTO CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
            (INFORMATION AS OF AUGUST 2, 1998 AND FOR THE TWENTY-SIX
          WEEKS ENDED AUGUST 3, 1997 AND AUGUST 2, 1998 IS UNAUDITED.)

NOTE 2 -- 1996 RECAPITALIZATION, CONTINUED
     In addition, the Company incurred legal, accounting, consulting, bridge loan commitment and other 1996 Recapitalization fees and expenses of approximately $12.5 million.

     The sources and uses of cash in the 1996 Recapitalization which transpired on October 30, 1996 were as follows (in thousands):

SOURCES OF CASH
Issuance of 11% Senior Subordinated Notes...................  $125,000
Senior Credit Facility -- Term Loan.........................   100,000
Issuance of 12% Subordinated Notes..........................    50,000
Capital Contribution from Carmel............................   100,882
                                                              --------
                                                              $375,882
                                                              ========
USES OF CASH
Redemption of stock held by Carmel..........................  $238,468
Payments under Equity Participation Agreements..............    10,121
Retirement of then existing credit agreement................    93,072
Payments for debt issuance costs............................    18,632
Payments for advisory and financing fees....................    14,542
Increase in working capital.................................     1,047
                                                              --------
                                                              $375,882
                                                              ========

NOTE 3 -- TRAK WEST ACQUISITION

     On December 8, 1997, the Company acquired a newly formed subsidiary ("Trak West") of Trak Auto Corporation ("Trak Auto"). Upon its formation, Trak Auto contributed to Trak West the fixtures and equipment, merchandise inventories and store leases of 82 specific store sites in Southern California, together with the merchandise inventory of the Ontario, California distribution center operated by Trak Auto. After this contribution, Trak West had no liabilities and owned no other assets than those previously described.

     The Company acquired Trak West for a total cost of approximately $34.5 million and financed its acquisition with a $22.0 million equity investment by affiliates of the Company's existing stockholders and borrowings under the Senior Credit Facility. In connection therewith, an affiliate of Investcorp was paid a $1.0 million placement fee. In connection with the negotiation of the Trak West acquisition, TG Investments, Ltd., an affiliate of Carmel, was paid a $1.0 million consulting fee.

     The Trak West acquisition was accounted for under the purchase method of accounting. Accordingly, the results of operations of these stores are included in the consolidated operating

                     CSK AUTO CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
            (INFORMATION AS OF AUGUST 2, 1998 AND FOR THE TWENTY-SIX
          WEEKS ENDED AUGUST 3, 1997 AND AUGUST 2, 1998 IS UNAUDITED.)

NOTE 3 -- TRAK WEST ACQUISITION, CONTINUED results of the Company from December 9, 1997, the first day of operations subsequent to the acquisition, and were not material to the Company's consolidated results of operations for fiscal 1997.

     The purchase price was allocated based upon the fair market values of assets acquired at December 8, 1997 as follows (in thousands):

     Inventories............................................  $35,322
     Closed store reserves..................................     (625)
     Benefits costs.........................................     (193)
                                                              -------
          Total.............................................  $34,504
                                                              =======

     No goodwill was recorded in connection with this acquisition.

     The Company incurred $3.4 million and $3.1 million of one time transition and integration expenses during fiscal year 1997 and the twenty-six weeks ended August 2, 1998, respectively, associated with the Trak West acquisition. Such expenses included the costs of employee training, remerchandising and grand opening advertising for the former Trak West stores.

NOTE 4 -- TRANSACTIONS AND RELATIONSHIPS WITH RELATED PARTIES

     During the years ended January 28, 1996 and February 2, 1997, the Company received approximately $14.1 million and $18.5 million, respectively, of proceeds from the sale of realty and fixtures to an affiliate at amounts that equaled the Company's cost, which approximated fair market value. The related assets were subsequently leased back by the Company under operating lease arrangements. No such transactions occurred during fiscal 1997.

     In October 1989, the Company entered into a nine-year lease (the "Initial Lease") for its corporate headquarters in Phoenix, Arizona, with an unaffiliated landlord. The lease relates to approximately 78,577 square feet and provides for a current base rent of approximately $1.49 million per year. During January 1994, Missouri Falls Holdings Corp., an affiliate of the Company, acquired an interest in the partnership ("Missouri Falls Partners") which acquired the building and assumed the lease between the Company and the former landlord. In April 1995, the Company assumed a lease (the "Subsequent Lease") between a former tenant and Missouri Falls Partners for approximately 11,683 square feet of additional office space at a current lease rent of $148,958 per year. In connection with the 1996 Recapitalization, both the Initial Lease and the Subsequent Lease were extended through October 2006. Additionally, the Company rents approximately 5,754 square feet of additional space at these premises for an annual rental of $106,449 under two separate lease documents with expiration dates of February and March, 2000, respectively. The Company also leases certain other facilities from related parties. The Company also leases from MFP Holdings, LLC, an affiliate of Carmel, a parking lot

                     CSK AUTO CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
            (INFORMATION AS OF AUGUST 2, 1998 AND FOR THE TWENTY-SIX
          WEEKS ENDED AUGUST 3, 1997 AND AUGUST 2, 1998 IS UNAUDITED.)

NOTE 4 -- TRANSACTIONS AND RELATIONSHIPS WITH RELATED PARTIES, CONTINUED adjacent to its corporate headquarters for an annual rental of $62,506 under a separate lease document with an expiration date of October 2006.

     The sum of approximately $15.5 million was paid to Transatlantic as of December 27, 1996 pursuant to the Company's promissory note dated July 24, 1996. The promissory note was issued to evidence a loan to the Company in the amount of $15.0 million, the proceeds of which were used for the payment of amounts due vendors.

     The Company paid Transatlantic, in April of 1998, the sum of $1.0 million on account of fees for past financings.

     Pursuant to an agreement (the "Real Estate Agreement") entered into at the closing of the 1996 Recapitalization, Transatlantic Finance, Ltd., an affiliate of Carmel, or one or more of its affiliates (each a "Funding Company" and, collectively, the "Funding Companies") may acquire and develop land and buildings on sites selected by the Company and lease such sites to the Company under operating leases. At the closing of each land purchase, a Funding Company, as landlord, and the Company, as tenant, will enter into a triple net lease with respect to such land and the buildings and improvements erected or to be erected thereon. The obligation of the Funding Companies to acquire and develop additional properties will cease when the cost of all such acquisitions (including construction costs) exceeds $50.0 million, provided that as leased properties are disposed of to third parties by the Funding Companies, funds available to purchase additional properties will be replenished. The term of the commitment for the investment in such land purchases and leases commenced on October 30, 1996. On October 30, 1997, the Company notified Transatlantic of its intent to terminate its participation in the facility as of February 1, 1998, and replace it with the leasing facility more fully described in Note 7. As of February 1, 1998, the Funding Company had 35 properties (which were undertaken prior to the termination) in various stages of completion which reduced availability under this facility by approximately $25.5 million.

     In connection with the 1996 Recapitalization, $40.0 million of the Company's 12% Senior Subordinated Notes were acquired by a designee of the Investcorp Group, Southwest Finance Limited ("Southwest Finance"), a company in which an affiliate of Investcorp holds a minority interest. In connection with the purchase of the 12% Subordinated Notes, Southwest Finance Limited received a fee of $4.0 million. In addition, Transatlantic acquired $10.0 million of the 12% Subordinated Notes. Also, in connection with the 1996 Recapitalization, Invifin S.A., an affiliate of Investcorp ("Invifin"), received a fee of $1.575 million for providing a standby commitment to fund the amount of the Senior Credit Facility and the Company paid Investcorp International Inc. ("International") advisory fees of $1.275 million. The Company also paid $3.15 million to International for arranging the Senior Credit Facility.

                     CSK AUTO CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
            (INFORMATION AS OF AUGUST 2, 1998 AND FOR THE TWENTY-SIX
          WEEKS ENDED AUGUST 3, 1997 AND AUGUST 2, 1998 IS UNAUDITED.)

NOTE 4 -- TRANSACTIONS AND RELATIONSHIPS WITH RELATED PARTIES, CONTINUED
     In addition, in connection with the 1996 Recapitalization, the Company entered into a five-year agreement for management advisory and consulting services (the "Management Agreement") with International pursuant to which the Company paid International at the closing of the 1996 Recapitalization $5.0 million for the entire term of the Management Agreement in accordance with its terms. The Management Agreement was terminated in connection with the completion of an initial public offering of the common stock of the Company, as more fully described in Note 8. In connection with the termination of the agreement, the Company recognized a charge to earnings of approximately $3.6 million during the first quarter of fiscal 1998.

NOTE 5 -- PROPERTY AND EQUIPMENT

     Property and equipment is comprised of the following (in thousands):

                                                 FEBRUARY 2,   FEBRUARY 1,
                                                    1997          1998          ESTIMATED USEFUL LIFE
Land...........................................   $  1,114      $    921
Buildings......................................      1,301         1,155     25 years
Leasehold improvements.........................     43,694        47,136     15 years or life of lease
Furniture, fixtures and equipment..............     53,889        70,150     10 years
Property under capital leases..................     46,488        45,013     5-15 years or life of lease
Purchased software.............................      5,009         5,720     5 years
                                                  --------      --------
                                                   151,495       170,095
Less accumulated depreciation and
  amortization.................................    (80,132)      (84,155)
                                                  --------      --------
Property and equipment, net....................   $ 71,363      $ 85,940
                                                  ========      ========

     Accumulated amortization of property under capital leases totaled $25.8 million and $22.3 million at February 2, 1997 and February 1, 1998, respectively.

                     CSK AUTO CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
            (INFORMATION AS OF AUGUST 2, 1998 AND FOR THE TWENTY-SIX
          WEEKS ENDED AUGUST 3, 1997 AND AUGUST 2, 1998 IS UNAUDITED.)

NOTE 6 -- LONG TERM DEBT

  SENIOR CREDIT FACILITY

     Borrowings under the Senior Credit Facility are as follows (in thousands):

                                                              FEBRUARY 2,   FEBRUARY 1,
                                                                 1997          1998
Term Loan, variable interest rates, average rate 8.6% and
  8.7% for fiscal 1996 and 1997, respectively, semi-annual
  installments payable June 30 and December 31 through 2003,
  final installment is due October 31, 2003.................   $100,000      $175,000
Revolving Credit Commitment, variable interest rates,
  average rate 8.1% and 8.2% for fiscal 1996 and 1997,
  respectively, $125.0 million maximum capacity at February
  1, 1998, $59.95 million undrawn availability at February
  1, 1998...................................................     38,000        65,050
                                                               --------      --------
          Total.............................................    138,000       240,050
Less: Current maturities....................................      1,000         1,000
                                                               --------      --------
                                                               $137,000      $239,050
                                                               ========      ========

     On December 8, 1997, in connection with the consummation of the Trak West acquisition, Auto amended and restated its Senior Credit Facility to provide maximum borrowings of $300.0 million, subject to the limitations on the incurrence of indebtedness under the indenture for Auto's 11% Senior Subordinated Notes. As amended and restated, the Senior Credit Facility provides for a $175.0 million term loan and a revolving credit facility with maximum borrowings of $125.0 million. In addition to increasing the term loan and revolving credit facility availability by $75.5 million and $25.0 million, respectively, the amendment and restatement primarily provided for: (i) an initial reduction in the interest rate for the term loan and the revolving credit facility and the introduction of a pricing grid which periodically permits adjustment based upon Auto's degree of leverage; (ii) the elimination of the previous borrowing base restrictions on revolving credit borrowings; (iii) capital expenditure "baskets" for the Trak West acquisition and for up to $50.0 million of other acquisitions subject to pro forma compliance with financial covenants; and (iv) a $50.0 million revolving capital expenditure "basket" of funds that can be used by Auto to finance store purchase and development activities. The term loan portion of the Senior Credit Facility matures on October 31, 2003 and the revolving credit portion matures on October 31, 2001.

     The Company recognized an extraordinary charge of $5.1 million ($3.0 million net of income taxes) in the fourth quarter of fiscal 1997 to reflect the write-off of certain deferred financing costs associated with the early extinguishment of the original Senior Credit Facility.

     Borrowings under the Senior Credit Facility are collateralized by a first priority security interest in substantially all of the personal property of Auto, subject to certain permitted liens. The Company also issued a guarantee of such borrowings under the Senior Credit Facility, which guarantee is collateralized by a pledge by the Company of all issued and outstanding capital stock of Auto. Each of the United States subsidiaries of Auto, Schuck's Distribution Co., Kragen

                     CSK AUTO CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
            (INFORMATION AS OF AUGUST 2, 1998 AND FOR THE TWENTY-SIX
          WEEKS ENDED AUGUST 3, 1997 AND AUGUST 2, 1998 IS UNAUDITED.)

NOTE 6 -- LONG TERM DEBT, CONTINUED
Auto Supply Co. and TRK Socal, Inc., also issued a guarantee under the Senior Credit Facility which is collateralized by a first priority security interest in substantially all personal property of such subsidiary, and Auto pledged the issued and outstanding capital stock of each of these subsidiaries. On April 8, 1998, Schuck's Distribution Co., Kragen Auto Supply Co. and TRK Socal, Inc. were merged into Auto.

     The Senior Credit Facility prohibits, with certain limited exceptions, the optional or mandatory prepayment or other defeasance of Auto's 11% Senior Subordinated Notes. The Senior Credit Facility further requires that, under certain circumstances, Auto make prepayments of the term loan outstanding thereunder with (i) 50% of any Excess Cash Flow (as defined therein) and (ii) 50% of the Net Proceeds (as defined therein) from certain offerings of the Company's voting stock. In addition, a "change of control" allows the lenders to accelerate the loans. A change of control occurs whenever anyone acquires the power to vote at least 30% of the common stock, on a fully diluted basis (as defined), and holds a greater percentage of shares of common stock than the Investcorp Group. A change of control also occurs if a majority of the Board of Directors ceases to be composed of Investcorp Group nominees.

     Commitment fees on available funds under the Revolving Credit Commitment are payable quarterly in arrears on the average daily unused amount of the total commitment at the rate of 1/2 of 1% per annum. Commitment fees totaling $104,000 and $194,000 were incurred in fiscal 1996 and 1997, respectively. The commitment fee rate decreased to 3/8 of 1% per annum in December 1997.

     The terms of the Senior Credit Facility include restrictions on investments, capital expenditures, dividends and certain other payments and require the Company to meet certain financial covenants. The Company believes it was in compliance with all such covenants at February 1, 1998.

  11% SENIOR SUBORDINATED NOTES DUE 2006

     On October 30, 1996, Auto issued and sold in a private placement $125.0 million aggregate principal amount of 11% Senior Subordinated Notes due 2006 (the "Old 11% Notes") pursuant to an indenture, between Auto and The Bank of New York (as successor to Wells Fargo Bank, N.A.), as Trustee. On March 13, 1997, Auto offered to exchange up to all outstanding Old 11% Notes for a like principal amount of its 11% Series A Senior Subordinated Notes due 2006 (the "11% Senior Subordinated Notes") issued pursuant to the Indenture in a transaction registered under the Securities Act of 1933, as amended. Auto consummated the exchange offer on June 18, 1997, with all of the Old 11% Notes being exchanged for the 11% Senior Subordinated Notes.

                     CSK AUTO CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
            (INFORMATION AS OF AUGUST 2, 1998 AND FOR THE TWENTY-SIX
          WEEKS ENDED AUGUST 3, 1997 AND AUGUST 2, 1998 IS UNAUDITED.)

NOTE 6 -- LONG TERM DEBT, CONTINUED
     The indenture restricts Auto from making additional borrowings under its Revolving Credit Commitment that, when added to the aggregate amount of outstanding borrowings under the Senior Credit Facility (including term loans), exceed $200.0 million. This restriction does not apply if the new borrowings are of a type specifically permitted by the indenture, or, if after giving pro forma effect to such new borrowings the ratio of Auto's consolidated EBITDA to fixed charges (as such terms are defined in the indenture) exceeds 2.25 to 1.

     The indenture also provides that upon a "change of control," each holder of 11% Senior Subordinated Notes will have the right to require CSK Auto, Inc. to repurchase all or any part of such holder's notes at a purchase price in cash equal to 101% of the principal amount plus accrued and unpaid interest, if any, to the date of purchase.

     The 11% Senior Subordinated Notes bear interest at 11% per year, payable semiannually in arrears on each May 1 and November 1, and mature on November 1, 2006. The 11% Senior Subordinated Notes are general, unsecured senior subordinated obligations. The 11% Senior Subordinated Notes were guaranteed fully, unconditionally and jointly and severally by all of Auto's subsidiaries and will be similarly guaranteed by any future United States subsidiaries of Auto, on a senior subordinated basis. On April 8, 1998, Auto's subsidiaries were merged into Auto.

     On and after November 1, 2001, the 11% Senior Subordinated Notes will be redeemable, at the option of Auto, in whole or in part, upon not less than 30 nor more than 60 days' notice, at the redemption prices set forth below (expressed in percentages of principal amount), plus accrued and unpaid interest thereon, if any, to the applicable redemption date, if redeemed during the 12-month period beginning on November 1 of the years indicated below:

                                                               REDEMPTION
PERIOD                                                           PRICE
2001........................................................    105.500%
2002........................................................    103.667%
2003........................................................    101.833%
2004 and thereafter.........................................    100.000%

     In April 1998, 35% of the aggregate principal amount of the 11% Senior Subordinated Notes was redeemed at a redemption price of 110% of the principal amount thereof, plus accrued and unpaid interest thereon, to the redemption date, with the net proceeds of an initial public offering of Common Stock. See
Note 9.

  12% SUBORDINATED NOTES DUE 2008

     On October 30, 1996, the Company issued and sold in a private placement $10.0 million aggregate principal amount of 12% Subordinated Series A Notes due 2008 (the "Series A

                     CSK AUTO CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
            (INFORMATION AS OF AUGUST 2, 1998 AND FOR THE TWENTY-SIX
          WEEKS ENDED AUGUST 3, 1997 AND AUGUST 2, 1998 IS UNAUDITED.)

NOTE 6 -- LONG TERM DEBT, CONTINUED
Notes") pursuant to an Indenture between the Company and Transatlantic Finance, Ltd., as Trustee, and $40.0 million aggregate principal amount of 12% Subordinated Series B Notes due 2008 (the "Series B Notes", and together with the Series A Notes, the "12% Subordinated Notes") pursuant to an Indenture between the Company and AIBC, N.V., as Trustee. The terms of the Series A Notes and the Series B Notes are identical.

     The 12% Subordinated Notes bear interest at 12% per year, payable semiannually in arrears on each April 30 and October 31, and mature on October 31, 2008. The 12% Subordinated Notes are general, unsecured senior subordinated obligations of the Company. The 12% Subordinated Notes are subordinated to all senior indebtedness of the Company, including the Company's guarantee of the Senior Credit Facility. The Series A Notes and Series B Notes rank pari passu with one another.

     The 12% Subordinated Notes are redeemable at any time and from time to time, at the option of the Company, in whole or in part, upon not less than 30 nor more than 60 days' notice, at a redemption price of 101% of the principal amount redeemed, plus accrued and unpaid interest thereon, if any, to the redemption date.

     Included in other assets are the following charges associated with the 1996 Recapitalization which have been deferred and are being amortized over the life of the related debt instrument (in thousands):

                                                              FEBRUARY 2,   FEBRUARY 1,
                                                                 1997          1998
11% Senior Subordinated Notes...............................    $ 7,369       $ 7,711
12% Subordinated Notes......................................      4,000         4,000
Senior Credit Facility......................................      6,263         1,418
Accumulated amortization....................................       (282)       (1,222)
                                                                -------       -------
          Total.............................................    $17,350       $11,907
                                                                =======       =======

     At February 1, 1998, the estimated maturities of long term debt were (in thousands):

                        FISCAL YEAR
1998........................................................     $  1,000
1999........................................................        1,000
2000........................................................        1,000
2001........................................................      111,050
2002........................................................       63,000
Thereafter..................................................      238,000
                                                                 --------
                                                                 $415,050
                                                                 ========

                     CSK AUTO CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
            (INFORMATION AS OF AUGUST 2, 1998 AND FOR THE TWENTY-SIX
          WEEKS ENDED AUGUST 3, 1997 AND AUGUST 2, 1998 IS UNAUDITED.)

NOTE 6 -- LONG TERM DEBT, CONTINUED
     As more fully described in Note 9, the Company completed an initial public offering of its common stock in March 1998. Net proceeds from the offering were used to reduce outstanding debt of the Company, as follows (in millions):

12% Subordinated Notes......................................  $ 50.0
11% Senior Subordinated Notes...............................    43.8
Senior Credit Facility......................................    53.8
Premiums on retirement......................................     4.9
Accrued interest............................................     6.6
                                                              ------
                                                              $159.1
                                                              ======

     Upon the consummation of the offering, the Company recorded an extraordinary loss of approximately $6.9 million, net of taxes. Such extraordinary loss consists primarily of the premiums paid in connection with the redemption of indebtedness and the write-off of a portion of deferred debt issuance costs.

NOTE 7 -- LEASES

     The Company leases its office and warehouse facilities and a majority of its stores and equipment. Generally, store leases provide for minimum rentals and the payment of utilities, maintenance, insurance and taxes. Certain store leases also provide for contingent rentals based upon a percentage of sales in excess of a stipulated minimum. The majority of lease agreements are for base lease periods ranging from 15 to 20 years, with three to five renewal options of five years each.

     On November 18, 1997, the Company reached an agreement with an unrelated third party for the establishment of a $125.0 million operating lease facility for the acquisition and development of approximately 100 to 125 new stores over the period from February 1, 1998 through May 31, 1999.

          Operating lease rental expense is as follows (in thousands):

                                                                      FISCAL YEAR
                                                              ---------------------------
                                                               1995      1996      1997
Minimum rentals.............................................  $48,629   $51,214   $57,900
Contingent rentals..........................................    1,094     1,455     1,251
Sublease rentals............................................   (4,369)   (4,763)   (4,629)
                                                              -------   -------   -------
                                                              $45,354   $47,906   $54,522
                                                              =======   =======   =======

                     CSK AUTO CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
            (INFORMATION AS OF AUGUST 2, 1998 AND FOR THE TWENTY-SIX
          WEEKS ENDED AUGUST 3, 1997 AND AUGUST 2, 1998 IS UNAUDITED.)

NOTE 7 -- LEASES, CONTINUED
     Future minimum lease obligations under non-cancelable leases at February 1, 1998, are as follows (in thousands):

                                                              OPERATING   CAPITAL
                      FOR FISCAL YEARS                         LEASES     LEASES
1998........................................................  $ 64,325    $11,571
1999........................................................    59,126      9,720
2000........................................................    54,289      3,785
2001........................................................    51,726      2,854
2002........................................................    44,551      2,157
Thereafter..................................................   239,703      1,051
                                                              --------    -------
                                                              $513,720     31,138
                                                              ========
Less amounts representing interest..........................               (6,226)
                                                                          -------
Present value of obligations................................               24,912
Less current portion........................................               (8,671)
                                                                          -------
Long term obligation........................................              $16,241
                                                                          =======

     The above amounts include future minimum lease obligations under operating leases with affiliates totaling $61.9 million at February 1, 1998. Operating lease rental expense under leases with affiliates totaled $1.8 million for the year ended January 28, 1996, $3.2 million for the year ended February 2, 1997, and $2.4 million for the year ended February 1, 1998.

     The implicit interest rate of capital leases varies from 4.3% to 14.8% with an average implicit rate of approximately 11.0%.

NOTE 8 -- CAPITAL STOCK AND INITIAL PUBLIC OFFERING

     In connection with the 1996 Recapitalization, the Company completed a recapitalization of its common stock. All 100 shares of common stock outstanding at the date of the Acquisition were converted into 8,723,550 shares of Class A, Class C, Class D and Class F capital stock. All of the Class F stock (consisting of 100 shares) was then redeemed at an aggregate redemption price of approximately $238.5 million. Concurrently therewith, the Company issued 8,381,450 shares of Class E stock to Carmel at an issue price of $100.9 million. See Note 2.

     In December 1997, the Company sold 180,600 shares of its Class B stock to certain executives of the Company. See Note 9. Also in December 1997, in connection with the acquisition of Trak West, the Company sold 1,827,788 shares of stock to affiliates of the Company's existing stockholders. See Note 3.

     On March 17, 1998, the Company completed an initial public offering (the "Offering") of approximately 8.6 million shares of its common stock, generating proceeds of approximately

                     CSK AUTO CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
            (INFORMATION AS OF AUGUST 2, 1998 AND FOR THE TWENTY-SIX
          WEEKS ENDED AUGUST 3, 1997 AND AUGUST 2, 1998 IS UNAUDITED.)

NOTE 8 -- CAPITAL STOCK AND INITIAL PUBLIC OFFERING, CONTINUED
$159.1 million, net of offering expenses. The offering proceeds were used to retire the Company's 12% Subordinated Notes and other indebtedness as more fully described in Note 6. Upon retirement of the 12% Subordinated Notes, all of the outstanding preferred stock of Auto was cancelled.

     In connection with the Offering, the Company's Board of Directors and stockholders approved a 17.105 to 1 stock split effected in the form of a stock dividend. Accordingly, all share and option information contained herein has been adjusted to give retroactive effect to such stock split. In addition, under the terms of the Company's restated Certificate of Incorporation in effect at the time of the Offering, each share of each class of issued and outstanding capital stock of the Company automatically converted to common stock upon the consummation of the Offering on March 17, 1998.

     The Company's capital stock, as adjusted for the stock split discussed above, consists of the following:

                                                                   SHARES ISSUED AND OUTSTANDING
                                                              ---------------------------------------
                                                 SHARES       FEBRUARY 2,   FEBRUARY 1,    AUGUST 2,
                                              AUTHORIZED(1)      1997          1998          1998
               TYPE OF STOCK                                                              (UNAUDITED)
Class A, $.01 par value.....................    7,318,135      7,318,135     7,318,135            --
Class B, $.01 par value.....................    1,900,554             --       180,600            --
Class C, $.01 par value.....................    2,252,078      1,319,890     2,252,061            --
Class D, $.01 par value.....................       85,525         85,525        85,525            --
Class E, $.01 par value.....................    9,277,084      8,381,450     9,277,067            --
Class F, $.01 par value.....................           --             --            --            --
Common stock, $.01 par value................   20,833,376             --            --    27,738,388
                                               ----------     ----------    ----------    ----------
                                               41,666,752     17,105,000    19,113,388    27,738,388
                                               ==========     ==========    ==========    ==========

------------------------

(1) In March 1998, the Company amended its Certificate of Incorporation to eliminate all classes of stock other than common stock and increase the total common stock authorization to 50 million shares.

NOTE 9 -- EMPLOYEE BENEFIT PLANS

     The Company provides various health, welfare and disability benefits to its full-time employees which are funded primarily by Company contributions. The Company does not provide post-employment or post-retirement health care or life insurance benefits to its employees.

                     CSK AUTO CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
            (INFORMATION AS OF AUGUST 2, 1998 AND FOR THE TWENTY-SIX
          WEEKS ENDED AUGUST 3, 1997 AND AUGUST 2, 1998 IS UNAUDITED.)

NOTE 9 -- EMPLOYEE BENEFIT PLANS, CONTINUED
  RETIREMENT PROGRAM

     The Company sponsors a 401(k) plan which is available to all employees of the Company who have completed one year of continuous service. Effective October 1, 1997, the Company matches from 40% to 60% of employee contributions in 10% increments, based on years of service with the Company, up to 6% of the participant's base salary. Prior to October 1, 1997, the Company matched 20% of employee contributions, up to 6% of the participant's base salary, without regard to years of service. Participant contributions are subject to certain restrictions as set forth in the Internal Revenue Code. The Company's matching contributions totaled $267,000, $288,000 and $394,500 for fiscal years 1995, 1996 and 1997, respectively.

  1996 STOCK OPTION PLANS

     On October 30, 1996, the Company awarded options to purchase shares of common stock under its Associate Stock Option Plan (the "Associate Plan") and its Executive Stock Option Plan (the "Executive Plan" and together with the Associate Plan, the "Plans") in order to provide incentives to store managers and salaried corporate and warehouse employees of the Company. In October 1996 and February 1997, the Company's Board of Directors approved the Associate Plan and the Executive Plan, respectively.

     The Plans may be administered by a committee of the Board of Directors of the Company, which would have broad authority in administering and interpreting the Plans, or, if a committee has not been appointed, by the entire Board of Directors. The Plans provide that, at such time as the Company has a class of equity securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the committee must consist entirely of "Non-Employee Directors" (as defined in Rule 16b-3 under the Exchange Act). A committee has not yet been appointed to administer the Plans.

     Options to purchase up to an aggregate of 1,026,300 and 684,200 shares of common stock may be granted under the Associate Plan and the Executive Plan, respectively. Options granted under the Plans may be options intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code of 1986, as amended, or options not intended to so qualify. In the event of a sale of more than 80% of the outstanding shares of capital stock of the Company or 80% of its assets, the vested portion of an option and, under certain circumstances, the unvested portion will be purchased by the Company. All options expire on the seventh anniversary of the date of grant (or, under certain circumstances, 30 days later).

     As a result of the Offering, each option granted under the Plans will become exercisable upon vesting. Options granted under the Associate Plan vest in three equal installments on the second, third and fourth anniversaries of the date of their grant, assuming the associate's employment continues during this period ("Four Year Vesting"). Options granted under the

                     CSK AUTO CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
            (INFORMATION AS OF AUGUST 2, 1998 AND FOR THE TWENTY-SIX
          WEEKS ENDED AUGUST 3, 1997 AND AUGUST 2, 1998 IS UNAUDITED.)

NOTE 9 -- EMPLOYEE BENEFIT PLANS, CONTINUED
Executive Plan are subject to the Four Year Vesting as to 84% of such options and performance vesting (over the same four years) as to the remaining 16%. The performance vesting criteria is based upon achieving specified operating results. Partial vesting of options subject to performance vesting occurs if the Company achieves less than 95% of the specified operating results. Any portion of options granted under the Executive Plan which are subject to performance vesting and which do not vest during the four years will automatically vest 90 days prior to the end of the option's term. If the specified operating results are exceeded for any year by at least 10%, the executive will receive options for up to an additional 5% (20% on a cumulative basis) of his or her original option grant (no such additional options have been granted).

     As of February 1, 1998, the Company has granted options to purchase 679,151 shares under the Associate Plan and 385,622 shares under the Executive Plan, net of cancellations. The exercise price applicable to these options is $12.04 per share with respect to 993,833 shares and the exercise price is $20.00 with respect to 70,940 shares. Except for 96,062 options granted under the Executive Plan (see "Employment Agreements" below), these exercise prices represent the fair market value at the date of grant based upon the price paid for such shares in the 1996 Recapitalization and other valuation analyses performed by the Company, or the Offering, as applicable.

  DIRECTORS STOCK PLAN

     In June 1998 the Company's Board of Directors adopted a non-employee director compensation plan, subject to shareholder approval. The plan provides for an aggregate of up to 50,000 shares in the form of restricted stock grants or stock options. The Board of Directors has adopted a policy which provides each non-employee director with an annual stipend of $25,000, of which at least $10,000 must be paid in the form of restricted stock grants.

  EMPLOYMENT AGREEMENTS

     Auto has entered into employment agreements with the Chairman and the President pursuant to which they are paid fixed base salaries and are eligible for bonuses based upon earnings before interest, taxes, depreciation and amortization ("EBITDA") and, in the case of the Chairman, an additional bonus at the discretion of the Board of Directors. The agreements do not contain stated termination dates, but rather are terminable at will by either party. If Auto were to terminate the employment of the Chairman and President without cause, or if they terminate their employment for good reason, Auto has agreed to pay to the Chairman his base salary and performance bonus for a period of 24 months and to the President his base salary for one year. The Chairman also received a loan of $550,000 from the Company, bearing interest at 4.535% and due in 1999.

                     CSK AUTO CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
            (INFORMATION AS OF AUGUST 2, 1998 AND FOR THE TWENTY-SIX
          WEEKS ENDED AUGUST 3, 1997 AND AUGUST 2, 1998 IS UNAUDITED.)

NOTE 9 -- EMPLOYEE BENEFIT PLANS, CONTINUED
     In connection with the commencement of his employment, the Company agreed to pay the Chairman $1.0 million which, in turn, was used by the Chairman to purchase 83,079 shares of common stock from a member of the Investcorp Group, reflecting a share value of $12.04, the fair market value at the date of the agreement, based on the price paid for such shares in the 1996 Recapitalization. Under the Chairman's employment agreement, the shares vested 50% upon commencement of employment with an additional 25% vesting at each of the first and second anniversary of the agreement. The Company has also loaned the Chairman approximately $440,000 to pay the income tax consequences of the award. The loan bears interest at the rate applicable to borrowings under the Revolving Credit Commitment, and is due in 2000.

     In connection with the execution of his employment agreement, the Company's Chairman received an option for 401,967 shares of common stock, exercisable at $12.04 per share. As a result of vesting acceleration triggered by the Offering, this option will generally vest and become exercisable in March 2000, subject to earlier vesting based upon the achievement of certain EBITDA targets and the occurrence of other specified events. In connection with the Trak West acquisition, the Company's Chairman received an option for 39,940 shares of common stock, exercisable at $12.04 per share, effective as of February 1, 1998. This option will vest and become exercisable in four equal annual installments beginning in April 1999. In connection with the issuance of these options, the Company will recognize a charge to earnings of approximately $0.2 million over the vesting period for the difference between the exercise price and the fair market value of the common stock at the date of grant. In connection with the Offering, the Company's Chairman received an option for 216,634 shares of common stock, exercisable at $20.00 per share, the fair market value at the date of grant based on the Offering. This option will vest and become exercisable in three equal annual installments beginning in April 2000.

     In connection with the execution of his employment agreement, the Company's President received an option for 299,337 shares of common stock, exercisable at $12.04 per share. This option has both vested and become exercisable to the extent of 42,762 shares. As a result of vesting acceleration triggered by the Offering, the remainder of this option will generally vest and become exercisable in March 2000, subject to earlier vesting based upon the achievement of certain EBITDA targets and the occurrence of other specified events.

  MANAGEMENT STOCK PURCHASE AGREEMENTS AND LOANS PLANS

     In December 1997, the Company entered into stock purchase agreements with certain executives of the Company. Under the terms of the agreements, the Company agreed to issue a total of 180,600 shares of its common stock at a price of $12.04 per share, the same price paid in the 1996 Recapitalization. In addition, the Company granted certain executives non-qualified options to purchase 96,062 shares of its common stock, also at a price of $12.04 per share. The options contain similar terms and vesting provisions as existing options under the Company's

                     CSK AUTO CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
            (INFORMATION AS OF AUGUST 2, 1998 AND FOR THE TWENTY-SIX
          WEEKS ENDED AUGUST 3, 1997 AND AUGUST 2, 1998 IS UNAUDITED.)

NOTE 9 -- EMPLOYEE BENEFIT PLANS, CONTINUED
Executive Stock Option Plan. In connection with issuance of these shares, the Company recognized a charge to earnings of $0.9 million in the fourth quarter of fiscal 1997 for the difference between the issuance price and the fair market value of the stock at the date of sale. In addition, in the fourth quarter of fiscal 1997, the Company recorded deferred compensation of approximately $0.5 million to reflect the difference between the exercise price and the fair market value of stock associated with the options granted to certain executives. The deferred compensation will produce a charge to earnings over the vesting period of the options.

     Of the total consideration paid to the Company of $2.2 million in connection with the purchase of the Company's common stock by certain executives, approximately $1.0 million was loaned by the Company to certain executives to purchase 84,550 of the shares (the "Stock Loans"). The Stock Loans are collateralized by the stock under pledge agreements, provide full recourse to the executive, bear interest at the average rate paid by the Company under the revolving portion of its Senior Credit Facility, and mature in December 2003.

  OPTIONS ACTIVITY

     Options activity is summarized as follows:

                                                              NUMBER OF
                                                               SHARES     EXERCISE PRICE
Balance at Jan. 28, 1996....................................        --               --
  Granted...................................................  1,549,441   $       12.04
  Exercised.................................................        --               --
  Canceled..................................................    (8,980)           12.04
                                                              ---------
Balance at Feb. 2, 1997.....................................  1,540,461           12.04
  Granted...................................................   561,709      12.04-20.00
  Exercised.................................................        --               --
  Canceled..................................................   (79,518)           12.04
                                                              ---------
Balance at Feb. 1, 1998.....................................  2,022,652   $12.04-$20.00
                                                              =========

     The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation". Had compensation costs for the Company's stock option plans been determined based on the fair value at the grant date for awards, consistent with the provisions of SFAS No. 123, net loss would have been changed to the pro forma amounts indicated below (in thousands):

                                                                FISCAL YEAR
                                                              ----------------
                                                               1996      1997
Net loss:
  As reported...............................................  (24,659)    (771)
  Pro forma.................................................  (24,803)  (1,230)

                     CSK AUTO CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
            (INFORMATION AS OF AUGUST 2, 1998 AND FOR THE TWENTY-SIX
          WEEKS ENDED AUGUST 3, 1997 AND AUGUST 2, 1998 IS UNAUDITED.)

NOTE 9 -- EMPLOYEE BENEFIT PLANS, CONTINUED
     The fair value of each option grant is estimated on the date of grant using the Minimum Value Method of option pricing, based upon the following input assumptions:

                                                                 FISCAL YEAR
                                                              -----------------
                                                               1996      1997
Dividend yield..............................................        0%        0%
Risk free interest rate.....................................     6.07%     5.95%
Expected life of options....................................  5 years   4 years

NOTE 10 -- SUPPLEMENTAL SCHEDULE OF CASH FLOWS

     Interest paid during fiscal years 1995, 1996 and 1997 amounted to $13.4 million, $13.4 million and $36.2 million, respectively. No income taxes were paid in fiscal years 1995, 1996 and 1997.

     The Company acquired certain fixtures and other equipment under capital lease arrangements totaling approximately $5.8 million, $2.6 million and $9.7 million in fiscal 1995, 1996 and 1997, respectively.

NOTE 11 -- INCOME TAXES

     The provision (benefit) for income taxes (exclusive of extraordinary items) is comprised of the following (in thousands):

                                                                      FISCAL YEAR
                                                              ---------------------------
                                                               1995       1996      1997
Current:
  Federal...................................................  $(1,801)  $     --   $   --
  State.....................................................     (406)        --       --
                                                              -------   --------   ------
                                                               (2,207)        --       --
                                                              -------   --------   ------
Deferred:
  Federal...................................................   (2,922)    (9,750)   1,260
  State.....................................................     (318)    (2,109)     297
                                                              -------   --------   ------
                                                               (3,240)   (11,859)   1,557
                                                              -------   --------   ------
          Total.............................................  $(5,447)  $(11,859)  $1,557
                                                              =======   ========   ======

                     CSK AUTO CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
            (INFORMATION AS OF AUGUST 2, 1998 AND FOR THE TWENTY-SIX
          WEEKS ENDED AUGUST 3, 1997 AND AUGUST 2, 1998 IS UNAUDITED.)

NOTE 11 -- INCOME TAXES, CONTINUED
     The following table summarizes the differences between the Company's provision (benefit) for income taxes and the expected provision (benefit), exclusive of extraordinary items (in thousands):

                                                                      FISCAL YEAR
                                                              ----------------------------
                                                                1995       1996      1997
Income before taxes.........................................  $(14,541)  $(36,518)  $3,801
Federal income tax rate.....................................        34%        34%      34%
                                                              --------   --------   ------
Expected provision for income taxes.........................    (4,944)   (12,416)   1,292
State taxes, net of federal benefit.........................      (671)    (1,634)     196
Other.......................................................       168      2,191       69
                                                              --------   --------   ------
Actual (benefit) provision for income taxes.................  $ (5,447)  $(11,859)  $1,557
                                                              ========   ========   ======

The current and non-current deferred tax assets and liabilities consist of the following (in thousands):

                                                              FEBRUARY 2,   FEBRUARY 1,
                                                                 1997          1998
Gross deferred tax assets:
  Store closing costs.......................................    $ 6,118       $ 4,503
  Salaries and benefits.....................................      7,710         3,481
  Capital lease expenditures................................        743           824
  Internally developed software.............................      2,538         2,798
  Preopening costs..........................................      2,267           360
  Provision for site selection costs........................      3,243         1,783
  Provision for bad debts...................................        684           953
  Tax loss carryforwards....................................      4,142        10,216
  Other.....................................................        716         2,184
                                                                -------       -------
          Total gross deferred tax assets...................     28,161        27,102
                                                                -------       -------
Gross deferred tax liabilities:
  Inventory.................................................      8,991         8,500
  Depreciation..............................................      1,152           647
                                                                -------       -------
          Total gross deferred tax liabilities..............     10,143         9,147
                                                                -------       -------
Net deferred tax assets.....................................    $18,018       $17,955
                                                                =======       =======

     The net deferred tax assets are reflected in the accompanying balance sheets as follows:

                                                              FEBRUARY 2,   FEBRUARY 1,
                                                                 1997          1998
Current deferred tax liabilities, net.......................    $  (597)      $(4,066)
Non-current deferred tax assets, net........................     18,615        22,021
                                                                -------       -------
Net deferred tax assets.....................................    $18,018       $17,955
                                                                =======       =======

     The Company has recorded deferred tax assets of approximately $10.2 million as of February 1, 1998 reflecting the benefit of tax loss carryforwards totaling $25.8 million which expire in 2013. Realization is dependent on generating sufficient taxable income prior to expiration of the loss carryforwards. Utilization of certain of the net operating loss carryforwards

                     CSK AUTO CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
            (INFORMATION AS OF AUGUST 2, 1998 AND FOR THE TWENTY-SIX
          WEEKS ENDED AUGUST 3, 1997 AND AUGUST 2, 1998 IS UNAUDITED.)

NOTE 11 -- INCOME TAXES, CONTINUED
may be limited under Section 382 of the Internal Revenue Code. Although realization is not assured, management believes it is more likely than not that all the deferred tax assets will be realized. Accordingly, the Company believes that no valuation allowance is required for deferred tax assets in excess of deferred tax liabilities. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

NOTE 12 -- STORE CLOSING COSTS

     Activity in the provision for store closings and the related store closing costs is as follows (in thousands):

                                                       STORE     PURCHASE      PAYMENTS
                                          BEGINNING   CLOSING   ACCOUNTING   AND NON-CASH   ENDING
FISCAL YEAR                                BALANCE     COSTS    ADJUSTMENT     CHARGES      BALANCE
1995....................................   $ 5,745    $ 3,310      $ --        $(3,757)     $ 5,298
1996....................................     5,298     14,904        --         (4,360)      15,842
1997....................................    15,842      1,640       625         (6,755)      11,352

     In January 1997, the Company updated its strategic plan relating to the relocation of certain stores. As a result of the 1996 Recapitalization, the Company obtained greater access to capital resources including the availability of a sale-leaseback facility for new stores, thereby improving the Company's ability to implement such relocations. While management believes that there will be long-term operating benefits from this strategy, the Company will incur costs for early lease terminations or negative sub-lease rentals for stores vacated under this plan and, accordingly, a charge to earnings of approximately $12.9 million was recorded in January 1997.

     Store closing costs include estimates for vacancy periods of the related stores through the expiration of the underlying leases, collectibility of rents due from sub-tenants, and similar factors.

NOTE 13 -- LEGAL MATTERS

     The Company was served with a lawsuit that was filed in the Superior Court in San Diego, California on May 4, 1998. The case is brought by two former store managers and a former assistant manager. It purports to be a class action for all present and former California store managers and senior assistant managers and seeks overtime pay for a period beginning in May of 1995 as well as injunctive relief requiring overtime pay in the future. This case is in early stages of discovery. The Company has recently been served with two other lawsuits purporting to be class actions filed in California state courts in Orange County and Fresno, California by thirteen other former and current employees. These lawsuits include similar claims to the San Diego lawsuit, except that they also include claims for unfair business practices, and the Orange County

                     CSK AUTO CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
            (INFORMATION AS OF AUGUST 2, 1998 AND FOR THE TWENTY-SIX
          WEEKS ENDED AUGUST 3, 1997 AND AUGUST 2, 1998 IS UNAUDITED.)

NOTE 13 -- LEGAL MATTERS, CONTINUED
lawsuit includes a claim for punitive damages based on an unlawful conversion theory. The Company believes it has meritorious defenses to all of these cases and intends to defend them vigorously.

     The Company is a defendant in various other legal matters arising from normal business activities. Management believes that the ultimate outcome of these matters will not have a material effect on the Company's results of operations, financial position or cash flows.

NOTE 14 -- FAIR VALUE OF FINANCIAL INSTRUMENTS

     The estimated fair values of the Company's financial instruments, which are determined by reference to quoted market prices, where available, or are based upon comparisons to similar instruments of comparable maturities, are as follows (in thousands):

                                                       FEBRUARY 2, 1997        FEBRUARY 1, 1998
                                                     ---------------------   ---------------------
                                                     CARRYING   ESTIMATED    CARRYING   ESTIMATED
                                                      AMOUNT    FAIR VALUE    AMOUNT    FAIR VALUE
Receivables........................................  $ 28,511    $ 28,511    $ 37,566    $ 37,566
Amounts due under Senior Credit Facility...........   138,000     138,000     240,050     240,050
Obligations under 11% Senior Subordinated Notes....   125,000     125,000     125,000     137,500
Obligations under 12% Subordinated Notes...........    50,000      50,000      50,000      50,000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                         , 1998

                                   [CSK LOGO]

                        7,000,000 SHARES OF COMMON STOCK

                           -------------------------

                                   PROSPECTUS
                           -------------------------

                          DONALDSON, LUFKIN & JENRETTE

                              MERRILL LYNCH & CO.

                           ING BARING FURMAN SELZ LLC

                                LEHMAN BROTHERS

                           MORGAN STANLEY DEAN WITTER

                              SALOMON SMITH BARNEY

--------------------------------------------------------------------------------
We have not authorized any dealer, salesperson or other person to give you written information other than this prospectus or to make representations as to matters not stated in this prospectus. You must not rely on unauthorized information. This prospectus is not an offer to sell these securities or our solicitation of your offer to buy the securities in any jurisdiction where that would not be permitted or legal. Neither the delivery of this prospectus nor any sales made hereunder after the date of this prospectus shall create an implication that the information contained herein or the affairs of the Company have not changed since the date hereof.
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The registrant's expenses in connection with this Offering are set forth below. All amounts except the Securities and Exchange Commission registration fee, the NASD filing fee and the NYSE listing fee are estimated.

Securities and Exchange Commission registration fee.........  $ 60,775
NASD filing fee.............................................    22,631
Printing expenses...........................................   150,000
Accounting fees and expenses................................   100,000
Legal fees and expenses.....................................   200,000
Miscellaneous...............................................    66,594
                                                              --------
          Total.............................................  $600,000
                                                              ========

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law (the "DGCL") makes provisions for the indemnification of officers and directors of corporations in terms sufficiently broad to indemnify the officers and directors of the registrant under certain circumstances from liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act").

     As permitted by the DGCL, the registrant's Amended and Restated Certificate of Incorporation, as amended (the "Charter"), provides that, to the fullest extent permitted by the DGCL, no director shall be liable to the registrant or to its stockholders for monetary damages for breach of his fiduciary duty as a director. Delaware law does not permit the elimination of liability (i) for any breach of the director's duty of loyalty to the registrant or its stockholders,
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases, or (iv) for any transaction from which the director derives an improper personal benefit. The effect of this provision in the Charter is to eliminate the rights of the registrant and its stockholders (through stockholders' derivative suits on behalf of the registrant) to recover monetary damages against a director for breach of fiduciary duty as a director thereof (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (i)-(iv), inclusive, above. These provisions will not alter the liability of directors under federal securities laws.

     In addition, the Charter provides that the registrant may indemnify any person who was or is a party or who was or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding (including, without limitation, one by or in the right of the registrant to procure judgment in its favor), whether civil, criminal, administrative or investigative, by reason of the fact the he or she is or was a director, officer, employee or agent of the registrant or is or was serving at the request of the registrant as a director, officer, employee or agent of any other corporation or enterprise, from and against any and all expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person. The Charter also provides that the indemnification provided in the Charter shall not be deemed exclusive of any other rights to which the indemnified party may be entitled and that the registrant may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the registrant or any other corporation or enterprise against expense liability or loss whether or not the Registrant would have the power to indemnify such person against such expense, liability or loss under the DGCL or under the Charter.

     The registrant's Amended and Restated By-Laws (the "Bylaws") provide that the registrant may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the registrant) by reason of the fact that he is or was a director, officer, employee or agent of the registrant or is or was serving at the request of the registrant as a director, officer, employee or agent of any other corporation or enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the registrant, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful.

     The Bylaws also provide that the registrant may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the registrant to procure judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted under similar standards, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the registrant unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine that despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to be indemnified for such expenses which the Court of Chancery of the State of Delaware or the court in which such action was brought shall deem proper.

     The Bylaws also provide that to the extent a director or officer of the registrant has been successful in the defense of any action, suit or proceeding referred to in the previous paragraphs or in the defense of any claim, issue, or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith and that indemnification provided for in the Bylaws shall not be deemed exclusive of any other rights to which the indemnified party may be entitled.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     The registrant has not issued or sold securities within the past three years pursuant to offerings that were not registered under the Securities Act, except as follows:

          (a) On October 30, 1996, the registrant converted all of its issued and outstanding shares of common stock into 427,836 (7,318,135 giving effect to the 17.105-for-1 stock split (the "Stock Split")) shares of Class A Common Stock, 77,164 (1,319,890 giving effect to the Stock Split) shares of Class C Common Stock, 5,000 (85,525 giving effect to the Stock Split) shares of Class D Common Stock and 100 (1,710 giving effect to the Stock Split) shares of Class F Common Stock.

          (b) On October 30, 1996, the registrant issued and sold 490,000 (8,381,450 giving effect to the Stock Split) shares of Class E Common Stock to Cantrade Trust Company Limited, in its capacity as trustee of the Carmel Trust, at approximately $206 ($12.04 giving effect to the Stock Split) per share, or an aggregate offering price of approximately $100,940,000.

          (c) On October 30, 1996, the registrant issued and sold a Class A Stock Purchase Warrant to Investcorp Bank E.C. for $10.00.

          (d) On October 30, 1996, the registrant issued and sold $10,000,000 aggregate principal amount of 12% Subordinated Series A Notes due October 31, 2008 to TransAtlantic Finance, Ltd.

          (e) On October 30, 1996, the registrant issued and sold $40,000,000 aggregate principal amount of 12% Subordinated Series B Notes due October 31, 2008 to Southwest Finance, Ltd. In connection with this transaction, a $4,000,000 fee was paid to Southwest Finance, Ltd.

          (f) On December 8, 1997, the registrant issued and sold approximately 54,498 (932,181 giving effect to the Stock Split) shares of Class C Common Stock to South Bay Limited at approximately $206 ($12.04 giving effect to the Stock Split) per share, or an aggregate offering price of approximately $11,226,588. In connection with this transaction, a $1,000,000 equity placement fee was paid to Investcorp Bank E.C.

          (g) On December 8, 1997, the registrant issued and sold approximately 52,360 (895,618 giving effect to the Stock Split) shares of Class E Common Stock to Transatlantic Finance, Inc. at approximately $206 ($12.04 giving effect to the Stock Split) per share, or an aggregate offering price of approximately $10,786,160.

          (h) On various dates from October 30, 1996 through November 2, 1997, pursuant to the registrant's 1996 Associate Stock Option Plan and the registrant's 1996 Executive Stock Option Plan (collectively, and as amended from time to time, the "Plans"), the Company awarded to key employees of CSK Auto, Inc. non-qualified incentive stock options, exercisable in whole or in part at approximately $206 ($12.04 giving effect to the Stock Split) per share, to purchase an aggregate of 52,691 (901,279 giving effect to the Stock Split) shares of Class B Common Stock ("Class B Shares"). On the closing of the registrant's initial public offering, each option became exercisable for an identical number of shares of common stock to the number of Class B Shares for which it was exercisable prior to the offering, at the same price per share.

          (i) On various dates from November 3, 1997 through February 16, 1998, pursuant to the 1996 Executive Stock Option Plan, the registrant issued additional non-qualified incentive stock options, exercisable in whole or in part at approximately $206 ($12.04 giving effect to the Stock Split) per share, to purchase 99 (1,693 giving effect to the Stock Split) Class B Shares. On the closing of the registrant's initial public offering, each option became exercisable for an identical number of shares of common stock as the number of Class B Shares for which it was exercisable prior to the offering, at the same price per share.

          (j) On various dates from November 3, 1998 through February 16, 1998, pursuant to the 1996 Associate Stock Option Plan, the registrant issued additional non-qualified incentive stock options, exercisable in whole or in part at approximately $342 ($20.00 giving effect to the Stock Split) per share, to purchase 4,689 (80,205 giving effect to the Stock Split) Class B Shares. On the closing of the registrant's initial public offering, each option became exercisable for an identical number of shares of common stock as the number of Class B Shares for which it was exercisable prior to the offering, at the same price per share.

          (k) In connection with the execution of his employment agreement in November 1996, the registrant granted James Bazlen an option exercisable in whole or in part at a price of approximately $206 ($12.04 giving effect to the Stock Split) per share for 17,500 (299,337 giving effect to the Stock Split) shares of Class B Stock. On the closing of the registrant's initial public offering, each option became exercisable for an identical number of shares of common stock as the number of Class B Shares for which it was exercisable prior to the offering, at the same price per share.

          (l) In connection with the execution of his employment agreement in January 1997, the registrant granted Maynard Jenkins an option exercisable in whole or in part at a price of approximately $206 ($12.04 giving effect to the Stock Split) per share for 23,500 (401,967 giving effect to the Stock Split) shares of Class B Stock. On the closing of the registrant's initial public offering, each option became exercisable for an identical number of shares of common stock as the number of Class B Shares for which it was exercisable prior to the offering, at the same price per share.

          (m) In December 1997, 22 members of the registrant's management purchased an aggregate of 10,559 (180,600 giving effect to the Stock Split) Class B Shares at a price of approximately $206 ($12.04 giving effect to the Stock Split) per share, or an aggregate offering price of approximately $2,175,154, pursuant to Management Stock Purchase Agreements. These individuals received secured loans from the registrant pursuant to its 1997 Stock Loan Program in an aggregate amount equal to the purchase price of 4,943 (84,550 giving effect to the Stock Split) Class B Shares, or an aggregate principal amount of approximately $1,018,258. At the time of these purchases, the registrant agreed to grant one non-qualified stock option exercisable in whole or in part at approximately $206 ($12.04 giving effect to the Stock Split) in respect of each Class B Share, purchased without the benefit of the 1997 Stock Loan Program, to such purchasers, for a total of 5,616 (96,061 giving effect to the Stock Split) Class B Shares. On the closing of the registrant's initial public offering, each option became exercisable for an identical number of shares of common stock as the number of Class B Shares for which it was exercisable prior to the offering, at the same price per share.

          (n) In February 1998, the registrant granted Maynard Jenkins an option, exercisable in whole or in part at a price of approximately $206 ($12.04 giving effect to the Stock Split) per share for 2,335 (39,940 giving effect to the Stock Split) shares of Class B Stock. On the closing of the registrant's initial public offering, each option became exercisable for an identical number of shares of common stock as the number of Class B Shares for which it was exercisable prior to the offering, at the same price per share.

          (o) In February 1998, the registrant granted Maynard Jenkins an option, exercisable in whole or in part at a price of approximately $342 ($20.00 giving effect to the Stock Split) per share for 12,665 (216,634 giving effect to the Stock Split) shares of Class B Stock. On the closing of the registrant's initial public offering, each option became exercisable for an identical number of shares of common stock as the number of Class B Shares for which it was exercisable prior to the offering, at the same price per share.

     The transaction set forth in paragraph (a) above was undertaken in reliance upon the exemption from the registration requirements of the Securities Act afforded by Section 3(a)(9) thereof. The transactions set forth in paragraphs
(b) through (g) above were undertaken in reliance upon the exemption from the registration requirements of the Securities Act afforded by Section 4(2) thereof and/or Regulation D promulgated thereunder, as sales not involving a public offering. The transactions set forth in paragraphs (h) through (o) above were undertaken in reliance upon the exemption from the registration requirements of the Securities Act afforded by Rule 701 promulgated under the Securities Act, as sales by an issuer to employees, directors, officers, consultants or advisors pursuant to written compensatory benefit plans or written contracts relating to the compensation of such persons. The purchasers of the securities described above acquired them for their own account and not with a view to any distribution thereof to the public. The certificates evidencing the securities bear legends stating that the shares may not be offered, sold or transferred other than pursuant to an effective registration statement under the Securities Act or an exemption from such registration requirements. The registrant believes that exemptions other than those specified above may exist with respect to the transactions set forth above. On September 15, 1998, the registrant filed a registration statement on Form S-8 to register the issuance of shares of common stock pursuant to the exercise of options granted in the transactions described in paragraphs (h) through (j) and (m) above.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits:

 EXHIBIT
 NUMBER                      DESCRIPTION OF EXHIBITS
 1.01+     Form of Underwriting Agreement.
 3.01***   Restated Certificate of Incorporation of the Company.
 3.02***   Certificate of Correction to the Restated Certificate of
           Incorporation of the Company.
 3.03***   Amended and Restated By-laws of the Company.
 4.01*     Indenture, dated as of October 30, 1996, by and among CSK
           Auto, Inc. ("Auto"), Kragen Auto Supply Co., Schuck's
           Distribution Co. and The Bank of New York (as successor to
           Wells Fargo Bank, N.A.), as Trustee, including form of Note.
 4.02**    Amended and Restated Credit Agreement, dated as of December
           8, 1997, among Auto, the several Lenders from time to time parties thereto, The Chase Manhattan Bank, as administrative agent for the Lenders, and Lehman Commercial Paper Inc., as documentation agent for the Lenders and Chase Securities
           Inc., as arranger.
 4.03**    Form of Common Stock certificate.
 5.01+     Opinion of Gibson, Dunn & Crutcher LLP.
10.01****  Amended and Restated Employment Agreement dated as of June
           12, 1998 between Auto and James Bazlen.
10.02      Stock Option Agreement, dated November 1, 1996, between the
           Company and James Bazlen.
10.03*     Amended and Restated Participation Agreement, dated June 19,
           1996, between Auto and James Bazlen.
10.04****  Amended and Restated Employment Agreement dated as of June
           12, 1998 between Auto and Maynard Jenkins.
10.05**    Promissory Note of Maynard Jenkins dated December 21, 1997.
10.06**    Stock Pledge Agreement between the Company and Maynard
           Jenkins dated December 21, 1997.
10.07**    Stock Acquisition Agreement dated January 27, 1997 among
           Maynard Jenkins, Auto and the Company.
10.08      Stock Option Agreement, dated January 27, 1997, between the
           Company and Maynard Jenkins.
10.09**    Stock Option Agreement, dated February 1, 1998, between the
           Company and Maynard Jenkins.
10.10**    Stock Option Agreement, dated March 9, 1998, between the
           Company and Maynard Jenkins.
10.11      Restated 1996 Associate Stock Option Plan.
10.12      Restated 1996 Executive Stock Option Plan.

 EXHIBIT
 NUMBER                      DESCRIPTION OF EXHIBITS
10.13*     1996 General and Administrative Staff Incentive Compensation
           Plan.
10.14****  CSK Auto Corporation Directors Stock Plan.
10.15+     Restricted Stock Agreement, dated as of June 12, 1998,
           between the Company and John F. Antioco.
10.16+     Restricted Stock Agreement, dated as of October 7, 1998,
           between the Company and Morton Godlas.
10.17*     Real Estate Financing Agreement, dated as of October 30,
           1996, between Cantrade Trust Company Limited, in its
           capacity as trustee of The Carmel Trust, and Auto.
10.18*     Amended and Restated Lease, dated October 23, 1989 (the
           'Missouri Falls Lease'), between Auto and Missouri Falls
           Associates Limited Partnership.
10.19*     First Amendment to the Missouri Falls Lease, dated November
           22, 1991, between Auto and Missouri Falls Associates Limited
           Partnership.
10.20*     Amendment to Leases, dated as of October 30, 1996, by and
           between Missouri Falls Associates Limited Partnership and
           Auto.
10.21*     Financing Advisory Agreement, dated October 30, 1996,
           between Auto and Investcorp International Inc.
10.22*     Financial Advisory Services Letter Agreement, dated October
           30, 1996, between Auto and Investcorp International Inc.
10.23*     Standby Loan Commitment Letter Agreement, dated October 30,
           1996, between Auto and Invifin S.A.
10.24*     Agreement for Management Advisory, Strategic Planning and
           Consulting Services, dated October 30, 1996, between Auto
           and Investcorp International Inc.
10.25*     Stockholders' Agreement, dated October 30, 1996, by and
           among the Initial Investcorp Group, Cantrade Trust Company
           Limited in its capacity as trustee of The Carmel Trust, the
           Company and Auto.
10.25.1**  Form of Supplemental Stockholders' Agreement Signature Page.
10.25.2    Amendment to the Stockholders' Agreement, dated June 12,
           1998.
10.26*     Stock Purchase Agreement, dated September 29, 1996.
10.27**    Senior Executive Stock Loan Plan.
10.28**    Form of Stock Purchase Agreement.
16.01**    Letter of Price Waterhouse LLP re: Change in Certifying
           Accountant.
21.01      Subsidiaries of the Company.
23.01      Consent of PricewaterhouseCoopers LLP.
23.02+     Consent of Gibson, Dunn & Crutcher LLP (included in Exhibit
           5.01).
24.01      Powers of Attorney (included on Signature Pages of
           Registration Statement).

------------------------------
   + To be filed by amendment.

   * Incorporated herein by reference to CSK Auto, Inc.'s Registration Statement on Form S-4 (File No. 333-22511).

  ** Incorporated herein by reference to the Company's Registration Statement on Form S-1 (File No. 333-43211).

 *** Incorporated herein by reference to the Company's Annual Report on Form
     10-K, filed on May 4, 1998 (Reg. No. 001-13927).

**** Incorporated herein by reference to the Company's Quarterly Report on Form
     10-Q, filed on September 11, 1998 (Reg. No. 001-13927).

     (b) Financial Statement Schedule for the three years ended February 1, 1998: Schedule II -- Valuation and Qualifying Accounts and reports of independent accountants thereon.

     (c) Report, Opinion or Appraisal from an Outside Party: None applicable.

ITEM 17.  UNDERTAKINGS

     (a) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (c) The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Company has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Phoenix, Arizona, on November 12, 1998.

                                      CSK AUTO CORPORATION

                                      By: /s/ MAYNARD L. JENKINS
                                         ---------------------------------------
                                          Maynard L. Jenkins
                                          Chief Executive Officer

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints James G. Bazlen and Don W. Watson, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, including, without limitation, any registration statement filed pursuant to Rule 462 under the Securities Act of 1933, as amended, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents or any of them or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on November 12, 1998.

NAME                                                         TITLE

/s/ MAYNARD L. JENKINS                     Chairman of the Board and Chief Executive
-----------------------------------------  Officer (Principal Executive Officer)
Maynard L. Jenkins

/s/ JAMES G. BAZLEN                        President, Chief Operating Officer and
-----------------------------------------  Director
James G. Bazlen

/s/ JOHN F. ANTIOCO                        Director
-----------------------------------------
John F. Antioco

NAME                                                         TITLE
/s/ MORTON GODLAS                          Director
-----------------------------------------
Morton Godlas

/s/ JON P. HEDLEY                          Director
-----------------------------------------
Jon P. Hedley

/s/ EDWARD G. LORD, III                    Director
-----------------------------------------
Edward G. Lord, III

/s/ CHRISTOPHER J. O'BRIEN                 Director
-----------------------------------------
Christopher J. O'Brien

/s/ CHARLES J. PHILIPPIN                   Director
-----------------------------------------
Charles J. Philippin

/s/ ROBERT SMITH                           Director
-----------------------------------------
Robert Smith

/s/ CHRISTOPHER J. STADLER                 Director
-----------------------------------------
Christopher J. Stadler

/s/ EDDIE TRUMP                            Director
-----------------------------------------
Eddie Trump

/s/ JULES TRUMP                            Director
-----------------------------------------
Jules Trump

/s/ SAVIO W. TUNG                          Director
-----------------------------------------
Savio W. Tung

/s/ DON W. WATSON                          Senior Vice President, Chief Financial
-----------------------------------------  Officer and Treasurer (Principal
Don W. Watson                              Financial Officer and Principal
                                           Accounting Officer)

                      REPORT OF INDEPENDENT ACCOUNTANTS ON
                          FINANCIAL STATEMENT SCHEDULE

To the Board of Directors
of CSK Auto Corporation

     Our audits of the consolidated financial statements referred to in our report dated April 10, 1998 appearing on Page F-2 of the Prospectus constituting part of this Registration Statement on Form S-1 of CSK Auto Corporation also included an audit of the financial statement schedule listed in Item 16(b) of this Registration Statement on Form S-1. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements for the periods referred to in our report.

COOPERS & LYBRAND L.L.P.

Phoenix, Arizona
April 10, 1998

                      REPORT OF INDEPENDENT ACCOUNTANTS ON
                          FINANCIAL STATEMENT SCHEDULE

To the Board of Directors
of CSK Auto Corporation

     Our audit of the consolidated financial statements referred to in our report dated December 23, 1997 appearing on page F-3 of the Prospectus constituting part of this Registration Statement on Form S-1 of CSK Auto Corporation also included an audit of the financial statement schedule listed in
Item 16(b) of this Registration Statement on Form S-1. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements for the period referred to in our report.

PRICE WATERHOUSE LLP

Phoenix, Arizona
December 23, 1997

                     CSK AUTO CORPORATION AND SUBSIDIARIES
                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS
                    FOR THE FISCAL YEARS 1995, 1996 AND 1997

                                                 BALANCE AT     CHARGED TO                  BALANCE AT
                                                BEGINNING OF    COSTS AND                     END OF
                                                   PERIOD        EXPENSES     DEDUCTIONS      PERIOD
                 DESCRIPTION                                        (IN THOUSANDS)
Reserve for Closed Stores
Year End January 28, 1996.....................    $ 5,745        $ 3,310       $(3,757)      $ 5,298
Year End February 2, 1997.....................      5,298         14,904        (4,360)       15,842
Year End February 1, 1998.....................     15,842          1,640        (6,130)       11,352

Reserve for Bad Debts
Year End January 28, 1996.....................      1,488          1,437          (972)        1,953
Year End February 2, 1997.....................      1,953          1,290        (1,475)        1,768
Year End February 1, 1998.....................      1,768          2,033        (1,398)        2,403

                               INDEX OF EXHIBITS

 EXHIBIT                                                                 PAGE
 NUMBER                      DESCRIPTION OF EXHIBITS                     NO.
 1.01+     Form of Underwriting Agreement. ............................
 3.01***   Restated Certificate of Incorporation of the Company. ......
 3.02***   Certificate of Correction to the Restated Certificate of
           Incorporation of the Company. ..............................
 3.03***   Amended and Restated By-laws of the Company. ...............
 4.01*     Indenture, dated as of October 30, 1996, by and among CSK
           Auto, Inc. ("Auto"), Kragen Auto Supply Co., Schuck's
           Distribution Co. and The Bank of New York (as successor to
           Wells Fargo Bank, N.A.), as Trustee, including form of
           Note. ......................................................
 4.02**    Amended and Restated Credit Agreement, dated as of December
           8, 1997, among Auto, the several Lenders from time to time parties thereto, The Chase Manhattan Bank, as administrative agent for the Lenders, and Lehman Commercial Paper Inc., as documentation agent for the Lenders and Chase Securities
           Inc., as arranger. .........................................
 4.03**    Form of Common Stock certificate. ..........................
 5.01+     Opinion of Gibson, Dunn & Crutcher LLP. ....................
10.01****  Amended and Restated Employment Agreement dated as of June
           12, 1998 between Auto and James Bazlen. ....................
10.02      Stock Option Agreement, dated November 1, 1996, between the
           Company and James Bazlen. ..................................
10.03*     Amended and Restated Participation Agreement, dated June 19,
           1996, between Auto and James Bazlen. .......................
10.04****  Amended and Restated Employment Agreement dated as of June
           12, 1998 between Auto and Maynard Jenkins. .................
10.05**    Promissory Note of Maynard Jenkins dated December 21,
           1997. ......................................................
10.06**    Stock Pledge Agreement between the Company and Maynard
           Jenkins dated December 21, 1997. ...........................
10.07**    Stock Acquisition Agreement dated January 27, 1997 among
           Maynard Jenkins, Auto and the Company. .....................
10.08      Stock Option Agreement, dated January 27, 1997, between the
           Company and Maynard Jenkins. ...............................
10.09**    Stock Option Agreement, dated February 1, 1998, between the
           Company and Maynard Jenkins. ...............................
10.10**    Stock Option Agreement, dated March 9, 1998, between the
           Company and Maynard Jenkins. ...............................
10.11+     Restated 1996 Associate Stock Option Plan. .................
10.12+     Restated 1996 Executive Stock Option Plan. .................
10.13*     1996 General and Administrative Staff Incentive Compensation
           Plan. ......................................................
10.14****  CSK Auto Corporation Directors Stock Plan. .................

 EXHIBIT                                                                 PAGE
 NUMBER                      DESCRIPTION OF EXHIBITS                     NO.
10.15+     Restricted Stock Agreement, dated as of June 12, 1998,
           between the Company and John F. Antioco. ...................
10.16+     Restricted Stock Agreement, dated as of October 7, 1998,
           between the Company and Morton Godlas. .....................
10.17*     Real Estate Financing Agreement, dated as of October 30,
           1996, between Cantrade Trust Company Limited, in its
           capacity as trustee of The Carmel Trust, and Auto. .........
10.18*     Amended and Restated Lease, dated October 23, 1989 (the
           'Missouri Falls Lease'), between Auto and Missouri Falls
           Associates Limited Partnership. ............................
10.19*     First Amendment to the Missouri Falls Lease, dated November
           22, 1991, between Auto and Missouri Falls Associates Limited
           Partnership. ...............................................
10.20*     Amendment to Leases, dated as of October 30, 1996, by and
           between Missouri Falls Associates Limited Partnership and
           Auto. ......................................................
10.21*     Financing Advisory Agreement, dated October 30, 1996,
           between Auto and Investcorp International Inc. .............
10.22*     Financial Advisory Services Letter Agreement, dated October
           30, 1996, between Auto and Investcorp International Inc. ...
10.23*     Standby Loan Commitment Letter Agreement, dated October 30,
           1996, between Auto and Invifin S.A. ........................
10.24*     Agreement for Management Advisory, Strategic Planning and
           Consulting Services, dated October 30, 1996, between Auto
           and Investcorp International Inc. ..........................
10.25*     Stockholders' Agreement, dated October 30, 1996, by and
           among the Initial Investcorp Group, Cantrade Trust Company
           Limited in its capacity as trustee of The Carmel Trust, the
           Company and Auto. ..........................................
10.25.1**  Form of Supplemental Stockholders' Agreement Signature
           Page. ......................................................
10.25.2    Amendment to the Stockholders' Agreement, dated June 12,
           1998. ......................................................
10.26*     Stock Purchase Agreement, dated September 29, 1996. ........
10.27**    Senior Executive Stock Loan Plan. ..........................
10.28**    Form of Stock Purchase Agreement. ..........................
16.01**    Letter of Price Waterhouse LLP re: Change in Certifying
           Accountant. ................................................
21.01      Subsidiaries of the Company. ...............................
23.01      Consent of PricewaterhouseCoopers LLP ......................
23.02+     Consent of Gibson, Dunn & Crutcher LLP (included in Exhibit
           5.01). .....................................................
24.01      Powers of Attorney (included on Signature Pages of
           Registration Statement). ...................................

------------------------------
   + To be filed by amendment.

   * Incorporated herein by reference to CSK Auto, Inc.'s Registration Statement on Form S-4 (File No. 333-22511).

  ** Incorporated herein by reference to the Company's Registration Statement on Form S-1 (File No. 333-43211).

 *** Incorporated herein by reference to the Company's Annual Report on Form
     10-K, filed on May 4, 1998 (Reg. No. 001-13927).

**** Incorporated herein by reference to the Company's Quarterly Report on Form
     10-Q, filed on September 11, 1998 (Reg. No. 001-13927).

     (b) Financial Statement Schedule for the three years ended February 1,
1998:
Schedule II -- Valuation and Qualifying Accounts and reports of independent accountants thereon.

     (c) Report, Opinion or Appraisal from an Outside Party: None applicable.